Exhibit 99.1

Eldorado Gold Corporation
Annual Information Form
in respect of the Year-Ended December 31, 2024

Dated: March 28, 2025

ELD (TSX)	EGO (NYSE)

About this Annual Information Form
Throughout this annual information form (“AIF”), references to “we”, “us”, “our”, “Eldorado” and the “Company” mean Eldorado Gold Corporation and its subsidiaries. References to “Eldorado Gold” mean Eldorado Gold Corporation only. References to “this year” mean 2024.
For all other defined technical and other terms, please refer to our Glossary section on page 122.
All dollar amounts are in United States dollars unless stated otherwise.
Except as otherwise noted, the information in this AIF is as of December 31, 2024. We prepare the financial statements referred to in this AIF in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and file the AIF with appropriate regulatory authorities in Canada and the United States. Information on our website is not part of this AIF, nor is it incorporated by reference. Filings on SEDAR+ are also not part of this AIF or incorporated by reference, except as specifically stated. For greater certainty, Eldorado’s Climate Change & GHG Emissions Report, its February 20, 2025 news release, as well as each of the Kışladağ Technical Report, Efemçukuru Technical Report, Olympias Technical Report, Skouries Technical Report, and Amended Lamaque Complex Technical Report (each, as defined herein) are expressly excluded from incorporation by reference herein.
You can find more information about Eldorado Gold, including information about executive and director compensation and indebtedness, principal holders of our securities, and securities authorized for issuance under equity compensation plans (such as our incentive stock option plan and performance share unit plan, among others), in our most recent management proxy circular filed on SEDAR+ (www.sedarplus.ca) under the name Eldorado Gold Corporation (“Management Proxy Circular”). For additional financial information, you should also read our audited consolidated financial statements and management’s discussion and analysis (“MD&A”) for the year ended December 31, 2024. You can find these documents and additional information about the Company filed under our name on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov), or you can ask us for a copy by writing to:
Eldorado Gold Corporation
Corporate Secretary
11th Floor, 550 Burrard Street
Vancouver, British Columbia, V6C 2B5

i

Forward-Looking Information and Risks
Certain of the statements made and information provided in this AIF are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “continues”, “commitment”, “estimates”, “expects”, “forecasts”, “foresees”, “future”, “goal”, “guidance”, “intends”, “opportunity”, “outlook”, “plans”, “potential”, “projects”, “prospective”, “scheduled”, “strives”, or “targets” or the negatives thereof or variations of such words and phrases or statements that certain actions, events, or results “can”, “could”, “likely”, “may”, “might”, “will”, or “would” be taken, occur, or be achieved.
Forward-looking statements or information contained in this AIF include, but are not limited to, statements or information with respect to:

•the Skouries Project (as hereinafter defined): statements regarding construction and development of the Skouries Project; expected recovery methods; continued impacts of labour market tightness in Greece; construction costs and accelerated operational capital estimates; expectations to complete additional pre-commercial production mining; expected schedules for first production and commercial production; expected ability to fill mill capacity from open pit mining, underground mining, and stockpile reclaim; expected spend of accelerated operating capital in 2025; the results of the 2021 feasibility study including expected mine life and annual production of gold and copper; expected 2026 production estimates; funding requirements for Skouries, including the sources thereof; and impacts to the letter of credit as the Company invests in Skouries;
•the Lamaque Complex (as hereinafter defined): mine life and production estimates; plans to develop the Ormaque deposit; plans to mine and process ore; expected resource conversion drilling at the Ormaque deposit; planned capital spend on tailings; planned exploration programs; the site’s compliance with Towards Sustainable Mining (“TSM”) guidelines; and the need for new low-profile mining equipment in connection with the proposed mining of the Ormaque deposit;
•Olympias (as hereinafter defined): production (including ramp ups and declines through to 2035); the planned expansion to 650 ktpa of ore and the timing and specific activities to achieve such throughput; the ability to meet future backfill requirements; planned extension of the second decline and development of the third and final decline; the completion of an underground maintenance workshop and the Company’s expectations of the benefits thereof; the extent to which the existing workshop, fuel storage and power generation at the Olympias Project will be adequate to support future production increases; the expectation for lower cash operating costs per ounce in 2025 due to increased by-product metals (with the potential for some benefits to be offset due to an expectation of higher royalties); plans to continue underground development; sales from the Olympias Project, including the imposition of the value-added tax thereon;
•expected mining and processing methods if the Perama Hill property is developed;
•Kışladağ (as hereinafter defined): expectations of 2025 production, including the factors impacting our expectations; plans to complete an engineering study; the continuation of geometallurgical drilling at Kışladağ into 2025; continued phased expansion of the NHLP (as defined herein) and the expectation that the NWRD (as defined herein) could provide sufficient capacity to hold the waste rock the Company expects to generate (and is capable of expansion if necessary);
•Efemçukuru (as hereinafter defined): plans for a potential TSF (as hereinafter defined) if necessary; the development and infrastructure for expansion towards the Kokaripinar and Bati vein systems, including portal construction; and the anticipated management of site water;
•the Certej Project (as hereinafter defined): plans to sell the Certej Project; the satisfaction of conditions necessary to close the sale transaction entered into in October 2024;
•Stratoni: the evaluation of exploration drilling conducted at the Stratoni Skarn target; and further potential drilling on an additional target in 2025;
•the Company’s 2025 annual production and cost guidance on a Company basis and by material and property as applicable;
•our beliefs for reserve growth;
•our jurisdictional and overall strategy;
•future exploration activities;
•the vesting and redemption of the Company’s PSUs;
•expected schedules for first production and commercial production;
•the completion of our next independent Human Rights Assessments in 2025;
•forecasts regarding production, cash operating cost per ounce, and sustaining capital for 2025;
•Eldorado Gold’s strategy and expectations with respect to currency holdings, hedging, and inflation;
•the Company’s sustainability practices generally, its compliance with the Sustainability Integrated Management System (“SIMS”), and that further sustainability assessments are expected to occur in 2025;
•the filing of a new report under the Modern Slavery Act (as defined herein) in 2025;

•the addition of primary equipment to our fleet in the future, including jumbos, bolters, trucks, and loaders;
•the anticipated economic and social impacts of our projects, including the expected benefits of the Kassandra Mines (as hereinafter defined) to the Halkidiki Prefecture;
•the intervention filed by Hellas Gold (as hereinafter defined) related to a challenge to the Kassandra Mines EIA and the upcoming hearing related thereto;
•the Company’s strategy with respect to the Kassandra Mines, including the anticipated results therefrom;
•the Company’s pursuit of operational improvements at its tailings facilities;
•future changes in law and tax rates;
•the potential sale of any of our non-core assets, including the Certej Project;
•planned capital and exploration expenditures;
•conversion of Mineral Resources to Mineral Reserves;
•Eldorado Gold’s expectation as to its future financial and operating performance, including expectations around generating free cash flow, estimated cash costs, expected metallurgical recoveries and gold (and by-product) price outlook;
•improved concentrate grade and quality;
•intentions and expectations regarding non-IFRS financial measures and ratios;
•gold price outlook and the global concentrate market;
•Eldorado’s targets, intentions, and expectations related to mitigating greenhouse gas emissions, including the timing thereof and operations related thereto;
•Eldorado’s strategy, plans, and goals, including its proposed exploration, development, construction, permitting and operating plans, and priorities and related timelines and schedules; and
•risk factors affecting our business.
Forward-looking statements and forward-looking information by their nature are based on a number of assumptions that management considers reasonable. However, if such assumptions prove to be inaccurate, then actual results, activities, performance, or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: timing, cost and results of our construction and development activities, improvements, and exploration; the future price of gold and other commodities; exchange rates; anticipated values, costs, expenses, and working capital requirements; production and metallurgical recoveries; Mineral Reserves and Mineral Resources; our ability to unlock the potential of our brownfield property portfolio; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables; the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the use, impact, or effectiveness of growth capital; the impact of acquisitions, dispositions, suspensions, or delays on our business; the sustaining capital required for various projects; and the geopolitical, economic, permitting, and legal climate that we operate in.
More specifically, with respect to the Skouries Project and updates, we have made additional assumptions regarding: our ability and our contractors’ ability to recruit and retain labour resources within the required timeline; labour productivity, rates, and expected hours; inflation rates; the scope and timing related to the awarding of key contract packages and approval thereof; the expected scope of project management frameworks; our ability to continue executing our plans relating to the Skouries Project on the estimated existing project timeline and consistent with the current planned project scope (including our anticipated progress regarding the Integrated Extractive Waste Management Facility (“IEWMF”) and two underground test stopes); the timeliness of shipping for important or critical items (such as the framing for filter press plates); our ability to continue accessing our project funding and remain in compliance with all covenants and contractual commitments related thereto; our ability to obtain and maintain all required approvals and permits, both overall and in a timely manner; the absence of further previously unidentified archaeological discoveries which would delay construction of various portions of the project; the future price of gold, copper, and other commodities; and the broader community engagement and social climate in respect of the Skouries Project.
In addition, except where otherwise stated, Eldorado has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this AIF. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Furthermore, should one or more of the risks, uncertainties and other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements or information. Generally, these risks, uncertainties, and other factors include, among others: development risks at Skouries and other development projects; risks relating to our operations in foreign jurisdictions; risks related to production and processing; our ability to secure supplies of power and water at a reasonable cost; prices of commodities and consumables; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables; inflation risk; community relations and social license; environmental matters; geotechnical and hydrogeological conditions or failures; waste disposal; mineral tenure; permits; non-governmental organizations; reputational issues; climate change; change of control; actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic, or similar public health threats; regulated substances; acquisitions, including integration risks; dispositions; co-ownership of our properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of our shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings); total cash costs per ounce and AISC (particularly in relation to the market price of gold and the Company’s profitability); currency risk; interest rate risk; credit risk; tax matters; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); the global economic environment; labour (including in relation to employee/union relations, the Greek transformation, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); commodity price risk; default on obligations; current and future operating restrictions; reclamation and long-term obligations; credit ratings; change in reporting standards; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks relating to environmental, sustainability, and governance practices and performance; corruption, bribery, and sanctions; employee misconduct; litigation and contracts; conflicts of interest; compliance with privacy legislation; dividends; tariffs and other trade barriers; and those risk factors discussed in the section titled “Risk Factors in Our Business” below.
With respect to the Skouries Project, these risks, uncertainties, and other factors may cause further delays in the completion of the construction and commissioning at the Skouries Project, which in turn may cause delays in the commencement of production and the achievement of commercial production, and further increase the costs of the Skouries Project. The specific risks, uncertainties and other factors include, among others: our ability, and the ability of our construction contractors to recruit the required number of personnel with required skills within the required timelines, and to manage changes to workforce numbers through the construction of the Skouries Project; our ability to recruit personnel having the requisite skills, experience, and ability to work on site; our ability to increase productivity by adding or modifying labour shifts; rising labour costs or costs of key inputs such as materials, power and fuel; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the ability of contractors to perform; the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost, or quality; our ability to construct key infrastructure within the required timelines, including the process plant, filter plant, waste management facilities, and embankments; differences between projected and actual degree of pre-strip required in the open pit; variability in metallurgical recoveries and concentrate quality due to factors such as extent and intensity of oxidation or presence of transition minerals; presence of additional structural features impacting hydrological and geotechnical considerations; variability in minerals or presence of substances that may have an impact on filtered tails performance and resulting bulk density of stockpiles or filtered tails; distribution of sulfides that may dilute concentrate and change the characteristics of tailings; unexpected disruptions to operations due to protests, non-routine regulatory inspections, road conditions, or labour unrest; unexpected inclement weather and climate events, including short and long duration rainfall and floods; our ability to meet pre-commercial producing mining or underground development targets; unexpected results from underground stopes; new archaeological discoveries requiring the completion of a regulatory process; changes in support from local communities; our ability to meet the expectations of communities, governments, and stakeholders related to the Skouries Project; and timely receipt of necessary permits and authorizations.
The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

Reporting Mineral Reserves and Mineral Resources
There are differences between the standards and terms used for reporting Mineral Reserves and Mineral Resources in Canada, and in the United States pursuant to the requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to domestic United States reporting companies. The terms Mineral Resource, Measured Mineral Resource, Indicated Mineral Resource and Inferred Mineral Resource are defined by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) and the CIM Definition Standards for Mineral Resources & Mineral Reserves (the “CIM Definition Standards”) adopted by the CIM Council, and must be disclosed according to Canadian securities regulations.
These standards differ from the requirements of the SEC applicable to domestic United States reporting companies. Accordingly, information contained in this AIF with respect to mineral deposits may not be comparable to similar information made public by domestic United States reporting companies subject to the SEC’s reporting and disclosure requirements.
Except as otherwise noted, Simon Hille, FAusIMM, our Executive Vice President, Technical Services and Operations, is the “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) responsible for preparing or supervising the preparation of, or approving the scientific or technical information contained in this AIF for all our properties except Québec. With respect to our properties in Québec, Jessy Thelland, géo (OGQ No. 758), a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this AIF, except as otherwise noted. Specifically, scientific and technical information disclosed since the effective date of the relevant Technical Reports disclosed in this AIF for all our properties except Québec have been updated and approved by Simon Hille, a “Qualified Person” under NI 43-101. Scientific and technical information disclosed since the effective date of the Technical Reports with respect to our properties in Québec have been updated and approved by Jessy Thelland, a “Qualified Person” under NI 43-101. Simon Hille and Jessy Thelland are employees of the Company.

About Eldorado
Eldorado owns and operates mines in Türkiye, Canada and Greece. Eldorado’s focus is on the production of gold and base metals such as silver, lead and zinc. In addition, the Company is advancing a copper-gold development project. Its activities involve all facets of the mining industry, including exploration, discovery, acquisition, financing, development, production, reclamation and operation of mining properties. Eldorado Gold is governed by the Canada Business Corporations Act (“CBCA”) and is headquartered in Vancouver, British Columbia.
Each operation has a general manager and operates as a decentralized business unit within the Company. We manage exploration, merger and acquisition strategies, legal, corporate financing, global tax planning, consolidated financial reporting, regulatory compliance, commodity price and currency risk management programs, investor relations, engineering for capital projects and general corporate matters centrally, at our head office in Vancouver. Our risk management program is developed by senior management and monitored by the board of directors (the “Board of Directors” or “Board”).
Properties as of March 28, 2025
Operating Gold Mines:
•Kışladağ, Türkiye (100%) (“Kışladağ” or the “Kışladağ Project”)
•Efemçukuru, Türkiye (100%) (“Efemçukuru” or the “Efemçukuru Project”)
•Lamaque Complex, Canada (100%)
•Olympias, Greece (100%) (“Olympias” or the “Olympias Project”)
Other Mines and Development Projects:
•Skouries, Greece (100%) copper-gold development project (“Skouries” or the “Skouries Project”)
•Stratoni, Greece (100%), silver-lead-zinc mine, currently on care and maintenance
•Perama Hill, Greece (100%) development project, currently in project engineering and pre-permitting)
Kışladağ, Efemçukuru, the Lamaque Complex, Olympias and Skouries are material properties for the purposes of NI 43-101. The term “Kassandra Mines” is used throughout this AIF to reference the Stratoni and Olympias mines and the Skouries Project. The Stratoni mine in turn consists of two deposits: Mavres Petres and Madem Lakkos, which were mined out previously. The term “Lamaque Complex” is used throughout this AIF to reference the active Triangle Mine (Upper and Lower), the Ormaque Deposit, the Parallel Deposit, the Plug #4 Deposit and the Sigma mill.
Eldorado Gold Corporation
Head Office:
11th Floor, 550 Burrard Street
Vancouver, British Columbia, V6C 2B5
Telephone: 604.687.4018
Facsimile: 604.687.4026
Website: www.eldoradogold.com
Registered Office:
Suite 2900 – 550 Burrard Street
Vancouver, British Columbia, V6C 0A3

Our corporate structure as at December 31, 2024 is illustrated in the chart below (other than those subsidiaries permitted to be excluded under applicable securities laws).

Subsidiaries
We abbreviate and refer to our subsidiaries as follows:
•Hellas Gold Single Member S.A. (“Hellas Gold”)
•Eldorado Gold (Québec) Inc. (“Eldorado Québec”)
•SG Resources B.V. (“SG”)
•Tüprag Metal Madencilik Sanayi ve Ticaret AS (“Tüprag”)

Key Events in Our Recent History
2022
On February 24, 2022, the Company announced an updated resource estimate for the Ormaque deposit totaling 2,223,000 tonnes at a grade of 11.74 g/t gold of Inferred Mineral Resources, for 839,000 contained ounces of gold.
In September 2022, the Company entered into a mandate letter (the “Mandate Letter”) with Greek banks for a credit committee approved €680 million project finance facility for the development of the Skouries Project (the “Term Facility”). The Mandate Letter included a long-form term sheet, which contained customary terms and conditions. The Company’s Credit Facility (as hereinafter defined) was also amended in September 2022 to permit the Credit Facility to be used to provide a bank-issued letter of credit in favour of the Greek banks under the Mandate Letter. The bank-issued letter of credit was expected to be used to backstop the Company’s equity commitments to Hellas Gold in respect of the expected development and construction of the Skouries Project.
In December 2022, the Company announced that Hellas Gold had entered into the Term Facility with National Bank of Greece S.A. and Piraeus Bank S.A. as lead arrangers. The Term Facility provides €680 million of the expected future funding required to complete the Skouries Project. The Term Facility is non-recourse to Eldorado and the collateral securing the Term Facility covers the Skouries Project and the Hellas Gold operating assets. The remaining Skouries Project funding is expected to be fully covered by Eldorado’s existing cash and future cash flow from operations. Until such further equity is fully invested, Eldorado’s investment undertaking for the Skouries Project will be fully backstopped by a letter of credit issued under the Company’s Credit Facility. Drawdown on the Term Facility was subject to customary closing conditions.
On December 15, 2022, the Company announced that its Board of Directors approved, conditional upon the initial drawdown of the Term Facility, the investment decision and full re-start of construction at Skouries.
2023
On April 5, 2023, the Company announced that Hellas Gold had satisfied all necessary conditions precedent and had closed its previously announced €680 million Term Facility for the development of the Skouries Project.
On May 30, 2023, the Company announced it had entered into agreements with respect to a C$81.5 million strategic investment in Eldorado by the European Bank for Reconstruction and Development (the "EBRD"). The investment was effected by way of a private placement whereby the EBRD subscribed for 6,269,231 shares at a price of C$13.00 per share (the “EBRD Private Placement”).
In addition, the Company announced that it had entered into an agreement with BMO Capital Markets and National Bank Financial, on behalf of a syndicate of underwriters (collectively, the “Underwriters”), pursuant to which the Underwriters agreed to purchase on a bought deal basis 10,400,000 common shares of the Company at the same price as the EBRD Private Placement (that is, at C$13.00 per common share), for gross proceeds of C$135 million (the “Bought Deal Offering”).
On June 7, 2023, the Company announced the closing of the Bought Deal Offering. Proceeds from the Bought Deal Offering are expected to be used to fund growth initiatives across Eldorado's portfolio, including some not currently contemplated within the Company's five-year plan, as well as for general corporate and working capital purposes. The growth initiatives may include, but are not limited to: Perama Hill; the expansion of Olympias to 650 ktpa; bringing the Ormaque discovery into production; and exploration opportunities in Türkiye and Québec.
On June 14, 2023, the Company announced the closing of the EBRD Private Placement. The proceeds of the EBRD Private Placement have been invested in the Skouries Project, and have been credited against the Company’s equity funding commitment under the terms of the Term Facility that closed on April 5, 2023.
On December 13, 2023, the Company announced a number of executive management changes including:
•the retirement of Joe Dick in 2024;

•the appointment of Louw Smith as Executive Vice President, Development, Greece, effective January 1, 2024;
•the appointment of Paul Ferneyhough as Executive Vice President, Chief Strategy & Commercial Officer, effective November 1, 2023; and
•the appointment of Simon Hille as Executive Vice President, Technical Services & Operations, effective November 1, 2023.
2024 and 2025 to Date
On January 2, 2024, the Company announced the appointment of Paul Ferneyhough as Executive Vice President and Chief Financial Officer with immediate effect. Mr. Ferneyhough previously served as the Executive Vice President, Chief Strategy & Commercial Officer for the Company and succeeded Philip Yee on that date. Mr. Ferneyhough also assumed additional responsibility for the Human Capital Resources role following the departure of Lisa Ower, Executive Vice President, Chief People Officer & External Affairs.
On February 22, 2024, the Company announced a revised capital estimate of $920 million for the Skouries Project, an increase from the original estimate of $845 million. The revised capital estimate reflected negotiated and pending contracts incorporating higher labour rates and labour hours than originally estimated.
On June 27, 2024, the Company announced an extension and increase of its Senior Secured Credit Facility. This Credit Facility (as hereinafter defined) has a four-year term and consists of a $350 million revolving senior secured credit facility (previously $250 million) with a US$100 million accordion feature. The Credit Facility bears interest at a rate of SOFR plus a margin of 2.125 - 3.250%, depending on the Company’s net-leverage ratio.
On December 11, 2024, the Company announced an inaugural Mineral Reserve of 619 koz at the Ormaque deposit located within the Lamaque Complex in Québec, which was supported by the Amended Lamaque Complex Technical Report that was filed on February 20, 2025.
On February 5, 2025, the Company provided an update on construction progress, schedule and costs at the Skouries Project. A very tight construction labour market in Greece has impacted the pace of the workforce ramp-up. As a result, the Company has updated the schedule and as a result the capital cost estimate for Skouries. First production at Skouries is now expected in the first quarter of 2026, followed by commercial production expected in mid-2026. The revised Skouries Project capital cost is now estimated at approximately $1.06 billion. In addition, the Company expects to complete additional pre-commercial production mining and has accelerated the purchase of higher capacity mobile mining equipment (originally expected to be purchased post-commercial production as part of the contract mining fleet), resulting in $154 million of accelerated operational capital prior to commercial production. See under “Skouries – Capital and Operating Costs” for further information.

About our Business
Eldorado is a global gold and base metals producer. We believe our international expertise in exploration, mining, finance and project development places us in a strong position to grow in value and deliver returns for our stakeholders as we create and pursue new opportunities.
Eldorado’s strategy is to focus on jurisdictions that offer the potential for long-term growth and access to high-quality assets. Fundamental to executing this strategy is the strength of the Company’s in-country teams and relationships with affected parties. The Company has a highly skilled and dedicated workforce with approximately 5,900 people worldwide, with the majority of employees and management being nationals of the country of operation. Through discovering and acquiring high-quality assets, safely developing and operating world-class mines, growing resources and reserves, responsibly managing impacts and building opportunities for local communities, Eldorado strives to deliver value for all its stakeholders.
From time to time, we may evaluate and re-align our business objectives, including considering suspension or delay of projects or disposition of assets.
We are committed to the following four strategic priorities:
•Quality Assets
Our business is based on a portfolio of long-life, low-cost assets in prospective jurisdictions. Our goal is to manage our asset portfolio to achieve long-term growth with solid margins and enhance our ability to generate free cash flows and earnings per share.
•Operational Excellence
We invest in new technologies and continue training our people to increase productivity, reduce risk and operate to guidance year-on-year. We also work to achieve these goals in a socially responsible and sustainable manner.
•Capital Discipline
Capital discipline underpins every business decision we make. Eldorado considers all competing uses of cash and prioritizes capital for sustaining its operations and developing its key projects.
•Accountability
We are committed to doing business honestly, respecting our neighbors, minimizing our environmental impacts and keeping our people safe. Operating this way is essential to the sustainability of our business.
An Overview of Our Business
Below we describe each stage of the mining life cycle and the role of our dedicated teams at each phase.
Exploration
Eldorado’s Exploration and Corporate Development teams actively evaluate potential new assets within our focus jurisdictions and in new regions with the objectives of generating opportunities and growing a high-quality portfolio, expanding and enhancing mineral resources, and providing geoscience support to sustain Eldorado’s operations and advanced projects. They assess early and advanced stage exploration projects, acquire licenses through staking prospective open ground, commercial agreements and participation in license auctions, and conduct near-mine and grassroots exploration programs with the primary goal of adding value through discovery and increasing our Mineral Resources and Mineral Reserves. Our exploration programs are focused primarily in the countries in which we operate: Canada, Greece and Türkiye. During early-stage exploration, our teams visit prospective areas to conduct geological, geochemical and geophysical surveys and associated sampling, often partnering with other companies or prospectors to benefit from their local knowledge and experience. If results indicate a potential mineralized deposit, we drill exploration holes to determine whether economically viable concentrations of metals may exist. Successful projects will continue to advanced exploration. Drilling programs will define Mineral Resources while parallel assessments are undertaken to determine potential for future development.

Evaluation and Development
During the evaluation and development stage, our engineering, technical services and metallurgy teams conduct studies to determine:
•the Mineral Resources contained in a project;
•the optimal mining methods and mineral recovery processes;
•the required infrastructure;
•the best placement and design of facilities, based on impact and migration assessments; and
•the required mine monitoring, closure and reclamation plans.
These studies provide information on the capital costs required for development and the longer-term economics of the project. We are then able to decide if a capital investment makes economic sense and meets our required return rate in order to make capital allocation and construction decisions.
Construction
The assessment of the project’s environmental impact (generically referred to as an “EIA” herein, but also referred to as an “Environmental Impact Study” (“EIS”) or, if social factors are included, an Environmental and Social Impact Assessment) and other relevant permits require approval by government authorities. Once we have received these permits, along with all required approvals from the Management Investment Committee and the Board of Directors, our Capital Projects team can begin construction. Explicit requirements described in each EIA guide our activities and help us manage any social and environmental risks.
The construction phase requires the greatest input of capital and resources over a project’s life cycle. Throughout this phase, we can add significant value to local economies through local job growth and procurement.
Mining and Processing
During production, our operations team and site personnel are responsible for mining and extracting ore from our underground mines (Efemçukuru, Olympias and the Lamaque Complex) and our open pit mine (Kışladağ) as well as exploring for new Mineral Resources to expand production and mine life. The ore is processed on-site to produce concentrates or doré. Any leftover materials generated by our mining activities, which typically include topsoil, waste rock and tailings, are either placed on-site in engineered facilities for storage and treatment, or reused elsewhere on-site as part of construction activities, rehabilitation, or as underground backfill. Rigorous environmental monitoring – to test air, water and soil quality, noise, blast vibration and dust levels – enables us to comply with environmental regulations and our operating licenses and permits.
Reclamation and Closure
Restoring the land so it is compatible with the surrounding landscape is a priority for us and the communities in which we operate. How we conduct our rehabilitation in one jurisdiction impacts how we are welcomed in another. Therefore, prior to and throughout a mine’s operation, our operations teams develop and continuously enhance plans for the mine’s future closure in order to:
•protect public health and safety;
•prevent environmental damage;
•return the land to a natural condition, or an acceptable and productive alternative; and
•provide for long-term social and economic benefits.
Sales of Mineral Products
We produce gold doré as well as gold, silver, lead and zinc contained in concentrates. Our in-country marketing teams are responsible for finding downstream smelters and refineries and establishing long-term working relationships and purchase agreements. These agreements outline the terms and conditions of payment for our products, and specify parameters and penalties for the quantity, quality and chemical composition of our doré and concentrate.
The gold doré produced at Kışladağ is refined to market delivery standards at gold refineries in Türkiye and sold at the spot price on the Precious Metal Market of the Borsa Istanbul. Gold doré produced at the Lamaque Complex is sold to local refineries in Ontario.
Contracts are also in place for the sale of concentrates from Greece and Türkiye. These include gold concentrates from Efemçukuru and Olympias, as well as lead/silver and zinc concentrates from Olympias.

These concentrates are sold under contract and are paid based on payable terms and metal prices for the contained metals.
Production and Costs

				2024
	2024	2023	Change	First quarter	Second quarter	Third quarter	Fourth quarter
Total
Gold ounces produced	520,293	485,139	35,154	117,111	122,319	125,195	155,668
Production costs ($M)	564.2	478.9	564.20	123.0	127.8	141.2	172.1
Total cash costs[1] ($/oz sold)	940	850	90	922	940	953	944
All-in sustaining costs[1] ($/oz sold)	1,285	1,220	65	1,262	1,331	1,335	1,226
Revenue ($M)	1,322.6	1,008.5	314.1	258.0	297.1	331.8	435.7
Average realized gold price[1] ($/oz sold)	2,405	1,944	461	2,086	2,336	2,492	2,625
Kışladağ
Gold ounces produced	174,080	154,849	19,231	37,523	38,990	41,084	56,483
Tonnes to pad	13,123,978	13,220,164	(96,186)	2,761,774	3,415,604	3,511,662	3,434,938
Grade (grams per tonne)	0.81	0.78	0.03	0.77	0.92	0.86	0.70
Production costs ($M)	162.7	122.8	39.9	30.9	38.2	37.3	56.1
Total cash costs[1] ($/oz sold)	918	775	143	820	941	899	978
All-in sustaining costs[1] ($/oz sold)	1,025	900	125	916	1,055	1,028	1,073
Lamaque Complex
Gold ounces produced	196,538	177,069	19,469	42,299	47,391	43,106	63,742
Tonnes milled	943,509	838,419	105,090	234,559	220,157	232,165	256,628
Grade (grams per tonne)	6.74	6.76	(0.02)	5.81	6.95	6.03	8.05
Production costs ($M)	140.3	119.5	20.8	35.2	33.6	32.8	38.7
Total cash costs[1] ($/oz sold)	711	667	44	779	759	1,189	615
All-in sustaining costs[1] ($/oz sold)	1,134	1,089	45	1,262	1,233	1,189	933
Efemçukuru
Gold ounces produced	80,143	86,088	(5,945)	18,501	22,397	19,794	19,451
Tonnes milled	541,782	547,089	(5,307)	137,032	134,540	131,374	138,837
Grade (grams per tonne)	5.39	5.64	(0.25)	4.96	5.92	5.37	5.32
Production costs ($M)	99.9	80.1	19.8	21.8	24.8	26.4	26.9
Total cash costs[1] ($/oz sold)	1,231	954	277	1,154	1,087	1,325	1,376
All-in sustaining costs[1] ($/oz sold)	1,411	1,154	257	1,138	1,288	1,578	1,650
Olympias
Gold ounces produced	69,532	67,133	2,399	18,788	13,541	21,211	15,992
Tonnes milled	446,732	454,122	(7,390)	118,597	94,575	124,374	109,186
Grade (grams per tonne)	8.54	8.23	0.31	8.67	8.11	9.16	8.05
Production costs ($M)	161.3	156.5	4.8	35.0	31.3	44.7	50.4
Total cash costs[1] ($/oz sold)	1,304	1,369	(65)	1,287	1,231	1,210	1,463
All-in sustaining costs[1] ($/oz sold)	1,562	1,688	(126)	1,527	1,522	1,513	1,669
Notes:
1 These financial measures and ratios are non-IFRS financial measures or ratios. See the section ‘How We Measure Our Costs’ in this AIF for explanations and discussion of these non-IFRS financial measures or ratios.

How We Measure Our Costs
The Company has included certain non-IFRS financial measures and ratios in this AIF, as discussed below. The Company believes that these financial measures and ratios, in addition to conventional measures prepared in accordance with IFRS, provide investors with an ability to evaluate the underlying performance of the Company. The non-IFRS financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these non-IFRS financial measures and ratios have been incorporated by reference and can be found in the section ‘Non-IFRS and Other Financial Measures and Ratios’ in the December 31, 2024 MD&A filed on February 20, 2025, available on SEDAR+ (www.sedarplus.ca).
Total cash costs are calculated using the standard developed by the Gold Institute, a worldwide association of suppliers of gold and gold products including leading North American gold producers. The Gold Institute stopped operating in 2002, but its standard is still widely used in North America to report cash costs of production. Adoption of the standard is voluntary, so you may not be able to compare the costs reported here to those reported by other companies.
Total Cash Costs, Total Cash Costs per Ounce Sold
Total cash costs and total cash costs per ounce sold are non-IFRS financial measures and ratios. Total cash costs include direct operating costs (including mining, processing and administration), refining and selling costs (including treatment, refining and transportation charges and other concentrate deductions), and royalty payments, but exclude depreciation and amortization, share-based payments expenses and reclamation costs. Revenue from sales of by-products including silver, lead and zinc reduce total cash costs. Total cash costs per ounce sold is calculated by dividing total cash costs by gold ounces sold in the period. The Company discloses total cash costs and total cash costs per ounce sold as it believes these measures assist investors and analysts in evaluating the Company’s operating performance and ability to generate cash flow. The most directly comparable IFRS measure is production costs.
All-in Sustaining Cost (AISC), AISC per Ounce Sold
AISC and AISC per ounce sold are non-IFRS financial measures and ratios. AISC is defined based on the definition set out by the World Gold Council, including the updated guidance note dated November 14, 2018. The Company defines AISC as the sum of total cash costs (as defined above), sustaining capital expenditure relating to current operations (including capitalized stripping and underground mine development), sustaining leases (cash basis), sustaining exploration and evaluation cost related to current operations (including sustaining capitalized evaluation costs), reclamation cost accretion and amortization related to current gold operations and corporate and allocated general and administrative expenses. Corporate and allocated general and administrative expenses include general and administrative expenses, share-based payments and defined benefit pension plan expense. Corporate and allocated general and administrative expenses do not include non-cash depreciation. As this measure seeks to reflect the full cost of gold production from current operations, growth capital and reclamation cost accretion not related to operating gold mines are excluded. Certain other cash expenditures, including tax payments, financing charges (including capitalized interest), except for financing charges related to leasing arrangements, and costs related to business combinations, asset acquisitions and asset disposals are also excluded. AISC per ounce sold is calculated by dividing AISC by gold ounces sold in the period.
The Company discloses AISC and AISC per ounce sold as it believes these measures assist investors, analysts and other stakeholders with understanding the full cost of producing and selling gold and in evaluating the Company’s operating performance and ability to generate cash flow. In addition, the Compensation Committee of the Board of Directors uses AISC per ounce sold, together with other measures, in its Corporate Scorecard to set incentive compensation goals and assess performance. The most directly comparable IFRS measure is production costs.
Sustaining and Growth Capital
Sustaining and growth capital are non-IFRS financial measures. The Company defines sustaining capital as capital required to maintain current operations at existing levels, including capitalized stripping and underground mine development. Sustaining capital excludes non-cash sustaining lease additions, unless otherwise noted, and does not include capitalized interest, expenditure related to capitalized evaluation, development projects, or other growth or sustaining capital not related to operating gold mines. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations and new operations (including Skouries construction project capital and Skouries accelerated operational capital). The Company uses sustaining capital to understand the ongoing capital cost required to maintain operations at current levels, and growth capital to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production from current levels. The most directly comparable IFRS measure is additions to property, plant and equipment.
Average Realized Gold Price per Ounce Sold
Average realized gold price per ounce sold is a non-IFRS financial measure. The Company defines average realized gold price per ounce sold as revenue from gold sales, adding back treatment charges, refining charges, penalties and other costs that are deducted from proceeds from gold concentrate sales, divided by gold ounces sold in the period. The Company uses average realized gold price per ounce sold to better understand the price realized in each reporting period for gold sales. The most directly comparable IFRS measure is revenue.
Free Cash Flow
Free cash flow is a non-IFRS financial measure. The Company defines free cash flow as net cash generated from (used in) operating activities of continuing operations, less net cash used in investing activities of continuing operations before increases or decreases in cash from the following items that are not considered representative of our ability to generate cash: term deposits, restricted cash, cash used for acquisitions or disposals of mineral properties, marketable securities and non-recurring asset sales. The Company discloses free cash flow as it believes this measure is a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. The most directly comparable IFRS measure is net cash generated from (used in) operating activities of continuing operations.
Environmental, Social and Governance
Governance
Eldorado’s vision to build a safe, sustainable and high-quality business, creating value today and for future generations is enacted by fostering safe, inclusive and innovative operations; engaging with communities; responsibly producing products; and managing our impacts on natural environments. We implement technology in environmental practices such as filtered tailings, and invest in building capacity in areas such as infrastructure, education and healthcare to create a positive lasting legacy everywhere we operate.
Our governance systems, including policies, frameworks and transparent disclosure practices underpin our environmental, social and governance (“ESG”) efforts. The Board of Directors works to utilize the diverse perspectives and experiences of directors in its oversight of Eldorado’s business and sustainability activities, and has continued to increase its focus on integrating sustainability performance into governance models and compensation. Corporate governance and a commitment to transparency are the core of our business. Eldorado’s Sustainability Committee and Corporate Governance and Nominating Committee of the Board of Directors are responsible for overseeing Eldorado’s ESG activities.
Eldorado’s Sustainability Committee comprises independent members of the Board of Directors. Their task is to oversee and monitor the environmental, health, safety, social, human rights and other sustainability policies, programs, practices and performance of the Company. The Sustainability Committee is also responsible for overseeing matters related to climate change. The whole Board is aligned with management in ensuring we provide our people with safe, healthy and secure workplaces.
ESG Frameworks
Since the introduction of SIMS in 2021, our focus has been on the implementation of the standards and completing integrated Compliance Verifications at our operating sites, which includes external verification against, the Responsible Gold Mining Principles and TSM. The Lamaque Complex and Olympias were verified against TSM in 2022 and 2023, respectively. Kışladağ and Efemçukuru were both verified in 2024. Some of our achievements include AAA ratings, the highest possible score, on (a) the Health and Safety Protocol at each of the Lamaque Complex, Kışladağ and Efemçukuru; and (b) the Biodiversity and Tailings Protocols at each of the Lamaque Complex, Olympias and Efemçukuru. All of our externally verified results are available publicly on the Mining Association of Canada’s TSM website.
Eldorado engaged an independent third party to conduct Human Rights Assessments across all of its operating jurisdictions, and those assessments were completed by 2022. As per the requirements of SIMS, we will repeat these assessments every three years. The next assessments are planned for 2025.
Eldorado continues to implement a Climate Change Strategy and underlying Energy and Carbon Management System through operationalizing governance, management, and programs related to climate change mitigation and adaptation. In December 2024, Eldorado published its third Climate Change & GHG Emissions Report (the “Climate Change Report”) aligned with the Task Force on Climate-Related Financial Disclosures. The Climate Change Report details Eldorado’s governance, management, risks, strategy, performance and progress against our target related to climate change. Effective January 1, 2024, Eldorado Gold and Eldorado Québec are also subject to Canada’s new “Fighting Against Forced Labour and Child Labour in Supply Chains Act” (the “Modern Slavery Act”). Eldorado is committed to meeting its obligations under the Modern Slavery Act. We published our first Modern Slavery Report in April 2024 that lists, among other things, steps that Eldorado is taking to prevent and reduce risks of forced labour and child labour. The next report is scheduled to be published in April 2025.
More information on our Sustainability frameworks can be found on our website.
Health, Safety and Environmental Initiatives
The health and safety of our employees and local affected parties is a key priority of Eldorado. We are committed to implementing strong technical standards, adhering to stringent health and safety regulations and having systems in place to promote a positive culture of health and safety.
Eldorado is committed to supporting the protection of international human rights in all of our business activities. While governments have the primary responsibility for protecting and upholding the human rights of their citizens, Eldorado recognizes its responsibility to respect human rights everywhere we operate. In addition, we recognize that we have an opportunity to promote human rights where we can make a positive contribution. Eldorado adheres to the World Gold Council’s Conflict-Free Gold Standard, and produces an annual externally-assured Conflict-Free Gold Report confirming that the Company’s operations do not cause, support or benefit unlawful armed conflict and do not contribute to human rights abuses or breaches of international humanitarian law. For further information, please see our 2023 Conflict-Free Gold Report (https://www.eldoradogold.com/sustainability/reporting).
Eldorado’s properties are routinely inspected by regulators to determine that the properties are in compliance with applicable laws and regulations. In addition, Eldorado conducts internal inspections and participates in external audits to assess the Company’s conformance with its policies and standards.
Our monitoring programs include collecting and analyzing geotechnical, hydrological and environmental data from across our tailings and other technical facilities. Physical inspections by site personnel and external providers are conducted and equipment such as piezometers and other sensors may be used to collect data. The heap leach facilities at our Kışladağ operation are monitored continuously by site operations and geotechnical teams, with frequent physical inspections being performed. Routine surveys of the facilities may be paired with satellite monitoring data to perform analyses to identify any potential deformation that may take place. Our monitoring programs continuously assess the stability of tailings materials as well as dam structures and related infrastructure.
In accordance with the Mining Association of Canada’s Guide to the Management of Tailings Facilities, as well as applicable regulations in the jurisdictions where we operate, our tailings facilities regularly undergo third-party inspections by experts and government authorities. Eldorado has established an Independent Technical Review Board (“ITRB”) to provide technical guidance on design and operational practices for tailings and other facilities, including waste rock storage, heap leach pads and water ponds. The third party inspections and independent reviews assess the stability and structural integrity of our technical facilities and note improvements that may be made to further mitigate risks. For further information about Eldorado’s tailings facilities, please see our 2023 Sustainability Report and “Tailings Facilities and Stewardship Overview” (https://www.eldoradogold.com/sustainability/reporting).
Prior to and throughout a mine’s operation, we conduct research to identify opportunities for mine reclamation and closure. Whenever possible and reasonable, remediation and reclamation will begin in parallel with other work being carried out across the mine. After a mine site is permanently closed, we conduct further environmental monitoring and reclamation activities, as required by the mine’s EIA and mine licenses. Eldorado also has closure plans for all of its operations. These closure plans assist us in estimating the key activities and costs associated with implementing the required closure provisions.
More information on our health and safety, social, and environmental initiatives can be found on our website.
Our Workforce
At the end of 2024, we directly employed 5,884 employees and contractors worldwide. The vast majority of our workforce are nationals of the countries where we operate, and many of our employees are from local communities near our operations.
We have permanent employees and contractors in five countries. The table below shows the number of personnel working at our operations by country as at December 31, 2024.

	Employees	Contractors	Total
Türkiye	1,388	979	2,367
Canada	605	288	893
Greece	1,109	1,438	2,547
Romania	66	2	68
Netherlands	8	1	9
Total	3,176	2,708	5,884
To provide a healthy and safe work environment, our workforce is trained on a regular and ongoing basis. These training programs emphasize health and safety, accident avoidance and skills development.

Material Properties

Kışladağ
Technical Report
The information that follows relating to the scientific and technical information regarding Kışladağ in this AIF is based on, derived substantially from, and in some instances is a direct extract from, the technical report titled “Technical Report, Kışladağ Gold Mine, Turkey” with an effective date of January 17, 2020 (the “Kışladağ Technical Report”), other than technical information disclosed since the effective date of the Kışladağ Technical Report. The Kışladağ Technical Report was prepared by Stephen Juras, Ph.D., P.Geo., Paul Skayman, FAusIMM, David Sutherland, P.Eng., Richard Miller, P.Eng. and Sean McKinley, P.Geo. Peter Lind, P.Eng. is responsible for the scientific and technical information previously prepared by Paul Skayman and David Sutherland; Mike Tsafaras, P.Eng. is responsible for the scientific and technical information previously prepared by Richard Miller. Hamilton Matias, MAusIMM, is responsible for the scientific and technical information (except for section 14.7 of the Kışladağ Technical Report) previously prepared by Stephen Juras, Ph.D., P.Geo. Sean McKinley, P.Geo. is responsible for section 14.7 of the Kışladağ Technical Report, which was previously prepared by Stephen Juras, Ph.D., P.Geo. Sean McKinley, Peter Lind, Mike Tsafaras and Hamilton Matias are “Qualified Persons” for the purposes of NI 43-101. Peter Lind, Sean McKinley and Mike Tsafaras are all employees of the Company. Hamilton Matias is an employee of Mining Plus.
The information below is based on assumptions, qualifications and procedures that are set out only in the Kışladağ Technical Report and reference should be made to the full text of the Kışladağ Technical Report which is available under Eldorado Gold’s profile on SEDAR+ and EDGAR.
Property Description, Location and Access
The Kışladağ gold mine is an operating open pit mine in commercial production since 2006, with surface facilities consisting of a crushing plant, heap leach pads, and adsorption, desorption, regeneration (“ADR”) plants, along with ancillary buildings.
Kışladağ is located in west-central Türkiye, 180 km east of the Aegean coast between Izmir and Ankara. The Kışladağ Project site lies 35 km southwest of the city of Uşak, which has a greater area population of approximately 370,000 inhabitants, and near the village of Gümüşkol. Access to the mine is via the main highway towards Ankara from Uşak, and a secondary highway 35 km southwest towards Eşme. A 5.3 km private mine access road connects the mine to the public highway. The mine site sits on the western edge of the Anatolian Plateau at an elevation of approximately 1,000 m, in gentle rolling topography. The climate in this region is arid, with warm dry summers and mild wet winters.
There are no permanent water bodies in the area and water supply is limited to ephemeral streams and shallow seasonal stock ponds. Water is supplied to the mine from various well fields with a capacity of approximately 280 m3/hr. A dam was constructed in partnership with the water authority in 2016 and is connected to the site to serve as an additional reservoir to support operations.
The Turkish Electricity Distribution Corporation provides power to the site via two transmission lines from the Uşak industrial zone, 154 kV (27.7 km) and 34.5 kV (25 km).
The Kışladağ Project land position consists of a single operating license, number 85995, with a total area of 17,192 ha. According to Turkish mining law, Tüprag retains the right to explore and develop any mineral resources contained within the license area provided fees and taxes are maintained. The license was issued on April 9, 2003, renewed on May 10, 2012 and is currently set to expire on May 10, 2032. The duration of the mining license can be extended if mine production is still ongoing at the end of the license period.
No environmental liabilities have been assumed with the Kışladağ Project.
The current project’s EIA area covers 2,509 ha. The land is classified as forestry (49%), treasury (7%), with the remaining area belonging to private landholders. As of December 31, 2024, Tüprag is the majority owner of private land within the concession.
Mining licenses in Türkiye are divided into five groups. The Kışladağ license is in group 4, which includes gold, silver, and platinum mines. Royalty rates for group 4 licenses are calculated on a sliding scale implemented in 2015. Royalty rates are based on the run of mine (“ROM”) sales price. The ROM sales price is calculated by subtracting processing, transport, and depreciation costs from the gold and silver revenues. This amount is then multiplied by the appropriate royalty rate. The royalty rates are determined once a year by the General Directorate of Mines based on the average sales price of gold and silver quoted on the London Metal Exchange. Doré produced at Kışladağ is considered to be the product of ore processing and is eligible for a factored royalty rate. The corporate tax rate in Türkiye is 25%.
Table 1-1: Royalties Calculation

Average Annual Gold Price ($/oz)	Royalty (%)	Factored Royalty (%)
901 - 1000	3.75%	2.25%
1001 - 1100	5.00%	3.00%
1101 - 1200	6.25%	3.75%
1201 - 1300	7.50%	4.50%
1301 - 1400	8.75%	5.25%
1401 - 1500	10.00%	6.00%
1501 - 1600	11.25%	6.75%
1601 - 1700	12.50%	7.50%
1701 - 1800	13.75%	8.25%
1801 - 1900	15.00%	9.00%
1901 - 2000	16.25%	9.75%
2001 - 2100	17.50%	10.50%
> 2100	18.75%	11.25%
With an average realized gold price at Kışladağ for 2024 of $2,424/oz, the applicable factored royalty rate was 11.25%.
There are no other royalties, overrides, back-in rights, payments, agreements or encumbrances to which the Kışladağ mine is subject. Other than normal course land acquisitions, there are no known significant factors or risks that might affect access or title, or the right or ability to perform work on the Kışladağ mine, including permitting and environmental liabilities to which the project is subject.
History
To the extent known, there is no prior exploration or development of the Kışladağ Project undertaken by previous owners, any significant historical estimates, or any previous production on the Kışladağ Project property.
Geological Setting, Mineralization and Deposit Types
Western Türkiye is host to several major porphyry and epithermal gold deposits including the Kişladağ porphyry gold, Efemçukuru intermediate sulfidation gold and Ovaçik low sulfidation gold mines. The gold-rich region is part of the Western Tethyan orogeny defined by a series of magmatic belts that have a strike length of over 3,600 km extending from Romania through Türkiye, Iran, and continuing to the east through Pakistan into Central and Eastern Asia. The magmatic belts in Türkiye broadly trend younger in age north to south, and are internally punctuated in age and preservation level along strike.
Kışladağ is a gold-only porphyry deposit located in the eroded Miocene Beydağı stratovolcano in western Türkiye. Gold mineralization is centered on a set of nested subvolcanic porphyritic intrusions (monzonites and quartz monzonites) that were emplaced through the underlying Menderes metamorphic basement rocks into the base of the Beydaǧı volcanic cover.
Five intrusions have been distinguished based on crosscutting relationships: 1, 2 central, 2A, 2 NW, and 3. All the intrusions have a similar mineralogy and are dominated by plagioclase phenocrysts, with subordinate biotite and amphibole phenocrysts. K-feldspar occurs in minor quantities as phenocrysts but is typically the dominant phase in the groundmass. Intrusions 1 and 3 contain sparse quartz phenocrysts, and clinopyroxene was identified in intrusions 2 central, 2 NW, and 3. Strong hydrothermal alteration in intrusion 1, and especially intrusion 2A, makes the identification of primary mineral assemblages difficult. Stratigraphic layering dips gently radially outward from the eroded center of the volcanic system, with no evidence of fault-related tilting. At depth, the composite porphyry intrusions extend beyond the current limit of drilling (~1,000 m).
The deposit is associated with five main types of alteration assemblages: (1) potassic alteration focused on intrusion 1 and containing the highest gold grades, (2) sodic-calcic alteration, (3) tourmaline-white mica alteration, (4) advanced argillic alteration, and (5) late retrograde argillic alteration. Potassic alteration is characterized by biotite and K-feldspar ± magnetite and is most intensely developed in the center of the deposit in intrusions 1, 2 NW, and 2 central. Sodic-calcic alteration affected the deep parts of the deposit where it overprints the potassic alteration and is characterized by feldspars (including albite), actinolite, biotite, and magnetite ± carbonates. Tourmaline-white mica altered all intrusions but is most intense around the potassic zone. It also occurs in the metamorphic host rocks immediately next to the porphyry intrusions as well as in the volcanic pile within a few hundred metres around the deposit. Tourmaline is also abundant in the matrix of breccias in and around the deposit. These tourmaline breccias can be well mineralized where they contain coarse-grained pyrite. Advanced argillic alteration (quartz-alunite ± pyrophyllite ± dickite ± pyrite) is most abundant as a lithocap on the eastern side of the deposit. It also occurs along fracture-controlled zones and especially along stratigraphic contacts in the volcanic rocks around the deposit. Poorly mineralized advanced argillic alteration is present in all the intrusions and overprinted potassic and tourmaline-white-mica alteration. Pyrite has largely been oxidized to jarosite in the shallower parts of the deposit. The pervasively developed argillic alteration assemblage is dominated by kaolinite-smectite (mainly montmorillonite and nontronite) and overprinted all other alteration assemblages. It is widely distributed throughout the deposit, particularly at shallow levels, as well as in the surrounding volcanic rocks. The largest and strongest zone of argillic alteration in the deposit is focused on intrusion 2A.
Veinlets mainly occur as a low-density stockwork and show a temporal evolution from quartz-K-feldspar, quartz-pyrite, quartz-pyrite with tourmaline alteration halos in potassic alteration, pyrite-tourmaline in tourmaline-white-mica alteration, to pyrite-only veinlets cutting all other veins. Pyrite ± tourmaline veinlets are the most abundant in the deposit, and quartz veinlets are volumetrically minor. Molybdenite, chalcopyrite, and galena occur as minor phases associated with these veinlets. Molybdenite is dominantly associated with quartz-bearing veinlets in the shallower parts of the potassic zone. In the upper parts of the deposit, gold occurs mainly as nonrefractory, fine (10 μm) grains associated with pyrite, whereas in the deeper parts, within the potassic and sodic-calcic alteration zones, gold is dominantly included in the feldspar grains associated with pyrite.
Exploration
Tüprag discovered the Kışladağ deposit in the late 1980s during a regional grassroots exploration program focusing on Late Cretaceous to Tertiary volcanic centres in western Türkiye. It selected the prospect area on the basis of Landsat-5 images that had been processed to enhance areas of clay and iron alteration, followed by regional stream sediment and soil sampling programs. Preliminary soil sampling programs identified a broad 50 ppb gold anomaly within a poorly exposed area now known to directly overlie the porphyry deposit. Early exploration of the deposit area included excavation of trenches to better characterize the soil anomaly, and ground geophysical surveys including IP-resistivity, magnetic and radiometric surveys.
Eldorado has not undertaken any recent exploration works at the Kışladağ Project.
Drilling
Several drilling campaigns using both diamond core drilling and reverse-circulation drilling took place from 1998 through 2016 for a total of 198,000 m of which 38% was drilled from 2007 to 2010, and 26% from 2014 to 2016. It is this later drilling, mostly core holes, that provided information to enable the conversion of the Mineral Resource to Mineral Reserves.
Additional diamond drilling was carried out between 2018 and 2024, with a total of 220 holes and 45,661 m. This drilling was primarily used for geometallurgical testing. In late 2024, Eldorado commenced a geometallurgical drilling campaign to improve definition of the recovery model. At the end of December 2024, 1,776 m had been drilled from three finalized drill holes and one in progress. The geometallurgical drilling will continue into 2025.
Diamond drilling in Kışladağ was done with wire line core rigs and mostly of HQ size. Drillers placed the core into wooden core boxes, with each box holding about 4 m of HQ core. Geology and geotechnical data were collected from the core, and the core was photographed (wet) before sampling. Specific gravity measurements were done approximately every 5 m. Core recovery in the mineralized units was excellent, usually between 95% and 100%. The entire lengths of the diamond drill holes were sampled (sawn in half by diamond saw). The core library for the Kışladağ deposit is kept in core storage facilities on site.

Eldorado has not undertaken any exploration drilling since, and all recent drilling has been for the purpose of ongoing production, geotechnical, or metallurgical requirements.
Sampling, Analysis and Data Verification
Samples were prepared at Eldorado’s in-country preparation facility near Çanakkale in north-western Türkiye. A Standard Reference Material (“SRM”), a duplicate and a blank sample were inserted into the sample stream at every 8th sample. From there, the sample pulps were shipped to the ALS Chemex

Analytical Laboratory in North Vancouver until April 2015, and to Bureau Veritas (formerly Acme Labs) in Ankara since then. All samples were assayed for gold by 30 g fire assay with an atomic absorption finish and for multi-element determination using fusion digestion and inductively coupled plasma (“ICP”) analysis.
Based on the verification carried out during site inspection by the QP, the process followed by Eldorado is consistent with industry standards, ensuring that samples are free of errors, while also guaranteeing that the samples follow a standardized and secure process, with backups of them (half-core samples and pulp samples) being maintained for future reviews. Some areas for improvement include the protection of the wooden boxes containing the half-core samples, which would help ensure their long-term preservation.
Monitoring of the quality control samples showed that all data were in control throughout the preparation and analytical processes. In Eldorado’s opinion, the Quality Assurance (“QA”)/Quality Control (“QC”) results confirm that the Kışladağ deposit assay database is sufficiently reliable for resource estimation.
Mineral Processing and Metallurgical Testing
Kışladağ has been processing ore from the mine since commissioning in 2006. Based on this long operating history, the operation has developed an understanding around ore types and the leaching of its ore.
In 2021, the crushing circuit was modified to replace the tertiary crushers with a HPGR circuit. This modification changed the size distribution of the crushing circuit product that is being fed to the heap leach circuit, and a fine ore agglomeration circuit was added. Since commissioning the HPGR, testwork has been undertaken to assess the effectiveness of this fine ore agglomeration and its effect on solution percolation and recovery rates. Regular column tests are also conducted to validate leach kinetic rates and recoveries.
A geometallurgical drilling program is currently underway to improve the understanding of geometallurgical properties of the ore with respect to hardness, recovery sensitivity to particle size, and the effects of agglomeration on leach recoveries and kinetics. Testwork will include comprehensive analytical and mineralogical characterization, column leaching, and gold deportment analysis with diagnostic leaching. There are no significant deleterious elements identified at Kışladağ, however gold deportment and size sensitivity can vary significantly between geometallurgical ore types.
In conjunction with the geometallurgical drilling program, an engineering study has been initiated for completion by mid-2025. The engineering study will focus on optimizing metallurgical recovery, leach kinetics, and process throughput capacity to maximize overall value.
Mineral Resource and Mineral Reserve Estimates
The Mineral Resources of the Kışladağ deposit were classified using the CIM Definition Standards for Mineral Resources and Reserves (May 10, 2014) that are incorporated by reference into NI 43-101. The mineralization of the project satisfies sufficient criteria to be classified into Measured, Indicated, and Inferred Mineral Resource categories.
The Mineral Resource estimates for Kışladağ were derived using a 3D block model developed in Hexagon Mine Planning software. The resource model incorporated geologic data, a lithology model and mineralized shells. The model used a 20 m x 20 m x 10 m block size, considering mining selectivity for open pit mining. Assays were composited into 5 m fixed-length intervals and then tagged with lithology and mineralized shell units.
For grade modeling, ordinary kriging (“OK”) was used inside the mineralized shell, while inverse distance weighting (“IDW”) was used for background blocks. A two-pass interpolation approach was applied, with checks for global bias, local trends, and smoothing levels. The Kışladağ deposit shows consistent grade and geological continuity, with drilling typically spaced 40 m to 80 m apart. Blocks were classified as Indicated Mineral Resources if they were estimated from samples spaced within 80 m and from at least two drill holes. Blocks with tighter spacing of around 50 m or less, and estimates from at least three drill holes, were classified as Measured Mineral Resources due to high confidence in the grade and lithology. All other blocks were classified as Inferred Mineral Resources.
To assess the reasonableness for the expectation of economic extraction, a series of open pit designs based on optimal operational parameters and gold price assumptions was made. An open pit design was developed with assumptions of $1,800/oz gold and heap leaching. Eligible model blocks within this pit shell are reported using a cut-off grade of 0.27 g/t Au.

The Kışladağ Mineral Resources as of September 30, 2024 are shown in Table 1-2. The Kışladağ Mineral Resource is reported at a 0.27 g/t Au cut-off grade with a resource pit shell for Measured, Indicated and Inferred Mineral Resources.
Table 1-2: Kışladağ Mineral Resources, as of September 30, 2024

Mineral Resource Category	Resource (t x 1,000)	Au Grade (g/t)	Contained Au (oz x 1,000)
Measured	260,131	0.61	5,129
Indicated	42,358	0.50	687
Measured & Indicated	302,489	0.59	5,816
Inferred	6,656	0.47	100
Notes:
• CIM Definition Standards (2014) were used for reporting the Mineral Resources.
• Mineral Resources include those resources converted to Mineral Reserves.
• Tonnages of mined out blocks and sterilized areas were depleted from the model.
• An optimized pit shell was used for Mineral Resources Reporting using an $1,800/oz gold price.
• The numbers may not compute exactly due to rounding.
• Measured Mineral Resources in this table include 603 kt of stockpiled ore at the end of September 2024.
The operation uses conventional open pit mining techniques to feed crushing and heap leaching to process the ore. The Mineral Reserves reported in this section are based upon the operation with the HPGR since 2021.
The open pit optimization and pit design was completed using MineSight (MinePlan) software with comparative checks using Whittle® software. No dilution was included in the conversion of Mineral Resources to Mineral Reserves as the block modelling methodology already accounts for dilution. Wall slope design incorporated inter-ramp slope angles by the usage of 15 sectors, created from analysis and modelling of geotechnical data collected over multiple years.
The Mineral Reserves for the deposit were estimated using a gold price of US$1,450/oz and are effective September 30, 2024. The Mineral Reserves are reported using a cut-off grade of 0.179 g/t recoverable gold grade for ore that will be processed by heap leaching. Mineral Reserves are summarized in Table 1-3. The Mineral Reserves as reported are derived from and are included in the Mineral Resources.
Table 1-3: Kışladağ Mineral Reserves as of September 30, 2024

Mineral Reserves Category	Ore (t x 1,000)	Au Grade (g/t)	Contained Au (oz x 1,000)
Proven	151,878	0.68	3,296
Probable	15,688	0.52	263
Proven & Probable	167,566	0.66	3,559
Mineral Resource and Mineral Reserve estimates for Kışladağ may be affected by technical and other relevant factors which are more specifically described in the section of this AIF titled "Risk Factors in Our Business".
Mining Operations
Kışladağ is a large tonnage, low grade operation. Mining and processing activities operate 24 hours a day, seven days a week. The mining operation is a standard truck and shovel operation using owner-operated equipment and labour. All mined rock requires blasting. The blast holes are sampled and analyzed in-house for detailed grade control.
Processing and Recovery Operations
Ore is processed in a standard heap leach facility as follows:
•Ore is fed into a three-stage crushing and screening plant. The first two stages are conventional crushing and the third stage is the HPGR. The HPGR is coupled with an oversize screen for edge product recirculation resulting in size reduction as fine as 80% passing 6.3 mm. Crushed ore is transported via overland conveying and stacked on the leach pad with a radial stacker in 10 m high lifts.
•The heap leach pad has a two-part liner system consisting of a layer of compacted low-permeability clay soil or geosynthetic clay liner, and a 2 mm thick polyethylene membrane liner textured on both sides for stability toe areas, and for regular areas non-textured or, in some cases, single-sided textured linear low-density polyethylene synthetic liner. High-density polyethylene liner liner is also used where the membrane will be subjected to sunlight for an extended period. The current permitted stack height is 120 m, increased from 60 m as a result of the 2014 EIA addendum. Interlift liners are installed within the leach pad to control loaded leach solution contact with spent ore. Leaching currently occurs on both the South Heap Leach Pad (“SHLP”) and North Heap Leach Pad (“NHLP”).
•Reagents used in leaching include lime, cyanide and cement. Ore is leached with diluted cyanide solution applied by drip emitters; gold is recovered in a conventional ADR circuit, using carbon-in-column (“CIC”) trains and a standard Zadra process including pressure stripping, electrowinning and smelting.
•The final product is a gold doré bar, which sees further processing to 99.95% purity in domestic refineries.
In Q1 of 2021, two additional CIC trains were installed successfully. The installation of a new carbon regeneration kiln was completed in Q2 of 2021 to support improved gold recoveries in the circuit. The HPGR circuit reached commercial production in December 2021. Throughout 2022, belt agglomeration using cement was undertaken to improve leaching permeability and 54” materials handling equipment was added to improve the stacking rate on the pad. NHLP construction continued throughout 2022 and was ready for stacking in the second half of 2023. In 2023, a fine ore in-plant agglomeration circuit that handles approximately one-third of the processed ore was installed to further optimize and improve the heap leach performance. A new North ADR was constructed and commissioned in Q4 2024.
In 2024, Kışladağ stacked 13.1 Mt of ore and produced 174,080 ounces of gold.
Infrastructure, Permitting and Compliance
The Kışladağ Project does not expect to upgrade the existing access road, power or water supplies. The NHLP facility, process and collection ponds were constructed approximately 600 m north of the SHLP and are accessed by an extension of the overland conveyor from the SHLP to the NHLP.
The South Waste Rock Dump is now closed and under progressive rehabilitation for closure. The new North Waste Rock Dump (“NWRD”) on the mountain west of the leach pads is now operational. Designed to a capacity of 200 Mt, there will be sufficient capacity to hold the waste rock generated in the current mine plan. The NWRD can be expanded to contain more waste rock if necessary.
The site is bounded by a series of collection ditches to divert non-contact water around the site to reduce the volume of contact water. All contact water is collected from the mine site and pit inflows and sent to collection ponds at the water treatment plant. The treatment plant is located north of the existing South ADR plant with a capacity of 625 m3/hr. On site there are numerous ponds to collect process streams (loaded and unloaded solutions at the ADR plant), contact water, non-contact water, and surge ponds for storm events. The ponds were sized based on a 100-year storm event with additional capacities for storage and process surges.
The Kişladağ Project’s EIA was completed in January 2003 and submitted to the Turkish Authorities at the Ministry of Forest and Environment. The EIA considered the potential impact on the local and regional environment. An Environmental Management Plan was developed to address the potential impacts of the mining operation addressed in the EIA and additional issues. This plan was put in place prior to preproduction mining starting in 2005 and has been maintained throughout the production phase. Amendments to the EIA were applied for and received in 2011 and 2013 to increase the Kişladağ operational throughput to 12.5 Mtpa and 35 Mtpa respectively. The Environmental License and Permit for the operation was renewed in October 2024 and is valid until June 2028.
The Kişladağ gold mine employs approximately 82% of its labour force from Uşak and villages surrounding the mine. As an active part of the surrounding communities, the mine has completed numerous infrastructure programs within the region including primary schools, water works including the Gedikler Dam, and a classroom building for Uşak University.

Capital and Operating Costs
Capital costs at Kışladağ consist primarily of the continued development of the NHLP, as well as waste stripping in the open pit and capitalized overhauls.
Operating costs were estimated based on actual 2024 operating costs and 2025 budget estimates. Mining costs include all consumables and equipment required to meet the production schedule objectives. Labour requirements were developed to support the operation and maintenance of the fleet and for the general operation of the mine area. All these estimates align with manpower levels.
Process operating costs were based on current annual consumption of process reagents, major wear parts, and utilities. General and administrative costs are based on current personnel requirements and salaries. Unit rates forecast for 2025 are summarized in Table 1‑4.
Table 1‑4: Operating Cost Summary

Area	Unit Costs (US$/t processed)
Mining	$2.80
Processing	$6.81
Site General & Administrative	$2.39
Total Mine Operating Costs	$12.00
Production, cash operating cost per ounce, growth and sustaining capital actuals for 2024 as well as forecasts for 2025 follow in Table 1-5:
Table 1‑5: Production, Cash Cost, and Sustaining Capital Summary

	2024	2025 Forecast
Production	174,080 oz	160,000 - 170,000 oz
Total Cash Cost per ounce sold (1)	$918	$1,020 - $1,120
Growth Capital (1)	$107.3 million	$115 - 125 million
Sustaining Capital (1)	$12.7 million	$25 - $30 million
Notes:
1 These financial measures and ratios are non-IFRS financial measures or ratios. See the section ‘How We Measure Our Costs’ in this AIF for explanations and discussion of these non-IFRS financial measures or ratios.
In 2025, Kışladağ is expected to mine and place on leach approximately 13.2 to 13.6 million tonnes of ore at an average gold grade of 0.65 to 0.75 g/t. Total cash costs are expected to be higher as a result of inflation not currently being fully offset by the depreciation of the Turkish Lira against the US dollar, and increased royalties due to the anticipated continuation of high gold prices.
Planned 2025 sustaining capital of $25 to $30 million includes the increased total material that is expected to be moved (+2.6 Mt) as the Company transitions from Phase 4 to Phase 5 and begins pre-stripping of Phase 6, resulting in higher demand from the mobile fleet and related equipment overhauls. Planned 2025 growth capital of $115 to $125 million includes the continuation of the capitalized waste stripping campaign and the phased expansion of the NHLP, in addition to capital for the engineering study and long lead items.
In 2025, a series of deep exploration drill holes will be undertaken to validate the potential for extended mineralization beneath the final expected depth of the open pit. The company intends to update geometallurgical models and based on the outcomes of the engineering study assess potential further capital investment to optimize the operation.

Efemçukuru
Technical Report
The information that follows relating to the scientific and technical information regarding Efemçukuru in this AIF is based on, derived substantially from, and in some instances is a direct extract from the technical report titled “Technical Report, Efemçukuru Gold Mine, Türkiye” with an effective date of December 31, 2023 (the “Efemçukuru Technical Report”), other than technical information disclosed since the effective date of the Efemçukuru Technical Report. The Efemçukuru Technical Report was prepared by David Sutherland, P.Eng., Peter Lind, P.Eng., Mike Tsafaras, P.Eng., Sean McKinley, P.Geo., and Ertan Uludag, P.Geo. Hamilton Matias, MAusIMM, is responsible for the scientific and technical information previously prepared by Ertan Uludag, P.Geo. and Peter Lind is responsible for the scientific and technical information previously prepared by David Sutherland, P.Eng. Peter Lind, Mike Tsafaras, Sean McKinley, and Hamilton Matias are “Qualified Persons” for the purposes of NI 43-101. Peter Lind, Mike Tsafaras, and Sean McKinley are all employees of the Company. Hamilton Matias is an employee of Mining Plus.
The information below is based on assumptions, qualifications and procedures that are set out only in the Efemçukuru Technical Report and reference should be made to the full text of the Efemçukuru Technical Report which is available under Eldorado Gold’s profile on SEDAR+ and EDGAR.
Property Description, Location and Access
The Efemçukuru mine is an operating underground mine in commercial production since 2011. Facilities at the mine consist of an underground crushing plant, milling and flotation plant, filtration and paste backfill plant, water treatment plant, and ancillary buildings.
The mine is located near the village of Efemçukuru in the İzmir province in western Türkiye, approximately 20 km southwest of the city of İzmir. The mine site is accessed via paved roads directly to the site. All water is sourced from contact water; all contact water discharged is treated before release. Power is supplied from the local grid with sufficient capacity for current and future operations.
The Efemçukuru mine land position consists of a single operating license (number 51792) with a total area of 2261.49 ha. According to Turkish mining law, Tüprag retains the right to explore and develop any mineral resources contained within the license area provided fees and taxes are maintained. The license was issued on April 20, 1999 and renewed on August 19, 2013; it is currently set to expire on August 19, 2033. Within the 126.6 ha operating area, forestry land makes up about 80%, treasury land makes up approximately 1%, and the remaining area is private land wholly owned by Tüprag.
No prior environmental liabilities have been assumed with the Efemçukuru Project. Capital cost allowances have been made in respect of estimated closure costs. Efemçukuru is fully permitted with no additional permits currently required. All infrastructure required to mine and process the Mineral Reserves disclosed in this report fall under the scope of the existing EIA and operating license.
Mining licenses in Türkiye are divided into five groups. The Efemçukuru mine operating license belongs to group 4, which includes gold, silver, and platinum mines. Royalty rates (Table 2-1) for group 4 licenses are calculated on a sliding scale implemented in 2019 by the Republic of Türkiye Ministry of Energy and Natural Resources. The rates are revised periodically and are based on the ROM sales price. The ROM sales price is calculated by subtracting processing, transport, and depreciation costs from the gold and silver revenues. This amount is then multiplied by the appropriate royalty rate. The royalty rates are determined once a year by the General Directorate of Mines based on the average sales price of gold and silver quoted on the London Metal Exchange. Concentrate produced at the Efemçukuru mine is considered the product of ore processing and is eligible for the 40% reduction in the royalty rate. The corporate tax rate in Türkiye is 25%.

Table 2-1: Royalties Calculation

Average Annual Gold Price ($/oz)	Royalty (%)	Factored Royalty (%)
901 - 1000	3.75%	2.25%
1001 - 1100	5.00%	3.00%
1101 - 1200	6.25%	3.75%
1201 - 1300	7.50%	4.50%
1301 - 1400	8.75%	5.25%
1401 - 1500	10.00%	6.00%
1501 - 1600	11.25%	6.75%
1601 - 1700	12.50%	7.50%
1701 - 1800	13.75%	8.25%
1801 - 1900	15.00%	9.00%
1901 - 2000	16.25%	9.75%
2001 - 2100	17.50%	10.50%
> 2100	18.75%	11.25%
With an average realized gold price for 2024 of $2,480/oz, the applicable factored royalty was 11.25%.
There are no other royalties, overrides, back-in rights, payments, agreements or encumbrances to which the Efemçukuru mine is subject. There are no known significant factors or risks that might affect access or title, or the right or ability to perform work at the Efemçukuru mine, including permitting and environmental liabilities to which the project is subject.
History
To the extent known, there is no prior exploration or development of the Efemçukuru Project undertaken by previous owners, any significant historical estimates, or any previous modern-day production on the property. The Efemçukuru Deposit was discovered by Tüprag in 1992 while carrying out reconnaissance work in western Türkiye. Ancient workings were identified in the deposit, and it was concluded that the area was likely mined during the Roman dynasty two thousand years ago. Only limited surface work was completed on the property before Tüprag’s acquisition.
The Efemçukuru mine started commercial production in June 2011.
Geological Setting, Mineralization and Deposit Types
Western Anatolia, Türkiye, is host to several major porphyry and epithermal gold deposits. The gold-rich region is part of the Western Tethyan orogen. The Efemçukuru deposit is hosted in the centre of a broadly NE-SW trending upthrown block known as the Seferihisar Horst, which regionally exposes basement rocks of the Bornova Flysch in the Menderes Massif.
The intermediate sulfidation epithermal veins at Efemçukuru are hosted by quartz, feldspar, muscovite and chlorite bearing schists and phyllites of the Bornova Flysch, with the distinction based on the intensity of deformation fabric and relative muscovite abundance. The schists host chlorite-altered spilitic basalt lenses as well as lenses of finely crystalline, massive white marble.
Two major, broadly NW-SE striking epithermal vein systems, namely Kestanebeleni and Kokarpınar, occur at Efemçukuru. They have strike extents of approximately 2 km and 4 km, respectively. At surface, the veins are up to 5 m wide, are characterized by banded quartz-rhodochrosite-rhodonite with pyrite-galena-sphalerite and have surface coatings of Mn- and Fe-oxide. The two main veins have complex geometries with multiple shoots and splays. The Kestanebeleni vein is divided into several ore shoots along its strike length, including South Ore Shoot (“SOS”), Middle Ore Shoot (“MOS”), North Ore Shoot (“NOS”) and Kestanebeleni Northwest (“KBNW”). In the footwall to the Kestanebeleni vein, two similarly oriented but narrower veins are present and termed the Batı veins. The Kokarpınar vein has a more consistent northwesterly strike and dips moderately to the northeast.
The formation of the Efemçukuru gold deposit in western Anatolia coincided with Miocene extension, magmatism and hydrothermal activity, including the formation of several other significant gold-rich porphyry and epithermal deposits in the region. Efemçukuru is classified as an intermediate sulfidation epithermal system due to its high-base metal content and the Mn-rich nature of the veins. The dominantly NE dipping Efemçukuru veins formed within faults that had east side down normal‐dextral (right lateral) shear sense. The spatial and temporal distribution of rhyolite, high-temperature calc-silicate alteration, and intermediate sulfidation epithermal veins support a magmatic-hydrothermal origin. Detailed carbon and oxygen isotope analysis of vein carbonates indicate a mixed meteoric and magmatic source for the hydrothermal fluids and strongly support degassing and boiling of magmatic fluids during the formation of the main epithermal veins.
Exploration
The Turkish Mine Exploration Institute records document Efemçukuru as a manganese occurrence. Modern exploration activity at Efemçukuru was initiated in 1992 when Tüprag geologists recognized the exploration potential of the area while conducting reconnaissance work in western Türkiye.
Exploration since 2010 has focused on the Kokarpınar vein located east of, and subparallel to, the Kestanebeleni vein. In 2018, the Batı veins were discovered in the footwall to the Kestanebeleni vein. Since 2018, the Batı and West veins have been added to the focus of the exploration.
Geological mapping at Efemçukuru has proven to be highly effective for discovering and delineating new veins. Mapping of the underground mine developments is ongoing. Surface and underground mapping, in addition to drill hole logging combined with structural data, have been used to model the vein systems in 3D and help define new mineralized targets around the mine.
Nearly 150 line-km of ground geophysics, including ground magnetic, induced polarization (“IP”) and gradient IP surveys, have been conducted on the property to assist in mapping and tracing with depth structures, lithologies, alteration domains and sulfides associated with the epithermal veins.
Interpretations from surface mapping, sampling and geophysics have resulted in the identification of additional systems (e.g., Dedebağ, Volkan, Huseyinburnu) in the southwestern part of the property that are collectively called the West veins. These veins, and related blind veins (that are not exposed at the surface), have been the focus of exploration drilling in 2024 and remain prospective for the discovery of additional mineralization. Mine exploration from underground has also helped identify new mineralized targets and extensions at Efemçukuru.
Drilling
Several phases of exploration drilling were carried out between 1992 and 1997 to gather geological, geochemical and metallurgical data following the discovery of the Kestanebeleni vein. Delineation and further exploration drilling from 2006 to 2008 focused on the Kestanebeleni NOS. Tüprag continued drilling activity on the Kokarpınar vein area between 2009 and 2011. Drilling in 2011 and 2012 focused on testing the Kestanebeleni vein along strike including KBNW, testing down-dip extensions to the SOS, as well as further defining the geometry and continuity of the Kokarpınar vein. Exploration drilling programs from 2013 through 2017 tested the Kokarpınar vein over a 3 km strike length and identified Mineral Resources in several discrete shoots. Between 2018 and 2021 exploration drilling targeted the expansion of the resource in the Kokarpınar vein and the newly discovered Batı veins. Following this, from 2021 to 2023, drilling continued to delineate the Kestanebeleni, Kokarpınar and Batı veins, and drilling was also undertaken to test the West vein area.
Diamond drilling is essential for infill and delineation to increase the geologic confidence in the mining areas and to improve the grade control model. At Efemçukuru, the gold is not visible and is unevenly distributed along the mineralized vein. Core recovery is typically good and averages 97% in over 92% of core intervals intercepting mineralized zones.
Drilling of a specific area is scheduled to be finished six to eight months prior to mining. This timeline is sufficient for short-term grade model updates and applying any changes to the planned development or stope sequencing prior to planned production from the stope area.
In 2024, drilling at Efemçukuru included 46,659 m of resource expansion, early-stage target testing, and infill drilling.
Sampling, Analysis, and Data Verification
Most diamond drilling since production commenced at Efemçukuru mine has been comprised of infill and delineation drill holes. Drill core is placed into core boxes marked with hole ID, sequence numbering, and depth interval. Sample intervals are selected and marked up by the logging geologist. Drill core samples are either cut with a diamond rock saw (if a delineation hole) or whole core sampled (if an infill hole).

Samples are bagged and sent to the nearby ALS analytical laboratory in Izmir for sample preparation, including cataloging, crushing to 90% passing 2 mm, sub-sampling by riffle splitter until approximately 1 kg remains, and then pulverizing of the sub-sample to 90% passing 75 microns.
Exploration core samples are assayed for gold by 50 g fire assay and underground core samples are assayed for gold by 30 g fire assay with an atomic absorption finish. All samples are assayed for multi-element determination using fusion digestion and ICP spectroscopy analysis. A comprehensive QA/QC program is carried out as part of the assaying procedure, involving regular insertion of Certified Reference Materials (“CRMs”), coarse duplicates and fine and coarse blank samples. The procedure includes inserting either a CRM, blank, or duplicate into the sample stream of every eighth sample. Site geologists regularly monitor the performance of CRMs, blanks, and duplicates as the assay results arrive on site.
Assay results are provided to Eldorado in electronic format and as paper certificates. Upon receipt of assay results, values for CRMs and field blanks are reviewed to verify pass-fail criteria for the analytical sample batch. Additionally, laboratory check assays are conducted at the rate of one per batch of 20 samples, using the same QA/QC criteria as routine assays. In addition, the ALS laboratory is regularly visited by the site geology team to observe and check that stated procedures are being used.
The site geology team regularly monitors the performance of CRMs, blanks and duplicates as the assay results arrive on site. Eldorado implemented a program that monitors data from regularly submitted coarse reject duplicates. The data indicates no bias in the assay process or in the analyses.
In the Qualified Person’s opinion, the QA/QC results demonstrate that the Efemçukuru mine’s assay database is sufficiently reliable for the resource estimation. All of the Qualified Persons carried out verification of data pertaining to the sections for which they are responsible.
Mineral Processing and Metallurgical Testing
The Efemçukuru concentrator has been processing ore from the mine since commissioning in 2011. Based on this long operating history, the operation has developed an understanding around blending different feed materials coming from various ore shoots to match overall processing capacity, particularly in terms of sulfide content.
Metallurgical testwork has been carried out on ore samples from future ore zones within the Kokarpınar and Batı veins. This testwork has included comminution testing, to confirm that the future ore feeds can be milled at the required throughput rate. Flotation tests have also been carried out to assess the expected quality of future concentrates and any additional blending requirements that may be necessary.
Deleterious elements that have been identified during testwork and from operational performance include moderate levels of arsenic and halides (chlorine and fluorine). The introduction of column flotation has been positive in terms of rejecting gangue from the final concentrate and thereby reduced the concentrations of halides. Arsenic levels are manageable within the expected ranges required to meet sales contract specifications. Base metals (lead and zinc) can be deleterious or provide some additional value depending on the specific sales contract and method of downstream processing. The use of column flotation and appropriate marketing strategies has allowed for mitigation of the impact of deleterious elements on potential economic extraction.
Mineral Resources and Reserves Estimates
The Mineral Resource estimates for Efemçukuru consist of 3D block models formed on the Kestanebeleni, Kokarpınar, and Batı epithermal vein systems. Creation of these models utilized a commercial mine planning software package (Geovia Gems). Currently, mining only occurs within the Kestanebeleni vein system with underground development currently underway to the Kokarpınar vein. Gold mineralization at Efemçukuru, primarily occurring in the principal veins, can only be confirmed through assays. Gold mineralization is concentrated in the primary veins and confirmed through assays. The grade interpolation for the models is based on a 2.0 g/t Au grade threshold and vein geometry, with extreme grades capped between 40 and 200 g/t to reduce risk. Prior to grade interpolation, the assay data were composited into 1-m fixed-length composites.
Modelling consisted of grade interpolation by ordinary kriging for Kestanebeleni domains and IDW to the second power in the remainder of the zones where data was too limited to create correlograms. Nearest-neighbour (“NN”) grades were also assigned for validation purposes. No grades were interpolated outside the modelling domains. The search ellipsoids were oriented preferentially to the orientation of the vein in the respective domains. A two-pass approach was instituted for interpolation. The first pass required a grade estimate to include composites from a minimum of two holes from the same estimation domain. The second pass allowed a single hole to place a grade estimate in any block that was uninterpolated from the first pass. Outlier restriction was applied in all domains to control smearing during interpolation and blow outs. The gold model was validated by visual inspection, checks for global bias and local trends, and for appropriate levels of smoothing (change-of-support checks).
The Mineral Resources of the Efemçukuru mine were classified using the CIM Definition Standards for Mineral Resources and Reserves (May 10, 2014) that are incorporated by reference into NI 43-101. The mineralization of the Efemçukuru Project satisfies sufficient criteria such that it can be classified into Measured, Indicated, and Inferred Mineral Resource categories.
Efemçukuru Mineral Resources, as of September 30, 2024, are shown in Table 2‑2. Mineral Resources were restrained by 3D volumes whose design was guided by the reporting cut-off grade of 2.5 g/t Au, contiguous areas of mineralization and mineability. Mineralized shapes based on reasonable prospects for eventual economic extraction (“RPEEE”) were identified based on a 2.5 g/t Au cut-off grade; within shapes material below incremental cut-off grade of 1 g/t has been excluded and grades are diluted by must-take material between 1 and 2.5 g/t Au.
Table 2-2: Efemçukuru Gold Mine Mineral Resources, as of September 30, 2024

Mineral Resource Category	Resource (t x 1,000)	Grade Au (g/t)	Contained Au (oz x 1,000)	Grade Ag (g/t)	Contained Ag (oz x 1,000)
Measured	1,556	7.23	362	22	1,091
Indicated	3,849	6.40	793	22	2,663
Measured & Indicated	5,405	6.64	1,155	22	3,754
Inferred	1,300	4.02	168	31	1,303
Notes:
• CIM Definition Standards (2014) were used for reporting the Mineral Resources.
• Mineral Resources include those resources converted to Mineral Reserves.
• Tonnages of mined out blocks and sterilized areas were depleted from the model.
• Mineralized shapes based on RPEEE identified based on 2.5 g/t Au cut-off grade; within shapes material below incremental cut-off grade of 1 g/t has been excluded and grades are diluted by must-take material between 1 and 2.5 g/t Au.
• The numbers may not compute exactly due to rounding.
• Measured Mineral Resources in this table include 10.5 kt of stockpiled ore at the end of September 2024.
The Mineral Reserves of the Efemçukuru mine were classified using the CIM Definition Standards for Mineral Resources and Reserves (May 10, 2014) that are incorporated by reference into NI 43-101. The mineralization of the project satisfies sufficient criteria to be classified into Proven and Probable Mineral Reserves. Only Measured and Indicated Mineral Resources were converted, using appropriate modifying factors, to Mineral Reserves. The Mineral Resources include Mineral Reserves.
The Mineral Reserve estimate is summarized in Table 2‑3 and has an effective date of September 30, 2024.
Table 2-3: Efemçukuru Mineral Reserves Effective September 30, 2024

Category	Ore (t x 1,000)	Grade Au (g/t)	Contained Au (oz x 1,000)	Grade Ag (g/t)	Contained Ag (oz x 1,000)
Proven	985	5.13	162	14	449
Probable	3,436	4.67	515	11	1,247
Proven & Probable	4,421	4.77	678	12	1696
Mineral Resource and Mineral Reserve estimates for Efemçukuru may be affected by technical and other relevant factors which are more specifically described in the section of this AIF titled "Risk Factors in Our Business".
Mining Operations
Since 2011, the Efemçukuru mine has produced 6.3 Mt of ore at an average grade of 7.0 g/t Au, using a combination of Drift-and-Fill (“DAF”) and Longhole Open Stoping (“LHOS”) methods. Break-even cut-off values of $136.10/t for DAF mining and of $130.05/t for LHOS were calculated based on the 2024 budget costs and a steady state LOM production profile. The budget costs are supported by 2024 actual production costs. Use of the Deswik Stope Optimizer software identified potentially mineable material in the form of mining shapes for both DAF and LHOS mining methods. Dilution was captured as internal dilution (mining shape) and planning (overbreak), the latter equaling 14%. A mining recovery factor of 97% was also implemented for DAF mining and 95% for LHOS mining. Both factors are supported by regular reconciliation and stope closure exercises.
The Efemçukuru mine employs small-scale underground mechanized mining methods to exploit the narrow, high-grade, subvertical mineralization. The projected mine life is eight years at the current production rate of 545 ktpa.
The current mine layout has the following features:
•Six declines (SOS, MOS, NOS, KBNW, Kokarpınar Ore Shoot, and Batı Ore Shoot), each covering approximately a 400-m strike extent.
•Two surface portals (south and north).
•One surface conveyor adit for conveying crushed ore to the surface crushed ore bins.
•Five primary ventilation surface exhausts (south, central, north, northwest, and Batı) and three fresh air raises for NOS, Kokarpınar, and Batı.
•Link drives connect declines and serve as a secondary egress from the mine.
The mine plan is based on the combination of DAF and LHOS methods. Both DAF and LHOS stopes are mined concurrently from multiple production blocks to fulfil production requirements. The production blocks are mined in a top-down sequence, but stopes within a production block are mined bottom-up (overhand).
A geotechnical domain model has been developed and updated for geotechnical logging of exploration and stope definition drilling information. At Efemçukuru, the rock mass has been classified by the widely used Q-System by adopting characterization logging values to determine Q‑input parameters. The selection of DAF and LHOS mining methods is primarily based on the orebody geometry (width and dip) and the expected ground conditions determined through geotechnical assessment. Regular geotechnical assessments indicate that the current mining method, stope sizes, and mining sequence will not change significantly over the LOM.
The mine operates seven days a week with three shifts per day. This annual schedule is equivalent to 365 days per year of operation.
Processing and Recovery Operations
The Efemçukuru operation is an underground mine with facilities consisting of an underground crushing plant, milling and flotation plant, filtration and paste backfill plant, water treatment plant, and ancillary buildings. The process plant produces a gold-containing bulk sulfide flotation concentrate. Major sulfide minerals comprise pyrite, sphalerite, and galena.
Ore is ground to a P80 target of 54 µm. The reagents used in flotation are sodium bisulfite as a sulfidizing agent, copper sulfate as an activator, xanthate as collector, promoter, and frother. In most cases, gold recovery is proportional to sulfur recovery and has averaged between 93 to 94% in recent years.
Run-of-mine ore is crushed underground and transferred to two ore storage bins on the surface via a conveyor. The two ore storage bins allow for blending of different ore types feeding the process plant to target a desirable gold / sulfur ratio and reduce the contents of penalty elements for concentrate sales.
The comminution circuit consists of a semi-autogenous grinding mill operated in closed circuit with a pebble crusher, a ball mill operated in closed circuit with hydrocyclones, and a flash flotation cell. Ball mill discharge is treated in a flash cell to recover the fast-floating liberated sulfide mineral particles and prevent overgrinding of gold-containing particles. Overflow from the hydrocyclones is sent to flotation.
The flotation circuit consists of a rougher / scavenger flotation bank and two parallel cleaner flotation banks. Concentrates from the flash flotation cell and the first two cells of the rougher / scavenger bank are combined and upgraded in cleaner bank 1. Rougher cells 3-6 concentrate are treated in cleaner bank 2. Concentrates from cleaner banks 1 and 2 are combined and sent to the final concentrate thickener.
Underflow of the concentrate thickener is filtered, and the filtered concentrate is stored in big bags for shipping. The tailings are sent to a tailings thickener. The final tails are filtered. A portion of the tailings is used in the underground paste backfill plant, and the rest is dry stacked in the tailings storage facility (“TSF”).

Column flotation as the third cleaner flotation stage was added in 2020 to increase concentrate quality and reduce mass pull with minimal gold recovery loss.
Infrastructure, Permitting and Compliance Activities
The Efemçukuru Project is well established for LOM purposes with all surface infrastructure in place to support the current reserves. Existing ancillary buildings, the warehouse, and administration buildings will continue to be utilized. All power, water supply, water collection and treatment, and road infrastructure exist and will support operations for the reserves at the current throughput.
There are two mine rock storage facilities on site: the central mine rock storage facility (“MRSF”), which is in operation; and the south MRSF, construction of which was recently completed. The two facilities have capacity for the current reserves and a third north TSF location is available for future expansion if needed.
Management of the site water will use the existing ponds. The water treatment plant is appropriately sized to include the new facilities. The constructed areas will be sloped and ditched appropriately to tie into the existing systems.
Tüprag has acquired and maintained all permits required to construct and operate the Efemçukuru Project. Tüprag conducted baseline studies throughout the early 2000s prior to development. An EIA was submitted in 2005 and was approved with an Environmental Positive Certificate received in September 2005. Since mining began in 2011, Efemçukuru mine operations have routinely collected environmental data outlined in a Environmental Management Plan and submitted data to the relevant government agencies. An inspection and monitoring committee has regularly visited the Efemçukuru mine site since 2007. The committee checks if the present mining operations are executed within the applicable laws, regulations, and EIA commitments.
Tüprag submitted applications for revisions to the EIA and received approvals for the revisions in 2015 to allow for larger facilities. The Environmental License and Permit for the operation was renewed in June 2023 and is valid until June 2028. The permit covers air emissions, water emissions, and environmental noise while the environmental license addresses the mining waste storage facilities, environmental and geochemical characterization of mining wastes, and potential risks identified. MRSF and TSF areas are designed to address identified risks and licensed as Category B facilities by the Ministry of Environment, Urbanisation and Climate Change (MoEUCC).
Efemçukuru Gold Mine is certified ISO 14001 (Environmental Management System), ISO 45001 (Occupational Health and Safety Management System) and ISO 50001 (Energy Management System). The ISO 14001 certificate was first obtained in 2012 and renewed in 2022. The ISO 45001 certificate was first obtained in 2019 and renewed in 2022. The ISO 50001 certificate was obtained in 2023.
Capital and Operating Costs
Efemçukuru is fully constructed and operating, and actual costs form the basis of future operating and sustaining cost estimates. Mining sustaining capital costs include mine development, paste backfill borehole development, purchase of additional equipment, equipment leasing costs, and health and safety initiatives. Growth capital cost is included for development of the Kokarpınar and Batı vein systems and the associated infrastructure required to support mining in these vein systems.
The underground mine operating costs were estimated based on actual 2024 operating costs and 2025 budget estimates that allow for maintaining a steady-state production profile. The underground operating costs include all consumables (ground support, explosives, services, cement, aggregates, and fuel) and equipment required to meet the development and production schedule objectives. The operating unit costs for mobile equipment and fuel consumption rates were largely obtained from historic mine data. Labour requirements were developed to support the operation and maintenance of the fleet and for the general operation of the underground mine. All these estimates align with resourcing levels.
General and administrative costs are based on current personnel requirements and salaries. Adjustments have been made if known changes, such as increasing labour, are required in the future. General supplies are based on the current operating experience. Process operating costs were based on current annual consumption of process reagents, major wear parts, and utilities. Budget quotations were obtained for the supply of all significant consumables and utilities. Power consumption is based on 2024 operating experience. Unit rates forecast for 2025 are summarized in Table 2‑4.

Table 2‑4: 2025 Operating Cost Forecast

Area	Unit Costs (US$/t processed)
Mining	$55.07
Processing	$41.02
Site General & Administrative	$44.52
Total Mine Operating Costs	$140.61
2024 Summary and 2025 Outlook
Production, cash operating cost per ounce, growth and sustaining capital actuals for 2024 as well as forecasts for 2025 follow in Table 2-5:
Table 2‑5: Production, Cash Cost, and Sustaining Capital Summary

	2024	2025 Forecast
Production	80,143 oz	70,000 - 80,000 oz
Total Cash Cost per ounce sold (1)	$1,231	$1,300 - $1,400
Growth Capital (1)	$4.6 million	$15 - $20 million
Sustaining Capital (1)	$15.9 million	$15 - $20 million
Notes:
1 These financial measures and ratios are non-IFRS financial measures or ratios. See the section ‘How We Measure Our Costs’ in this AIF for explanations and discussion of these non-IFRS financial measures or ratios.
In 2025, Efemçukuru is expected to mine and process approximately 530,000 to 550,000 tonnes of ore at an average gold grade of 4.8 to 5.3 grams per tonne. Total cash costs per ounce sold are expected to be higher when compared to 2024, reflecting increases in labour costs and electricity costs.
Planned sustaining capital expenditures for 2025 of $15 to $20 million include underground development and equipment purchases. Planned growth capital for 2025 of $15 to $20 million is expected to be primarily focused on the development and infrastructure for the expansion of the Kokarpinar vein system, including portal construction and development of the Bati vein systems.

Olympias
Technical Report
The information that follows relating to the scientific and technical information regarding Olympias in this AIF is based on, derived substantially from, and in some instances is a direct extract from, the technical report titled “Technical Report, Olympias Mine, Greece” with an effective date of December 31, 2023 (“Olympias Technical Report”), other than technical information disclosed since the effective date of the Olympias Technical Report. The Olympias Technical Report was prepared by David Sutherland, P.Eng., Peter Lind, P.Eng., Victor Vdovin, P.Eng., Sean McKinley, P.Geo., and Ertan Uludag, P.Geo. Hamilton Matias, MAusIMM, is responsible for the scientific and technical information previously prepared by Ertan Uludag, P.Geo. Peter Lind is responsible for the scientific and technical information previously prepared by David Sutherland, P.Eng. Peter Lind, Victor Vdovin, Sean McKinley and Hamilton Matias are all “Qualified Persons” for the purposes of NI 43-101. Peter Lind, Victor Vdovin, and Sean McKinley are all employees of the Company. Hamilton Matias is an employee of Mining Plus.
The information below is based on assumptions, qualifications and procedures that are set out only in the Olympias Technical Report and reference should be made to the full text of the Olympias Technical Report which is available under Eldorado Gold’s profile on SEDAR+ and EDGAR.
Property Description, Location and Access
Olympias is located within the Kassandra Mines complex located on the Halkidiki Peninsula of Northern Greece, about 100 km by road from Thessaloniki, the second largest city in Greece. There are paved roads directly to the site. The Stratoni port lies 9 km south-southeast of the Olympias mine site and is accessed by a paved road along the coast (26 km). The terrain is characterized by hills rising to about 600 m above sea level, with steeply incised valleys.
The property consists of mining concession numbers F13 and F14, which have a combined area of 47.27 km2. Hellas Gold has been granted mining rights over these concessions until March 6, 2026. An investment agreement signed with the Hellenic Republic on February 5, 2021 (the “Investment Agreement”) and ratified by law, provides for further renewal for two consecutive periods of 25 years each. Hellas Gold has applied for the first 25-year renewal and approval is expected. Hellas Gold has ownership of a small portion of private land within the concessions.
In July 2011, the Ministry of Environment of Greece (“MOE”) formally approved the EIS submitted by Hellas Gold for the three Kassandra Mines mine sites, being Olympias, Skouries and Stratoni, which was subsequently amended in 2021, 2022 and 2023, and is now valid until 2038. As provided in Greek environmental legislation (law 4014/2011), it is subject to an extension for four years if Hellas Gold is certified with ISO 14001, or for six years if it is certified under the Eco-Management and Audit Scheme.
For production to commence, the MOE required the submission of a technical study. A study was submitted to the MOE and approved in early 2012. The installation permit for what was termed the Phase II process plant was issued on March 22, 2016. Hellas Gold received the operating permit for the Phase II plant in September 2017, allowing commencement of commercial production operations. In September 2017, Hellas Gold also received an extension of the installation permit and an interim operating permit for the Kokkinolakkas Tailings Management Facility (“KTMF”), as well as the delayed installation permit for the paste backfill plant.
Notifications for the Operation of the Olympias Paste Plant and KTMF were formally submitted in 2018 and remain in force in line with new legislation that replaced previous operating permit issuance procedures.
The Investment Agreement governs the further development, construction, and operation of the Kassandra Mines complex. The Investment Agreement became legally effective on March 23, 2021, following ratification by the Hellenic Parliament and publication in the Greek Government Gazette. The Investment Agreement is governed by Greek law. Its initial term continues to 2051 and may be extended by an additional 25 years subject to certain conditions.
The Investment Agreement includes a planned expansion of Olympias to 650 kilo tonnes per annum (ktpa) of ore, from a 2023 throughput of 454 ktpa. On an annualized basis, the operation has demonstrated the capability to achieve approximately 520 ktpa with its current configuration, considering the highest monthly throughputs achieved. The Investment Agreement also outlines additional benefits to the region, including additional jobs, increased fiscal revenues and community development. The new EIA approved in 2023 includes the expansion of Olympias.
Based on current Greek legislation, royalties are applicable on active mining titles. The royalty is calculated on a sliding scale tied to metal prices and US$/€ exchange rates. At current metal prices, Hellas Gold would pay a royalty of approximately 6% on Au, 3.5% on Ag, 1% on Pb, and 1.5% on Zn revenues. As part of the terms of the Investment Agreement, the Company pays an additional 10% of the royalty value until such time that a gold processing metallurgy plant is constructed. The corporate income tax rate is set at 22%.
There are no other royalties, back-in rights, payments, or other agreements and encumbrances to which the Olympias Project is subject. There are no known significant factors or risks that might affect access or title, or the right or ability to perform work on, the Olympias Project, including permitting and environmental liabilities to which the project is subject.
History
Mining has occurred since ancient times in the area, peaking during the time of Philip II of Macedon and Alexander the Great in the period 350 to 300 BC, with bulk ores extracted from the mine. Modern mining began in 1933 with an exploration shaft and drilling programs intermittently through to the 1960s. Operations began in 1970 and were suspended in 1995.
In 2012, Eldorado acquired European Goldfields Mining (Netherlands) B.V. and, indirectly, a 95% interest in Hellas Gold, a wholly-owned subsidiary of European Goldfields, which held the concession for the project. In 2020, Eldorado purchased the remaining 5% ownership in Hellas Gold from Aktor, an unrelated third party.

Geological Setting, Mineralization and Deposit Types
The Western Tethyan orogenic belt in southeast Europe contains several major metallogenic provinces, including the Serbo-Macedonian Metallogenic Province that hosts the Kassandra mining district. Crystalline basement within the district includes the upper Serbo-Macedonian Vertiskos Unit and the lower Kerdilion Unit, exposed within the southern Rhodope metamorphic core complex.
The Olympias deposit is located 6 km north of the Stratoni fault within the Kerdilion Unit. Replacement-style sulfide orebodies are hosted by marble interlayered within a sequence of quartzo-feldspathic biotite gneiss, amphibolite, and plagioclase microcline orthogneiss. The massive sulfide orebodies plunge shallowly to the southeast for over 1.8 km, subparallel to the orientation of F2 fold hinges and a locally developed L2 intersection lineation. The locations of the sulfide lenses, however, are largely controlled by strands of the ductile-brittle Kassandra fault and East fault and sub-horizontal shear zones that occur between the two faults.
Sulfide mineralogy of the Olympias deposit consists of coarse-grained, massive, and banded lenses dominated by variable amounts of sphalerite, galena, pyrite, arsenopyrite, chalcopyrite, and boulangerite. Gold occurs primarily in solid solution within arsenopyrite and pyrite.
Olympias is an example of a polymetallic carbonate replacement deposit. However, it is somewhat unusual due to the high gold content of the deposit. Key characteristics of this class of deposit include carbonate host rocks, massive sulfide mineralization, spatial and temporal relationship with magmatism, and zoned metal distribution.
Exploration
Eldorado has conducted limited exploration at Olympias since 2012 as focus has been on improving definition of the known resource. Several geological studies, including surface mapping and hyperspectral analyses, have been carried out. In 2023, a surface IP geophysical survey and a soil geochemical survey were conducted to the west and north of the resource footprint to identify possible future drilling targets. Results of these surveys showed good correlation between areas of high chargeability and known subsurface orebodies. A zone of high chargeability extends to the northwest and underlies an area of anomalous metals in soils from the 2023 survey, validating the potential target for future drill testing.
Drilling and Sampling
In 2024, drilling activities at Olympias totalled 34,560 metres from 286 holes. This drilling included 29,065 metres of infill drilling from 271 holes, and 5,495 metres of exploration drilling from 15 holes.
Drilling targeted high Au grade mineralization and confirmation and upgrade of the indicated and inferred resources that could be incorporated into short- and mid-term mine planning. The target areas for the infill drilling were mainly the northern part of the Flats zone, the southern area of the West Zone and the central part of the East zone. Exploration drilling was primarily focused on testing the southwest extension of the Flats zone, and the northern part of the East zone. Additionally, some exploration drill holes were testing a possible extension of the Flats zone in the northern of the deposit. To date, 483,633 m have been drilled (surface and underground drilling) around the East, Flats and West ore zones in the drilling program.
Diamond drill holes are the sole source of subsurface geologic and grade data for the Olympias Mineral Resource estimation. The previous operator, TVX Gold Incorporated (“TVX”), drilled 764 drill holes for a total of 93,246 m. These drill holes are becoming less important as new information is acquired. Currently, holes are drilled by Eldorado using contractors drilling HQ or NQ-size (63.5 mm or 47.6 mm nominal core diameter). The average drill hole depth is approximately 100 m, as the holes are drilled from locations underground giving good intersection angles with the zones. A total of 3,035 holes totalling 321,821 metres were drilled by Eldorado since 2014 for the purposes of exploration, delineation, infill and mine services.
Core is delivered to secure core logging areas, and the core is logged in detail straight into a database using computer tablets. Lithology, alteration, structure, and mineralization data are collected; core recovery data are also measured. Core photos are routinely taken of all the core, both wet and dry, using a camera stand to ensure consistent photographs.
Collar and downhole survey data are collected. Downhole surveys are taken using either a Devico Devigyro or Deviflex multishot instrument. Both of these instruments are calibrated annually. A dataset of measured bulk densities from over 900 mineralized samples was generated at Olympias. A subset of 617 samples was used to inform the resource model.

A comparison of the measured versus calculated bulk densities was carried out using a quantile-quantile plot. It was determined that most calculated bulk densities were about 6% higher than measured and that this disparity was most likely due to voids that could not be accounted for in a calculated bulk density. Thus, each block in the resource model has a calculated bulk density (based on the interpolated metal grades for each block) that is then adjusted downward by 6% to reflect the typical volume of voids.
Sampling, Analysis and Data Verification
Sampling of the core is carried out on approximately 1 m intervals or to geological contacts. The core is sawn using an automated core saw and half is bagged for dispatch, with the remainder being placed in the core box for storage. Drill core samples are routinely sent to the ALS Global (ALS) facility in Romania. They are bagged and packed in large sealed wooden bins before being trucked to ALS. The sample rejects are returned to the mine site in the same bins. The samples are prepared for assaying at the ALS facility.
All samples were assayed for gold by 30 g fire assay with an AAS finish, with Au values above 10 ppm determined by a gravimetric finish. Multi-element determination was carried out by ICP mass spectrometry analysis and / or ICP emission spectroscopy analysis.
A comprehensive QA/QC program is in place incorporating CRM, blanks, and duplicate samples. CRMs are used that contain all of the payable metals at Olympias (Au, Ag, Pb, Zn). Blank samples are used to monitor contamination during the sample preparation and assay processes.
In the opinion of the Qualified Person, the sampling, sample preparation, security, and analytical procedures, as confirmed by the QA/QC results, demonstrate that the Olympias mine’s assay database is adequate for Mineral Resource estimation.
All of the Qualified Persons carried out verification of data pertaining to the sections for which they are responsible.
Mineral Processing and Metallurgical Testing
Metallurgical testwork was carried out ahead of the re-start of the Olympias operation with the current process flowsheet in 2017.
In 2015, metallurgical testwork and mineralogical investigations were carried out on ore samples from the Olympias deposit. The main sulfide minerals in these samples were found to be galena, sphalerite, pyrite and arsenopyrite. Other than quartz, all other minerals can be considered minor. The liberation of all sulfide minerals was excellent at a grind of 120 µm P80. Flotation of galena, sphalerite and pyrite / arsenopyrite in a sequential flowsheet was found to be effective at producing lead / silver, zinc, and gold concentrates.
The three concentrates are produced by differential flotation through the use of depressants, collectors and activators, as well as manipulation of the pH of the pulp.
Tests confirmed good settling-thickening characteristics for the concentrates and tailings samples. Vacuum filtration of the tails underflow sample showed high throughput and low residual cake moisture. Pressure filtration on concentrate underflow samples indicated high throughput and low residual moisture.
Additional variability testwork was carried out in 2021, with composites and blends produced from the East, West, and Flats areas of the deposit. Comminution results from this testwork confirmed that future ores would continue to be considered as soft in terms of grindability. Flotation testwork identified that the proportion of lead hosted within galena, boulangerite, or bournonite had a direct impact on the amount of antimony recovered to the final lead concentrate.
Mineral Resources and Reserves Estimates
Mineral Resource estimates update for the Olympias mine were made from a 3D block model utilizing Leapfrog Edge software. Project limits, in UTM coordinates are 4781105 to 479700 East, 4491165 to 4493480 North and -800 to +60 m Elevation. A sub-cell block model was used for the project with parent blocks of 5m east x 5m north x 5m high.
A grade-based discriminant was developed to allow for more consistent interpretations to be made. This was accomplished by creating a simplistic value formula based on the logic of a Net Smelter Return (“NSR”) formula that used a combination of metal prices and metal recoveries to act as weighting factors against each metal. This metric, a dollar value, proved to be an excellent surrogate for a comprehensive equivalent grade. Inspection of these resource defining values (“RDV”) showed that, for the parameters used, a value of $50 best defined what one would classify as likely economically mineralized zones.
For the Olympias modelling, the deposit was divided into three zones: East, West, and Flats. Within each of these zones, modelling domains were created using the $50 RDV. Assays and composite samples were tagged by these domain shapes ahead of data analysis and grade interpolation. The assays were top capped prior to compositing and were composited into 1 m composites within the domains.
Grade estimates for Au, Ag, As, Pb, Zn, and Fe were interpolated generally using OK. In a few estimation domains IDW was used. Interpolation parameters were updated to reflect new data and updated geological interpretation. NN grades were also interpolated as a declustered distribution to validate the estimation method. Note that bulk density and sulfur were calculated as a function of the estimated block grades.
Areas of previous mining are located mainly in the West and East zones, and to a lesser extent in the Flats zone, and these were removed from the initial Mineral Resource estimate. The metal models were validated by visual inspection, checks for global bias and local trends.
The Mineral Resource was classified using the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 10, 2014) that are incorporated by reference into NI 43-101. The mineralization of the mine satisfies sufficient criteria to be classified into Measured, Indicated, and Inferred Mineral Resource categories. Olympias mine Mineral Resources, as of September 30, 2024, are shown in Table 3‑1. The Olympias mine Mineral Resources are reported within 3D constraining volumes whose design was guided by the reporting cut-off value of NSR $115/t, contiguous areas of mineralization and mineability. Only material internal to these volumes was eligible for reporting, to satisfy RPEEE. Both Measured and Indicated Mineral Resources and Inferred Mineral Resources decreased due to depletion, model estimation parameter updates, and the exclusion of un-minable material which were previously included, off-setting extensional discoveries. As part of the annual review of Mineral Resources with respect to RPEEE, some un-mineable material was removed due to proximity to existing infrastructure, areas of poor geotechnical conditions and inaccessibility due to previous mining activities.
Table 3-1: Olympias Mineral Resources as of September 30, 2024

Classification	Tonnes (kt)	Au (g/t)	Au (koz)	Ag (g/t)	Ag (koz)	Pb (%)	Pb (kt)	Zn (%)	Zn (kt)
Measured	4,200	9.71	1,311	147	19,846	4.7	197	5.9	247
Indicated	6,966	6.04	1,352	139	31,119	5.0	350	6.5	451
Measured and Indicated	11,166	7.42	2,663	142	50,965	4.9	547	6.3	698
Inferred	2,081	6.82	457	135	9,028	5.0	105	5.9	123
Notes:
•CIM Definition Standards (2014) were used for reporting the Mineral Resources.
•Mineral Resources include those Resources converted to Mineral Reserves.
•Tonnages of mined out blocks and sterilized areas were depleted from the model.
•Mineral Resources were constrained by 3D volumes whose design was guided by the reporting cut-off grade of $115 NSR, contiguous areas of mineralization and mineability. Only material internal to these volumes was eligible for reporting.
•The NSR value is based on a combination of metal price and individual metal recoveries, which are variable throughout the deposit, and smelter considerations.
•Resource prices used to define potentially mineable shapes are as follows: gold $1,800/oz, silver $24/oz, zinc $2,800/t, lead $2,200/t.
•The numbers may not compute exactly due to rounding.
•Measured Mineral Resources in this table include 8.0 kt of stockpiled material at the end of September 2024.
The Mineral Reserve estimates were classified using the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 10, 2014) that are incorporated by reference into NI 43-101. All design and scheduling have been completed using the Mineral Resource model and estimate. Only Measured and Indicated Mineral Resources have been used for Mineral Reserve estimation. The estimation assumes that the mining method employed at the mine will be DAF.
The cut-off values supporting the estimation of underground Mineral Reserves were developed in 2024 from the 2024 budget and future projected operating and sustaining capital costs at a steady-state target production rate of 650 ktpa. The cost assessment indicated that NSR values of $216.79/t for DAF mining would adequately cover all site operating and sustaining capital costs. The DAF costs were used to create potentially mineable stope shapes from the NSR block model.
In the evaluation of underground Mineral Reserves, modifying factors were applied to the tonnages and grades of all mining shapes to account for dilution and ore losses. In the DAF stopes, a mining dilution factor of 15% and a mining recovery of 95% were used to estimate Mineral Reserves.
The Mineral Reserve estimate is summarized in Table 3‑2 and has an effective date of September 30, 2024.
Table 3‑2: Olympias Mineral Reserves as of September 30, 2024

Class	Tonnes (kt)	Au (g/t)	Au (koz)	Ag (g/t)	Ag (koz)	Pb (%)	Pb (kt)	Zn (%)	Zn (kt)
Proven	3,411	7.90	868	118	12,979	3.7	128	4.6	158
Probable	5,930	4.70	903	116	22,046	4.2	250	5.3	315
Proven & Probable	9,341	5.89	1,770	117	35,024	4.0	378	5.1	474
Notes:
•Figures in the tables may not compute due to rounding.
•Cut-off grades are based on a gold metal price of $1,450/oz, silver metal price of $19/oz, zinc metal price of $2,500/t, and lead metal price of $2,000/t.
•Metallurgical recoveries are based on feed grade and metallurgical algorithms.
•Exchange rate used is €1.15 = US$1.00.
•Average mining dilution and mining recovery factors of 15% and 95%.
Mineral Resource and Mineral Reserve estimates for Olympias may be affected by technical and other relevant factors which are more specifically described in the section of this AIF titled "Risk Factors in Our Business".
Mining Operations
The Olympias mine is an underground mining operation extracting ore from three main zones: East, West and Flats; the Remnants are a sub-zone of the West Zone. Total mined material at Olympias will ramp up from an expected 810 ktpa in 2024 to an average of 990 ktpa over the 2025 - 2031 period, followed by a decline in total mined material. Total mined material includes ore, operating waste, and capitalized waste mined. Annual mined waste quantities follow a general decreasing trend from 2025 onward. Correspondingly, ore production will increase from an expected 500 ktpa in 2024 to an average of 645 ktpa over the 2025 – 2035 period.
The rock mass conditions at the Olympias mine are highly variable due to complex geology and the presence of fault structures. Ground support classes have been implemented based on a range of Q values for ore and waste rock development. Ground support elements used at Olympias include wire mesh, shotcrete, rebar, split sets, Swellex, self-drilling anchors, and cable bolts of varying lengths. Field observations indicate that underground openings are stable and ground support application is generally adequate, with no unsecured ground being noted and good support performance.
DAF at Olympias commences once the decline reaches the footwall drive or level access elevation of the orebody, usually midway along its strike length. DAF is an overhand mining method. The stope sequence begins with the lowest 5.0 m high lift. Then each subsequent lift requires the back of the level access to be slashed down (‘take-down-back’ or TDB) to reach the next lift. There are four lifts between levels for a total rise of 20 m from each access.
All stopes are filled with backfill after excavation. Currently a combination of cemented aggregate fill (CAF), paste fill and waste rock fill is used. The paste fill system has been designed to produce 42 m3/h of paste, which will meet all future backfill requirements at 650 ktpa production with 70% utilization. CAF and waste rock are delivered to stopes by truck and pushed into place with loaders. Paste is delivered with positive displacement pumps via drill holes and pipes.
There are two declines currently in use, one accessing the West Zone that will be extended to the base of the West Zone. The second decline accesses the East Zone that will be extended to the base of the East Zone and will also connect to the upper Flats. There are multiple cross-over drifts between these two declines above the Flats. Both declines are currently being extended to the bottom of the West and East

Zones. The third and final main decline will be developed for the Flats from -370 metres above sea level to the base of the Flats.
Both ore and waste are hauled to the surface utilizing 40 t trucks on the existing and expanding declines. This will continue to be the case after the production increases to a steady state value of 650 ktpa.
The mine operates three shifts a day with 21 shifts per week. There are currently 20 large pieces of mobile mining equipment on site: three jumbos, four bolters, five trucks, and eight loaders. In addition, there are sixteen utility vehicles, two transmixers and three shotcrete sprayers. To achieve the production increase to 650 ktpa, additional primary equipment will be added to the fleet, including jumbos, bolters, trucks, and loaders.
The ventilation design is based on an exhausting system configuration with the main fans ultimately located on the surface at the single exhaust raise. At present, fresh air for Olympias is supplied from the +59 Portal, +70 Portal, Shaft, and Fires area. Exhaust is through the main exhaust raise at -173 level. The recently installed ventilation system was upgraded in 2023, with the large surface exhaust fans located at the main exhaust raise collar, ensuring the required airflow for the mine of 420 m3/s is attained.
The Olympias mine currently uses bulk emulsion product for all blasting practices in the underground mine. There is no existing magazine on the property and explosives are delivered to the site daily by the supplier. However, bulk emulsion matrix is stored in large bays underground as it is not considered an explosive until it sensitizes inside the mobile emulsion production unit underground – usually done at the face during charging activities. The construction of a new underground magazine is ongoing, with excavations having been completed and installation of shelving planned to be completed in the near future. In 2024, an underground maintenance workshop was completed which will allow for the repair of heavy-duty machinery underground, saving tramming time of the equipment.
As an operating mine, infrastructure is well developed, with existing process water, compressed air, electrical distribution, and dewatering systems. For the 650 ktpa expansion, a new compressor, dewatering station, and underground shop are being installed. These activities are currently in progress.
Processing and Recovery Operations
The Olympias lead-zinc-gold-silver process plant has been developed in phases:
•Phase I involved the recommissioning of the plant after prolonged inactivity and processing of the existing tailings. Phase I commenced in 2013 and was completed on commissioning of Phase II in 2016.
•Phase II was commissioned in mid-2017 and is currently in operation. It included refurbishment and upgrading of all the process facilities to process 400 – 440 ktpa of ore. The Phase II process facility consists of comminution, flotation and filtering to produce three saleable concentrates: lead / silver (lead), zinc, and arsenopyrite / pyrite gold (gold). All concentrates are sold to worldwide markets. Tailings are used for underground backfill via the on-surface paste plant or trucked to the KTMF.
•The expansion project involves upgrading the existing Olympias process plant to handle a mine feed rate of 650 ktpa of ore, an increase of approximately 25% considering the newly established technical limits of the existing process plant. Capital expenditure for the expansion of the plant is scheduled from 2023 to 2025, and the 650 ktpa throughput is planned to commence in early 2026. The expansion centres around the addition of a secondary stirred grinding mill, additional flotation cells for Pb and Zn flotation, a new Au concentrate thickener, and a new repurposed Zn concentrate filter press.
The processing facility incorporates the following process unit operations:
•Three-stage crushing.
•Single-stage ball milling in closed circuit with hydrocyclones.
•Nearly all hydrocyclone underflow is fed to flash flotation.
•Lead flotation consists of rougher, scavenger, regrinding, and three stages of cleaning.
•Zinc flotation consists of rougher, scavenger, regrinding, and three stages of cleaning.
•Gold-pyrite flotation utilizes rougher, scavenger, and a single stage of cleaning.
•Concentrate thickening, filtration, and packaging.
•Tailings thickening and filtration.
•Tailings paste backfill - mixing and pumping.
•Reagent mixing, storage, and distribution.
•Water and air services.
The Olympias plant produces three concentrates: an arsenopyrite / pyrite concentrate containing gold, a lead concentrate that also contains silver and gold, and a zinc concentrate that also contains gold. The Company has negotiated multiple concentrate sales contracts with commodity traders, blenders, and smelters for concentrates from Olympias. Agreements with several customers in various countries are currently in place. Production data on current ore and metallurgical testwork on future ores support the throughput and recovery assumptions of base and precious metals to the three concentrate products.
Infrastructure, Permitting and Compliance Activities
As an operating mine, current infrastructure is robust and complete. The mine has access to the main highway system in Greece via paved roads to the mine site. Local services are provided via the towns of Olympiada and Stratoni, with additional services available through Thessaloniki.
A port facility located at Stratoni, 9 km from the Olympias process plant (26 km by paved road) is owned by Hellas Gold. Currently lead, zinc and arsenopyrite concentrates are shipped via the port facility. Lead and arsenopyrite concentrate may also be bagged at the process plant and shipped by truck to the port at Thessaloniki.
Water is supplied by surface facility contact water run-off and from underground mine dewatering. A series of three settling ponds, with a fourth as a spare, is used to remove suspended solids. This water is pumped to a raw water tank next to the clean water and process water tanks. Excess water from mine dewatering is treated in the surface water treatment plant. Process water is reclaimed from the tailings thickening and filtration circuit and backfill clarifier overflow. A minimum amount of make-up water is supplied from the raw water tank.
Waste from the underground mine is brought to the surface and hauled to the KTMF. Some waste rock is stored temporarily underground and is used to backfill voids underground left from the stope mining, saving on transportation costs, as well as the cost of paste fill.
Thickened tailings are pumped to the paste plant. If thickened tailings production exceeds the maximum capacity of the paste plant, excess thickened tailings can be pumped to one of two tailings pressure filters located adjacent to the process plant. Filtered tailings are then trucked to the paste plant for additional feed into the plant when required.
Excess thickened tails are pumped to a tailings filter to produce a cake with a moisture content of 13%, which is then trucked to the KTMF for dry stacking. This facility is located 8.5 km south of Olympias (23 km by public paved road). In addition to mine tailings from the Olympias mining operations, tailings from historical mining activities at Olympias are also being hauled to the KTMF. It is designed to safely manage approximately 10.5 Mm3 of mine waste at an average dry density of 1.6 t/m3.
Current power to the site consists of a 150kV transmission line from the national grid feeding a new 150kV to 20kV, 25MVA substation, which has sufficient rated capacity to meet all anticipated increases in mine load. Backup power consists of 3,700 kW of diesel generation in multiple distributed generators.
Water for the mine is obtained from underground dewatering, after treatment. Excess water from underground is discharged into the Mavrolakkas stream after settling and treatment to meet discharge standards. The plant has the capacity to handle 650 m3/hr, which is expected to be sufficient for the mine life. Service water is supplied via a local borehole in the regional aquifer.
Existing surface facilities consist of a surface workshop, administration building, dry, shaft, and fuel storage (60,000 litres capacity). The workshop and fuel storage will be adequate for the production increase. The shaft is used for inspection of a legacy pump station only and there are plans to rehabilitate the shaft as required in the future.
Current power to the site consists of a 20 kV 10 mVA pole line from the PPC grid. To facilitate the production increase, a new pole line at 150 kV 25 mVA, along with a new substation was completed in 2023. Backup power consists of 4,920 kW of diesel generation in multiple distributed generators. An additional 2,500 kW of generated power will be added for the production increase.
The EIS for the Kassandra Mines project includes an area of 26,400 ha in northeastern Halkidiki (Macedonia Region). Kassandra Mines includes the Skouries, Olympias and Stratoni sites. No significant impact is expected on the landscape, geological environment, atmosphere, or water resources in the area. The overall impacts to date have been positive for the environment, as legacy tailings and concentrate storage are in the process of being removed to the KTMF, and the associated areas rehabilitated. As a whole, the Kassandra Mines project provides economic and social impacts for the Halkidiki Prefecture, including:

•Contributions to the national economy.
•Infrastructure constructed and equipped by local companies.

•Service industries in the local economy expand.
•Employment of a large skilled workforce.
After the completion of all operations at the Kassandra Mines, the project areas will be rehabilitated according to appropriate and approved land uses. All structures are to be removed or left in a state that they do not pose a risk to the environment or public. The environment will be returned to a state of a self-sustaining ecosystem and safe and stable biological conditions will be re-created.
The Olympias Project has received and maintained all permits required to operate within Greece. Discussions are regularly held with the local communities and there are no ongoing negotiations which would materially affect the Olympias Project or operations. There are no known environmental impacts that would limit the ability to extract the Mineral Resources or Mineral Reserves.
Capital and Operating Costs
The Olympias Project has been on a continuous improvement program in all aspects of the operation to achieve a throughput of 650 ktpa. Capital costs include process plant upgrades and continuing mine development into new zones. Capital is also allocated for infrastructure to support the Olympias Project including ancillaries and expanding water management systems, indirects including EPCM costs to support capital projects, owners’ costs, continuing exploration, and contingencies.
Operating costs at Olympias consist of underground mining costs, processing costs, and general & administrative (“G&A”) costs. These costs are forecast in Table 3‑3 for the year 2025. It should be noted that the operating costs shown here are exclusive of refining and concentrate transport charges.
Table 3‑3: 2025 Operating Cost Forecast

Area	LOM average (US$/t processed)
Mining	$116.45
Processing	$75.57
Site General & Administrative	$52.98
Total Mine Operating Costs	$245.02
2024 Summary and 2025 Outlook
Production, cash operating cost per ounce, growth and sustaining capital actuals for 2024 as well as forecasts for 2025 follow in Table 3-4:
Table 3‑4: Production, Cash Cost, and Sustaining Capital Summary

	2024	2025 Forecast
Production	69,532 oz	60,000 - 70,000 oz
Total Cash Cost per ounce sold (1)	$1,304	$1,020 - $1,120
Growth Capital (1)	$11.3 million	$45 - $50 million
Sustaining Capital (1)	$15.4 million	$20 - $25 million
Notes:
1 These financial measures and ratios are non-IFRS financial measures or ratios. See the section ‘How We Measure Our Costs’ in this AIF for explanations and discussion of these non-IFRS financial measures or ratios.
In 2025, Olympias is expected to mine approximately 500,000 to 520,000 tonnes of ore at an average grade of 7.5 to 8.5 g/t of gold, 90 to 120 g/t of silver, 3.5 to 4.0% lead, and 4.0 to 4.5% zinc. Payable production is expected to be 60,000 to 70,000 ounces of gold, 1.3 to 1.5 million ounces of silver, 12,000 to 15,000 tonnes of lead metal and 12,000 to 15,000 tonnes of zinc metal. Cash operating costs per ounce in 2025 are expected to be lower than in 2024 due to increased by-product metals, partially offset by increased royalties due to the anticipated continuation of higher gold prices.
Planned 2025 sustaining capital expenditures of $20 to $25 million include underground mine development, and management of the KTMF. Planned 2025 growth capital of $45 to $50 million is primarily focused on mill expansion to support the ramp-up to 650 ktpa, capitalized mine development and a resource conversion drilling program.

Skouries
Technical Report
The information that follows relating to the scientific and technical information regarding Skouries in this AIF is based on, derived substantially from, and in some instances is a direct extract from, the technical report titled “Technical Report, Skouries Project, Greece” with an effective date of January 22, 2022 (the “Skouries Technical Report”), other than technical information disclosed since the effective date of the Skouries Technical Report. The Skouries Technical Report was prepared by Mo Molavi, P.Eng., Robert Chesher, FAusIMM (CP), RPEQ, MTMS, two other former employees of AMC Mining Consultants (Canada) Ltd., a former employee of Mining Plus Canada Consulting Ltd., Richard Kiel, P.E., a former employee of WSP Canada Inc., and another employee of Fluor Canada Ltd., all of whom are independent consultants and “Qualified Persons” under NI 43-101. AMC Mining Consultants (Canada) Ltd., is responsible for the scientific and technical information previously prepared by a former employee of AMC Mining Consultants (Canada) Ltd. Mining Plus Canada Consulting Ltd. is responsible for the scientific and technical information previously prepared by a former employee of Mining Plus Canada Consulting Ltd. WSP Canada Inc. is responsible for scientific and technical information previously prepared by a former employee of WSP Canada Inc. Fluor Canada Ltd. is responsible for the scientific and technical information previously prepared by another employee of Fluor Canada Ltd.
Except as otherwise indicated, the information below is based on assumptions, qualifications, and procedures that are set out only in the Skouries Technical Report and reference should be made to the full text of the Skouries Technical Report which is available under Eldorado Gold’s profile on SEDAR+ and EDGAR. As noted in the section entitled “Reporting Mineral Reserves and Mineral Resources,” scientific and technical information disclosed since the effective date of the Skouries Technical Report has been updated and approved by Simon Hille, a “Qualified Person” under NI 43-101.
Property Description, Location and Access
The property is located within the Kassandra Mines complex, located on the Halkidiki Peninsula of northern Greece. The complex is located approximately 100 kilometres (km) east of Thessaloniki and comprises a group of mining and exploration concessions covering 317 square kilometres (km2), of which the property is part of. The properties within the complex include the Olympias mine currently in production, the Stratoni mine on care and maintenance, and the Skouries copper-gold porphyry deposit under development.
The Skouries Project is a copper-gold porphyry deposit to be mined using a combination of conventional open pit and underground mining techniques. The mineral processing facilities will produce a gold-copper concentrate. The property is situated at an elevation range of 350 metres above sea level to 620 metres above sea level near the village of Megali Panagia in the prefecture of Halkidiki, northern Greece. It is approximately 7.2 km from the road connecting the villages of Megali Panagia and Palaiochori. The area is centered on co-ordinates 4745300 E and 4481400 N of the Greek Reference System EGSA ‘87, at approximately Latitude 40°29’ and Longitude 23°42’. The location is classified according to Greek Seismic Code NEAK 2000 (modified in 2003) as Zone II. The property consists of concession numbers OP03, OP04, OP20, OP38, OP39, OP40, OP48, and OP57, which have a combined area of 55.1 km2. Hellas Gold has been granted mining rights over these concessions until March 6, 2026. The Investment Agreement signed with the Hellenic Republic in 2021 and ratified by law 4785/2021, provides for further renewal for two consecutive periods of 25 years each. Hellas Gold has applied for the first 25-year renewal and approval is expected. Hellas Gold owns a small portion of private land within the concessions, is granted use of forestry land and is in negotiation for the remaining 0.3% of the total area required.
The EIS for the Kassandra Mines includes an area of 26,400 hectares (ha), in northeastern Halkidiki (Macedonia Region). The Skouries Project covers approximately 250 ha of the Kassandra Mines complex. The EIS considers the potential impact on the local and regional environment as it relates to:
•Open pit and underground workings.
•Tailings impoundment.
•Process plant.
•Infrastructure necessary for the Skouries Project operation.
Based on current Greek legislation, royalties are applicable on active mining titles. The royalty is calculated on a sliding scale tied to metal prices and US$/€ exchange rates. At current metal prices,

Hellas Gold would pay a royalty of approximately 6.0% on Au and 2.5% on Cu revenues. As part of the terms of the Investment Agreement, the Company pays royalties based on metal contained in concentrate and applies an additional 10% of the royalty value until such time that a gold processing metallurgy plant is constructed. The corporate income tax rate is set at 22%.
There are no other royalties, back-in rights, payments, agreements or encumbrances to which the Skouries Project is subject. There are no known significant factors or risks that might affect access or title, or the right or ability to perform work on, the Skouries Project, including permitting and environmental liabilities to which the project is subject.
History
There is a long history of mining in the region dating back to 350 to 300 BC and continuing through the Roman, Byzantine and Ottoman periods. There is limited historic development at the Skouries site. In modern times, the Skouries deposit was initially drilled by Nippon Mining and Placer Development (“Placer”) during the 1960s. Placer also carried out limited underground development from an adit. The deposit was subsequently drilled in the 1970s by the Hellenic Fertiliser Company. TVX began a drilling program in August 1996 to confirm the deposit and to explore it at depth. A subsequent infill drilling program was conducted in 1997 with the objective of improving the evaluation of Indicated Mineral Resources in the deeper high-grade zone. European Goldfields Limited acquired the property in 2004, audited the TVX program and prepared a pre-feasibility study in 2006. The pre-feasibility study reflected an open pit operation followed by an underground mine using sub-level caving (“SLC”) underground mining methods at a production rate of 6.5 million tonnes per annum (“Mtpa”).
Geological Setting, Mineralization and Deposit Types
The tectonic structure of Greece consists of elongated tecto-magmatic belts of variable metamorphic grade which trend north-west (NW) to south-east (SE). These belts represent successive episodes of subduction, resulting from the north-east movement of the African plate during the Tertiary period. Within Greece there are three main geotectonic units: the Rodope massif to the east, the Serbo-Macedonian massif, and the Vardar Zone to the west. The Rodope and the Serbo-Macedonian massifs are considered to be part of a metamorphic core complex. The Kassandra mining district is located within the Serbo-Macedonian massif, which is sub-divided into two lithostratigraphic tectonic units, the upper Vertiskos formation to the west and the lower Kerdilia formation to the east, with a major fault separating the two formations. The Vertiskos formation is composed mainly of schist with quartz intercalations. Lower units of the Kerdilia formation include amphibolite gneiss with lenses of foliated migmatitic rocks, and the Upper unit consists mostly of biotite gneiss and schist interlayered with marble horizons, irregular pegmatite lenses and aplite. Is its these marble horizons within the Upper Kerdilia formation that host mineralization in the Olympias area. Both the Kerdilia and the Vertiskos rocks were affected by early ductile and later brittle deformation during the mid-Cretaceous to mid-Tertiary which resulted in a series of folds and faults bounding the metamorphic core. One such fault is the Stratoni fault, a major feature that dominates the area. During the early Oligocene the district was subjected to extensional tectonics allowing for the intrusion of a post tectonic/metamorphic suite of plugs and dikes into the both the Vertiskos and the Kerdilia formations.
The Madem Lakkos, Mavres Petres and undeveloped Piavitsa deposits occur along the east-west oriented, moderate south-dipping Stratoni fault zone. The fault zone crosscuts the lower portion of the late Oligocene (25.4 ± 0.2 Ma) Stratoni granodiorite stock but is cut by a Miocene glomerophyric monzonite porphyry dike at Piavitsa (20.62 ± 0.13 Ma) constraining major fault movement and related hydrothermal mineralization to the late Oligocene to early Miocene.
The Skouries deposit is centered on a small porphyry stock that has a surface expression of approximately 200 metres in diameter. Skouries is typical of a copper-gold pencil porphyry. Mineralization occurs in stockwork veins, veinlets and disseminated styles typical of a porphyry, which has a sub-vertical, pipe-like shape. Mineralization has been tested to a depth of 920 metres from the surface and the results show the orebody is open at depth. Potassic alteration and copper-gold mineralization also extend into the country rock; approximately two-thirds of the Measured and Indicated Mineral Resources are hosted outside of the porphyry, with about a 50:50 split in gold-equivalent ounces.
Exploration
Exploration work at the Skouries Project completed by Eldorado has focused on evaluating potential for additional porphyry mineralization within the surrounding area. This has included geological mapping, geochemical sampling (soil and outcrop) and geophysical survey programs, as well as drill-testing of new targets generated from this work. Detailed geological mapping of fresh outcrop areas generated during early construction has been complete in several phases beginning in 2014. Historical soil sampling completed by previous owners has been infilled and extended, with the immediate deposit area now covered at a sample spacing of 50 m x 50 m and the surrounding property at 200 m x 200 m, with anomalous zones at a closer spacing. In November 2020, Eldorado in collaboration with the EU funded Smart Exploration program carried out a SkyTEM312HP survey over the majority of the Halkidiki license area. In total this comprised 79 N-S flight lines spaced at ~200 m with a transmitter height of 40 – 55 m for a total of 1,465 km. The survey recorded magnetic, electromagnetic, and digital elevation data. This was subsequently processed and delivered as sections and inversion models and used for further exploration targeting.
In 2019, reconnaissance drilling was conducted at the Rian Prospect (9 drill holes, 1,078 m), a base metal vein showing discovered during mapping of the tailings management facility area. A drilling program testing new targets at the Tsikara prospect, a granodiorite to monzodiorite complex with a large quartz-sericite alteration anomaly located two to four kilometres southeast of Skouries was conducted in 2017 with 10 drill holes (4,453 m) completed.
Drilling
Diamond drill holes are the sole source of subsurface geologic and grade data for the Skouries Project. Resource delineation drilling was carried out in two major campaigns: in 1996 – 98 by then owner TVX and in 2012 to 2013 by Eldorado. TVX drilled a total of 72,232 m of core in 121 drill holes using NQ (47.6 millimetres (mm)) diameter core. Holes reached a maximum depth of 1,013 m. Eldorado conducted two drill campaigns on the Skouries Project in 2012 and 2013: a 34-hole, infill drilling program comprising 6,922 m and a 10-hole, 6,617 m confirmation program. The confirmation program was completed to test the core of the main mineralized portion of the deposit to compensate for the lack of a drill core record from the earlier TVX campaign. These confirmation drill holes confirmed the earlier results and are not included in the current Mineral Resource estimation.
Sampling, Analysis and Data Verification
The majority of the core samples for the Skouries Project originated from the 1996 – 98 drill campaign by TVX. Eldorado has reviewed the TVX studies and QA/QC procedures and agrees with the conclusions that the drill data are acceptable to be used for Mineral Resource estimation. The Qualified Person concurs with this conclusion on the pre-Eldorado data having reviewed the reports. The background and QA/QC results of the Eldorado work were reviewed in detail under the Qualified Person’s supervision, replotted and deemed suitable for estimation purposes. Confidence in the data is also provided by the results of Eldorado’s confirmation drill program.
Mineral Processing and Metallurgical Testing
Metallurgical testwork and studies were performed by Lakefield Research Canada on composites selected from core samples of the major rock types, covering mineralogy, grinding and flotation. This testing was carried out to support the original 2007 design completed by Aker Kvaerner. Based upon this information, the criteria for process plant and infrastructure design were established.
Metallurgical testwork was also completed by Outotec in 2007, mostly at their laboratory in Pori, Finland, to give additional design confidence. This included flash flotation, gravity gold recovery, concentrate settling and filtration testing.
Additional testwork was undertaken by FLS Knelson in 2013 on gravity gold recovery and by Wardell Armstrong International (WAI) in 2015 on flotation concentrate. Solvay (formerly Cytec), in 2016, and Bureau Veritas Commodities Canada, in 2017, worked on selective flotation of copper from pyrite-rich ore. In 2014, Orway Mineral Consultants (OMC) reviewed the testwork conducted by Aker Kvaerner to design the Skouries grinding circuit and conducted comminution circuit modelling studies using circuit simulations.
The testwork demonstrated that the number of flotation concentrate cleaning stages needed to be increased from two to three in order to achieve the targeted concentrate grade of 26% copper during periods when low grade ore is processed.
2015 testwork by WAI investigated reduction of the fluoride content in the copper flotation concentrate. The testwork concluded that the use of guar gum as a dispersant and depressant for slimes and clay in the cleaning circuit would keep the fluoride levels in the copper concentrate at or below the expected smelter penalty level.
More recent testwork carried out by WAI since 2024 has focused on geometallurgical variability testing to validate comminution properties, flotation recoveries, and expected concentrate quality.

Mineral Resource and Mineral Reserve Estimates
The Mineral Resource estimate for the Skouries deposit was developed using assays and data from surface diamond drill holes. The estimate was made from a three-dimensional (3D) block model based on initial outlines derived by a method of probability assisted constrained kriging (“PACK”). The estimation, for both gold and copper, was within what is termed the 0.1% Cu PACK shell. The block size for the Skouries model was selected based on mining selectivity considerations and is 5 m x 5 m x 10 m. Copper and gold grades are highest in the porphyry. The gold to copper ratios are also markedly different between the intrusive and non-intrusive units. Generally, the coefficient of variance (“CV”) values for copper in all units is relatively low reflecting the porphyry style mineralization of the deposit. Gold CV values are higher, especially in the schist unit, reflecting some influence by local extreme grades. These were mitigated by a gold grade cap equal to 20 grams per tonne (g/t), applied to the assay data prior to compositing.
The assays were composited into 4 m fixed-length downhole composites and were back-tagged by the mineralized shell and lithology units. The compositing process and subsequent back-tagging were reviewed and found to have performed as expected. Modelling consisted of grade interpolation by OK. A two-pass approach was instituted for interpolation. Nearest-neighbour grades were also interpolated for validation purposes.
As part of this reporting, the Qualified Person reviewed and validated the model by performing visual, statistical, and graphical checks in the form of a series of swath plots and checking reporting. On this basis, the Qualified Person is comfortable with the validity of the model.
The Mineral Resources of the Skouries deposit were classified using logic consistent with the CIM Definitions Standards. The mineralization of the Skouries deposit satisfies sufficient criteria to allow classification into Measured, Indicated, and Inferred Mineral Resource categories.
Reasonable grade and geologic continuity are demonstrated over most of the Skouries deposit, which is drilled generally in 40 m to 80 m, spaced sections. A two-hole rule was used where blocks containing an estimate resulting from two or more samples, all within 80 m and from different holes, were classified as Indicated Mineral Resources. For Measured Mineral Resource classification, a three-hole rule was applied where blocks contained an estimate resulting from three or more samples, all within 50 m and from different holes.
All remaining model blocks containing a gold grade estimate were classified as Inferred Mineral Resources.
The demonstration of RPEEE was handled for both the open pit and underground portions of the deposit by creating potentially mineable shapes. In each case a long-term gold price of US$1,800/oz and copper price of US$3.50/lb were selected for the determination of Mineral Resource cut-off grades and pit shell. A gold equivalent (“AuEq”) calculation was used to combine the value of the two payable metals. The cut-offs used for defining the shapes were 0.3 g/t AuEq for open pit and 0.7 g/t AuEq for underground where AuEq is determined by AuEq = Au g/t + 1.25* Cu%. The parameters for cut-off grade calculations are listed in Table 4-1.
Table 4-1: Economic Parameters for RPEEE Evaluation

Description	Units	Open pit	Underground
Gold price	US$/oz	1,800	1,800
Copper price	US$/lb	3.50	3.50
Mining cost	US$/t processed	4.10	19.50
Process cost	US$/t processed	8.48	8.48
Filter plant cost	US$/t processed	2.13	2.13
IEWMF and water management	US$/t processed	0.13	0.13
G&A	US$/t processed	2.78	2.78
Overall costs	US$/t processed	17.62	33.02
Mill Au recovery	%	86.7	86.7
Mill Cu recovery	%	91.5	91.5
Cut-off used	AuEq g/t	0.3	0.7
The potentially mineable shapes representing volumes that have a reasonable expectation of being mined were determined as follows: (i) Volumes that lie within both the 0.1% Cu PACK shell and the open pit shell and are predominantly above a cut-off grade of 0.3 g/t AuEq are assigned to the open pit reporting shape; (ii) Volumes that lie outside the open pit shell and lie within the 0.1% Cu PACK shell and are predominantly above a 0.7 g/t AuEq cut-off grade are assigned to the underground resource reporting shape; and (iii) Volumes within both the open pit and underground resource reporting shapes are reported in their entirety. This includes some isolated blocks that are below the assigned cut-off, but that lie within the volumes deemed to be reasonably mineable. Similarly, isolated blocks that are above the cut-off grades, but that lie outside of the expected mineable volumes are omitted from the Mineral Resource estimate.
The Skouries Mineral Resources as of September 30, 2024 are shown in Table 4-2. The economic parameters and AuEq factors used are defined in the footnotes. The Mineral Reserves and metal prices used are unchanged from the 2021 Feasibility Study (as contained in the Skouries Technical Report), but were most recently reported as part of Eldorado’s Annual Mineral Resource or Mineral Reserves (“MRMR”) disclosure effective September 30, 2024.
Table 4-2: Skouries Mineral Resources, as of September 30, 2024

Category	Tonnes (kt)	Au (g/t)	Cu (%)	Contained Au (koz)	Contained Cu (kt)
Open Pit Mineral Resources
Measured	50,641	0.62	0.42	1,013	214
Indicated	14,151	0.22	0.22	99	32
Measured & Indicated	64,791	0.53	0.38	1,112	246
Inferred	784	0.16	0.18	4	1
Underground Mineral Resources
Measured	40,073	1.14	0.63	1,467	252
Indicated	135,109	0.56	0.46	2,452	620
Measured & Indicated	175,182	0.70	0.50	3,919	872
Inferred	66,873	0.38	0.40	811	265
Total Mineral Resources
Measured	90,714	0.85	0.51	2,479	466
Indicated	149,260	0.53	0.44	2,551	652
Measured & Indicated	239,974	0.65	0.47	5,030	1,118
Inferred	67,657	0.37	0.40	814	267
Notes:
•CIM Definition Standards (2014) were used for reporting the Mineral Resources.
•Open pit Mineral Resources are constrained by a semi-optimized pit that is permit and crown pillar constrained and are reported at a 0.3 g/t AuEq cut-off.
•Underground Mineral Resources are those outside the pit shell and are reported at a 0.70 g/t AuEq cut-off.
•AuEq = Au g/t + 1.25 * Cu%, based on US$1,800/oz Au and US$3.50/lb Cu, and recoveries of 86.7% for gold and 91.5% for copper.
•Mineral Resources are stated inclusive of Mineral Reserves.
•Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
•The numbers may not compute exactly due to rounding.
Source: Eldorado, re-reported by AMC and approved by the QP.
The Qualified Person has validated the Mineral Resources. The data, methodology and analysis described in this report are considered sufficient for reporting Mineral Resources. There is no difference between the Mineral Resources reported in September 2020 and September 2024 and both statements are made on the same basis. There has been no production from the deposit, hence no depletion from the block model.
The Mineral Reserves at Skouries comprise an open pit and an underground component. Block model items transferred from the geology model for mine planning included estimated grades for copper and gold as well as Mineral Resource classification. Measured and Indicated Mineral Resources have been used to define the pit limits and for reporting of Mineral Reserves for scheduling. Inferred Mineral Resources were not used in the determination of Mineral Reserves.
The open pit optimization was carried out using MineSight (MinePlan) mine planning software. The Skouries open pit is constrained by the existing EIS boundary on surface and a potential underground mining crown pillar, which limits the pit depth to 420 masl. In addition to the physical boundary constraints, the open pit design and overall size are also affected by a requirement to provide construction materials for the IEWMF, which contains dry stacked tailings.
The Mineral Reserves for the deposit were estimated using a gold price of US$1,300/oz and a copper price of US$2.75/lb. The open pit Mineral Reserves are reported using a US$10.60/t NSR cut-off value. The open pit combined Proven and Probable Mineral Reserves are 59.6 million tonnes (Mt) with an average grade of 0.57 g/t Au and 0.40% Cu.
The underground contribution to Mineral Reserves has been evaluated at a diluted NSR cut-off of US$33.33/t, incorporating unplanned diluting material of 5% for porphyry stopes and 5.5% for schist stopes that is assumed to carry no metal value, and assuming an overall mining recovery of 95%. The Mineral Reserves for the underground deposit have been estimated to be 87.5 Mt with an average grade of 0.90 g/t Au and 0.58% Cu.
The combined Mineral Reserves for the Skouries Project, as of September 30, 2024, are stated in Table 4-3. These represent the sum of the open pit and the underground Mineral Reserves. The cut-off values for the Mineral Reserves are NSR based with US$10.60/t used in the open pit portion and US$33.33/t for the underground estimate. The Mineral Reserves and metal prices used are unchanged from the 2021 Feasibility Study (as contained in the Skouries Technical Report), but were most recently reported as part of Eldorado’s Annual MRMR disclosure, effective September 30, 2024.
Table 4-3: Skouries Mineral Reserves, as of September 30, 2024

Category	Tonnes (kt)	Au (g/t)	Cu (%)	Contained Au (koz)	Contained Cu (kt)
Proven	73,101	0.87	0.52	2,053	381
Probable	74,014	0.66	0.48	1,576	359
Proven & Probable	147,116	0.77	0.50	3,630	740

Notes:
•Cut-off value applied, Open Pit: US$10.60/t ore; Underground: US$33.33/t ore.
•Gold Price: US$1,300/oz.
•Metallurgical Gold Recovery: 92.62 – 17.5 x oxide (%) – 22 x e(-1.2 x Au Grade (g/t)).
•Copper Price: US$2.75/lb.
•Metallurgical Copper Recovery: 99.41 – 56 x oxide (%) – 41 x e(-338 x Cu Grade (%)).
•Mining Recovery, Open Pit: 100%, Underground: 95%.
•Mining Dilution, Open Pit: 0.0%; Underground - Ore Development: 5.0%, Porphyry Stopes: 5.0%, Schist Stopes: 5.5%.
•The numbers may not compute exactly due to rounding.

Source: Mining Plus (MP) and approved by the Qualified Persons.
Mineral Resource and Mineral Reserve estimates for Skouries may be affected by technical and other relevant factors which are more specifically described in the section of this AIF titled "Risk Factors in Our Business".
Mining Operations and Methods
Open pit mining is expected to be conducted by conventional truck-shovel operations, with an ore production rate of approximately 5.5 Mtpa, at a waste to ore stripping ratio of approximately 0.90:1, which will be fed to the mill along with underground ore and stockpile reclaim to match the mill production rate of 8.0 Mtpa. The mining sequence will consist of drilling, blasting, loading, and hauling of ore and waste materials for processing and waste disposal. Based on the modelled rock types, approximately 17% of the mined material is amenable to free digging; this material will not be blasted. Direct feed ore from the open pit will be hauled to the Skouries processing plant. A portion of low-grade ore (“LGO”) will be hauled directly to the plant, and an additional portion will be hauled to the LGO stockpile, where it will be re-handled during Phase 2 of the Skouries Project.
Waste material is expected to be hauled directly to one of the material management structures within the IEWMF. The structures internal to the IEWMF are the LGO embankment, J5, Capping Rock Dump 1, Cofferdam Karatza Lakkos Embankment, and South Diversion Channel. Drilling operations will be carried out continuously as part of the normal mining operation. Once full mine production is reached, drilling and blasting of approximately 1 Mt (dry) per month of material (ore and waste) will be required to maintain projected production levels.
The primary haul roads are designed at 25 m width, based on a 90 tonne (t) haul truck. Other haul roads, to be used by contractor trucks, are designed for 55 t articulated haul trucks with an overall roadway width of 15 m.

The number of haulage units was determined by calculating cycle times in Haulage© from MinePlan© using annual haul cycle profiles from MinePlan©. Haulage calculations were carried out based on the designated 90 t and smaller 55 t trucks. A maximum truck speed limit of 50 km/h was set for flat or inclined roads, reducing to 15 km/h near shovel and dump points and 15 km/h around switchback corners. On the downhill segments, speeds were limited to a maximum of 25 km/h. A tonnage factor for each material type was used to determine actual payload versus theoretical maximum payload for each truck class. These factors were based on experience from operations at other sites.
The open pit mine production schedule has been developed using a planned average annual ore production rate of 5.5 Mtpa. This open pit production rate is supplemented by underground ore and stockpile reclaim to provide mill feed of 8.0 Mtpa through to Phase 2. The actual yearly rate varies according to the ore production ramp-up schedule for the underground Phase 1, which will offset open pit ore. An open pit mining operation of 350 days per year consisting of three, eight-hour shifts operating 7 days a week is envisaged. The Skouries orebody that extends below the bottom of the open pit is amenable to a bulk underground mining method and has been evaluated under several different design approaches since the late 1990s, including block caving, SLC, and sublevel long hole open stope (“SLOS”). SLOS has been confirmed as the most appropriate underground mining method for a number of reasons including:
•The geo-technical stability of the final reclaimed land after closure of the Skouries Project.
•The minimization of land-take needed for the surface tailings.
•The ability to backfill the depleted open pit.
The majority of the stoping is considered to take place in reasonable quality rock mass. The stope stability assessment has indicated that, for stoping in the porphyry, a 60 m sub-level interval (60 m stope height plus 5 m top drive development) can largely be viable without significantly compromising stope wall stability if the length of the stope does not exceed 30 m. Of the stopes that will be extracted in the schist, only half of these excavations will expose schist in the stope sidewalls as secondary stopes will expose the paste backfill within the primaries.
Stope back stability assessments were conducted using the NGI-Q stability graph as well as the stability graph method to determine appropriate stoping spans. Stope span has been limited to 15 m. Thus, the standard stope dimensions were set to 65 m high x 30 m long x 15 m wide in porphyry stopes, 65 m high x 20 m long x 15 m wide for primary stope design in schist material, and 65 m high x 30 m long x 15 m wide for secondary stope design in schist material.
All levels in both phases have similar designs. Peripheral development (Ring-drives) will provide access to all sides of the orebody and terminate at return air raise locations. Ore drives for stope extraction will traverse the orebody east to west on 15 m centres, developed incrementally to meet the production schedule and mining sequence. Both ramps are planned to be used to haul ore, with the orebody divided into East and West in order to maintain a stope extraction sequence from the centre out. The underground portion of the Skouries Project will begin from the existing ramp from the surface to 385 masl. The ramp is currently developed to 35 m above the first production level, 350L. Mining will proceed to the 350L to establish major infrastructure and services. The 350L will serve as the mucking horizon for two test stopes, which are situated in the Crown Pillar and within the mining limits to enable a mineralized and accurate representation of the mining to be completed in Phase 1.
For Years -3 through to Year 2, underground mining efforts will focus on developing the access ramp and further establishing the levels and services for production, while also developing a second portal and ramp to the surface. In Year 4, the development is expected to begin in preparation for Phase 2. This development will entail the dual ramp systems to -130L, the major underground workshop, fuel bay and excavations for the materials handling systems.
Underground mining will be conducted by conventional underground mining techniques. The mining sequence will consist of drilling, blasting, loading, and hauling of ore and waste materials. During Phase 1, ore will be hauled to the surface crusher by truck. During Phase 2, ore will be hoisted to the surface by a shaft. In Year 4, the shaft headframe construction will commence, and shaft excavation will begin in Year 6. Excavation of the shaft will continue through Year 8, with the entire materials handling system projected for completion six months prior to the beginning of Phase 2 in Year 10.
The design of the Skouries mine includes provisions for remote mining technology (“RMT”), which has an impact on the cycle times of stopes and the productivity of equipment. This technology includes tele-remote operation of mechanized equipment by an operator located on surface or in a remote area of the underground mine. RMT is considered a best available technology, and Skouries mine is uniquely positioned to benefit from improvements in the mining process due to the simple, repetitive nature of the design and the availability of highly skilled technical workers.

Processing and Recovery Methods
For the first nine years of operation, the ore will be extracted from the open pit mine as well as from the underground mine for a total mill feed rate of 8.0 Mtpa. From the tenth year of operation until the depletion of Mineral Reserves, the plant will process ore extracted from the underground mine at an average of around 6.5 Mtpa tailing off in Years 19 and 20. During years 10 to 14, previously stockpiled oxide ore will be re-handled to maintain mill feed at 8.0 Mtpa.
The plant will process the copper / gold ore at a projected LOM average head grade of 0.50% copper and 0.77 g/t gold. Anticipated LOM average payable recoveries are 87% for copper and 81% for gold. The mill will produce a flotation concentrate that contains an average of 26% copper and 27 g/t gold.
The process plant design provides for a nominal 8.0 Mtpa of ore throughput. While gravity classification, secondary gravity classification and gold room circuits have been designed, installation has been deferred pending confirmation of the need for gravity concentration to meet designed overall gold recoveries.
The unit operations comprise of:
•Primary crushing and crushed ore stockpile.
•SABC grinding and pebble crushing.
•Flotation and regrinding.
•Flotation concentrate and tailings thickening.
•Flotation concentrate filtering, storage and loadout.
•Tailings filtration, conveying and paste fill production.
•Reagent preparation and services.
Project Infrastructure
The principal waste streams generated from the Skouries Project are the overburden and waste rock from the open pit mining and underground development and the tailings from the mineral processing operations. Overburden and waste rock will be stored on the surface and tailings are expected to be used underground as paste backfill with the remainder being stored on the surface. The project mine plan and material balance have been developed such that overburden and waste rock are entirely used for construction requirements eliminating the need for a separate waste rock dump. The waste management plan has been developed to provide for surface storage of waste streams in the IEWMF all within one watershed.
The water within the project site can be classified into two categories, contact water and non-contact water. Non-contact water is surface water that is diverted around the mine facilities without being exposed to mine infrastructure, using a series of diversion drainage ditches and groundwater resulting from mine dewatering. Contact water includes groundwater and surface water that falls in the form of precipitation and has been exposed to mine infrastructure. A numerical groundwater model was developed for the Skouries Project utilizing site specific data from field investigations to estimate the dewatering rates for contact and non-contact water.
The Skouries Project is well situated to take advantage of Greece’s modern transportation network for the shipment of construction and operations freight. The main access road connects the process plant and mining area with the national road network. The major regional center of Thessaloniki is approximately 80 km away and is accessed by highway EO 16. Thessaloniki has an international airport and one of Greece’s largest seaports. Thessaloniki is linked to the rest of Greece by Greece’s National Roadway, which has been extensively modernized in the last 20 years. Access to Europe and Türkiye is provided by the highway and rail infrastructure. The Skouries Project site substation is fed from a new overhead 6 km long 150 kV transmission line connected to the national power grid. Hellas Gold has signed an agreement with the Independent Electricity Transmission Operation for Greece (“ADMIE”) in 2015 that sets out the terms and conditions for connecting to the Greek power grid. The high voltage substation being constructed for the Skouries Project has a power capacity of 51 MW.
Permitting and Compliance Activities
The technical study submitted to the MOE for the Skouries Project was initially approved in February 2012. After numerous supplements relating to the flotation plant, Tailings Management Facility (“TMF”) arrangements and “auxiliary temporary facilities”, approval by the MOE was granted in 2013 - 14. An updated technical study covering amended aspects of the process plant and associated infrastructure was submitted to the MOE in December 2015, and was approved in May 2016.

Subsequently, an updated specific technical study for the flotation plant was submitted to the MOE and approved on November 11, 2016. An update of the installation permit for the flotation plant was submitted in August 2016 and was approved on September 3, 2019.
The Investment Agreement which amends the 2003 Transfer Agreement and provides a modernized legal and financial framework to allow for the advancement of Eldorado’s investment in the Kassandra Mines was ratified into Greek law in early 2021. After the 2019 Greek Parliamentary elections, when Eldorado initiated talks with the newly established government, outstanding routine permits were released.
Hellas Gold provided a €50.0 million Bank Letter of Guarantee to the MOE as security for the due and proper performance of rehabilitation works in relation to the mining and metallurgical facilities of the Kassandra Mines project and the removal, cleaning, and rehabilitation of the old, disturbed areas from the historical mining activity in the wider area of the project. Additionally, a Bank Letter of Guarantee to the MOE, in the amount of €7.5 million, was provided as security for the due and proper environmental performance of the KTMF.
The development of the Skouries Project is being carried out in line with the principles of sustainable development with a design that will mitigate impacts to the environment. Hellas Gold runs an extensive regional monitoring program covering air, water, noise, and vibration. This program will continue through the LOM and post closure.
In the Investment Agreement and in accordance with the terms of its regulatory approvals, Hellas Gold has made a commitment to hire most of the workforce locally. Hellas Gold has also committed to ensure the smooth integration of the Skouries Project into the socio-economic environment of the local area, by adopting a policy of filling job positions on a preferential basis from the local population.
A stakeholder engagement plan has been developed by Hellas Gold and the management of Eldorado Gold with the aim of providing a structure for communication and consultation with all identified stakeholders that could affect the Skouries Project and that are affected by it, taking into consideration Greek, European and international law and best practices.
Capital and Operating Costs
The total Skouries Project capital cost in the Skouries Technical Report includes an estimate, as of the date of the Skouries Technical Report, of the remaining cost to complete the Skouries Project construction until commercial production is achieved and subsequent sustaining capital costs are spread out over the remaining 20 years of the mine life. On February 22, 2024 and February 5, 2025, the Company provided updates on construction progress, schedule and capital costs at the Skouries Project. A very tight construction labour market in Greece has impacted the pace of the workforce ramp-up. As a result, the Company has updated the schedule and as a result the capital cost estimate for Skouries. First production at Skouries is now expected in the first quarter of 2026, followed by commercial production expected in mid-2026. The revised Skouries Project capital cost is now estimated at approximately $1.06 billion. In addition, the Company expects to complete additional pre-commercial production mining and has accelerated the purchase of higher capacity mobile mining equipment (originally expected to be purchased post-commercial production as a part of the contract mining fleet), resulting in $154 million of accelerated operational capital prior to commercial production.
The revised schedule and cost estimates remain sensitive to a successful workforce ramp up, with a target of maintaining approximately 1,300 workers on site through the peak of construction activities. The workforce risk will remain after ramping up to the required number of personnel, as the Company continues integrating and managing diverse skill sets (concrete, mechanical, electrical and control systems) needed to support the unfolding work fronts.
Minerals to be mined, mining methods and mine life are unchanged. Mineral Reserve and Mineral Resource estimates previously disclosed by the Company also remain unchanged. The Skouries Project remains fully funded.
Capital costs from the Skouries Technical Report, as well as updates to certain estimates as announced on February 22, 2024 and February 5, 2025, are summarized in Table 4-4 and Table 4-5 below. Sunk costs to the end of 2021 are not included in the capital cost estimate.

Table 4-4: Capital Cost Summary, Project Capital

Item	Cost (US$ M)
Original Project Capital Estimate (Skouries Technical Report)	845(3)
Revised Estimate (announced February 22, 2024)	920

Cost Variance (announced February 5, 2025)
Indirect Costs	86
Materials	36
Other	21
Total Variance	143

Current Project Capital Estimate (announced February 5, 2025)	1,063 (1) (2)
Notes:
(1)This amount does not include the additional $154 million that was announced by the Company in February 2025 for the accelerated purchase of mobile mining equipment. That equipment was originally expected to be purchased post-commercial production by the mining contractor as part of the contract mining fleet. This decision will result in lower life-of-mine open pit mining costs.
(2)The numbers may not compute exactly due to rounding.
(3)    As disclosed in the Skouries Technical Report, this estimate is considered Class 3 AACE (as defined in Footnote 1 to Table 4-5 below) with an accuracy of -15%/ +20%.
Table 4-5: Capital Cost Summary, Post Commercial Production

Area	Cost (US$ M)
Development capital (Phase 2 underground) (1)	172

Sustaining capital
Underground	569
Open pit	21
Process and infrastructure	190
IEWMF and water management	81
Sub-total sustaining capital	861
Ramp up period (costs net of production)	-19
Addback spares	5
Total sustaining capital	847 (2)

(1)The accuracies of the cost estimates are consistent with the standards outlined by the Association for the Advancement of Cost Engineering (“AACE”). The cost estimate is a feasibility-level estimate categorized as AACE Class 3. Direct costs were developed from a combination of budget quotes, material take-offs, existing contracts, project-specific references, and historical benchmarks. Indirect and owners’ costs were estimated using a combination of existing commitments, calculated project requirements, and historical benchmarks. Contingency was applied to each cost item in the estimate, based on the level of engineering definition and reliability of its unit rates.
(2)The numbers may not compute exactly due to rounding.
The operating cost estimate provides the LOM operating costs associated with mining, the process plant, tailings filtration plant, backfill plant, WTP, water systems, and general and administrative facilities. The operating cost includes all on-site costs from mining through to the production of copper concentrate, including tailings filtration, tailings compaction and paste production.
The operating cost estimate has been developed on a year-by-year basis in accordance with Eldorado’s envisaged operations and mine plan. The estimated total costs by cost centre and cost category are presented in Table 4-6.
A €/US$ exchange rate of 1.20 was used for the preparation of the operating costs. The cost per tonne averages for the open pit and underground mining are calculated based on the tonnages mined for the production years of those phases. The non-mining cost centre expenditures are averaged based on the process plant ore throughput for the production years. The operating cost excludes costs associated with pre-production years.

Table 4-6: Operating Costs

Cost Centre	Production years total cost (US$ M)	Production years cost per tonne of production ore (US$/t)
Open pit mining	245	4.24
Underground mining	1,681	19.32
Process plant	1,247	8.54
Tailings filtration plant	314	2.15
Backfill plant	28	0.19
Water system	20	0.14
G&A	409	2.80
Subtotal mining	1,925	13.18
Subtotal non-mining	2,018	13.81
Total	3,944	26.99
The economic analysis is based on the Mineral Reserves production schedule, mill feed, metal recoveries and the capital and operating costs. The Skouries Project case metal prices used in the economic model are US$1,500/oz Au and US$3.85/lb Cu. The economic model was also evaluated at the respective Mineral Reserve gold and copper prices of US$1,300/oz and US$2.75/lb. The model makes use of a first principles build-up in Euros, with values then converted to US$. All reporting is in US$.
The after-tax cash flow analysis shows that the Skouries Project provides a robust return on the remaining capital to complete the Skouries Project scope and bring the Skouries Project into commercial production. An internal rate of return (IRR) of 19% on an after-tax basis is achieved with the project case metal prices of US$1,500/oz Au and US$3.85/lb Cu. Using those metal prices, the net present value (NPV) of the Skouries Project is estimated to be US$1,273 million using a discount rate of 5%, with a payback of the remaining capital expenditure achieved in 3.7 years from the start of commercial production.
The economic model was subjected to a sensitivity analysis to determine the effects of changing metal prices, operating costs and capital costs on the Skouries Project financial returns. The results of the sensitivity analysis are provided in Table 4-7 to Table 4-10.
A test of economic extraction for the Skouries Mineral Reserves is demonstrated by means of a sensitivity analysis (see below). At the Mineral Reserve metal prices of US$1,300/oz Au and US$2.75/lb Cu the Skouries Project shows positive economics. The after-tax IRR is 9.8% and the NPV is estimated to be US$354 million using a 5% discount rate, with a calculated payback period of 8.1 years from the start of commercial production. Corporate income tax rates in Greece are 22% of net earnings. Income from operations can be offset by operating costs and by depreciation of capitalized items according to a schedule of depreciation based on the type of asset.
The sensitivity analysis shows that the Skouries Project is most sensitive to metal prices, followed by operating costs and then capital costs. The copper concentrate grade is the least sensitive. The sensitivity ranges show that the Skouries Project is also robust when evaluated using lower metal price assumptions, or higher operating and capital costs. Positive cash flows and positive NPV are maintained at metal prices of US$1,125/oz Au and US$2.89/lb Cu (except for when the NPV is discounted at 8%), operating and capital cost increased by 25% individually, or concentrate grade reduced by 25%.

Table 4-7: Metal Price Sensitivity Analysis

		Sensitivity Ranges
Parameters	Units	Reserve case	-25%	-12.5%	Project case	+12.5%	+25%
Gold price	US$/oz	1,300.00	1,125.00	1,312.50	1,500.00	1,687.50	1,875.00
Copper price	US$/lb	2.75	2.89	3.37	3.85	4.33	4.81
Results (after tax)
NPV 0%	US$M	1,104	834	1,818	2,726	3,596	4,451
NPV 5%	US$M	354	195	755	1,273	1,772	2,261
NPV 8%	US$M	105	-16	401	788	1,161	1,526
IRR%	%	9.8	7.7%	14.1%	19.0%	23.4%	27.3%
Payback period	years	8.1	8.8	5.3	3.7	3.1	2.7
Taxation	US$M	253	209	417	667	913	1,154
Royalties	US$M	87	79	120	193	308	444

Table 4-8: Capital Cost Sensitivity Analysis

		Sensitivity Ranges
Parameters	Units	-25%	-12.5%	Project case	+12.5%	+25%
LOM capital costs	US$M	1,397	1,630	1,863	2,096	2,329
Results (after tax)
NPV 0%	US$M	3,100	2,913	2,726	2,538	2,349
NPV 5%	US$M	1,578	1,426	1,273	1,121	968
NPV 8%	US$M	1,064	926	788	651	512
IRR	%	26.4	22.3	19.0%	16.3	14.1

Table 4-9: Operating Cost Sensitivity Analysis

		Sensitivity Ranges
Parameters	Units	-25%	-12.5%	Project case	+12.5%	+25%
LOM operating costs	US$/t ore	20.24	23.62	26.99	30.36	33.74
Results (after tax)
NPV 0%	US$M	3,495	3,110	2,726	2,338	1,950
NPV 5%	US$M	1,696	1,484	1,273	1,061	849
NPV 8%	US$M	1,097	943	788	634	478
IRR	%	22.4	20.8	19.0	17.2	15.3

Table 4-10: Concentrate Grade Sensitivity Analysis

		Sensitivity Ranges
Parameters	Units	-25%	-12.5%	Project case	+12.5%	+25%
LOM operating costs	%Cu	19.5	22.75%	26%	29.25%	32.5%
Results (after tax)
NPV 0%	US$M	2,601	2,672	2,726	2,767	2,800
NPV 5%	US$M	1,203	1,243	1,273	1,297	1,315
NPV 8%	US$M	736	766	788	806	820
IRR	%	18.4	18.8	19.0	19.2	19.4
Note: Sensitivity plots for the metal price and the sensitivity to capital expenditure (capex), opex, and copper concentrate grade varied by ±25% are provided in Figure 4.1 to Figure 4.3.

Figure 4.1: Sensitivity Plot for Metal Price Analysis

Figure 4.2: NPV Sensitivity Plot for Capital Costs, Operating Costs, and Copper Concentrate Grade

Figure 4.3: IRR Sensitivity Plot for Capital Costs, Operating Costs, and Copper Concentrate Grade
Lamaque Complex
The Company is referring to specific assets within the Eldorado Québec portfolio as the Lamaque Complex. The Lamaque Complex (as previously defined), includes the Triangle Mine (Upper and Lower), the Ormaque Deposit, the Parallel Deposit, the Plug No. 4 Deposit, the Sigma mill, the Sigma tailings storage facilities (Sigma TSF), the historic Lamaque tailings storage facilities, surface and underground infrastructure from the historic Sigma mine, and underground infrastructure from the historic Lamaque mine.
Technical Report
The information that follows relating to the scientific and technical information regarding the Lamaque Complex in this AIF is based on, derived substantially from, and in some instances, is a direct extract from the amended technical report titled “Technical Report for the Lamaque Complex, Québec, Canada” with an effective date of December 31, 2024 (the “Amended Lamaque Complex Technical Report”), other than technical information disclosed since the effective date of the Amended Lamaque Complex Technical Report. The Amended Lamaque Complex Technical Report was prepared by Eldorado Gold including Eldorado employees Jacques Simoneau, P. Geo., Peter Lind, Eng., P. Eng., Jessy Thelland, P. Geo, Philippe Groleau, Eng., Mehdi Bouanani, Eng., and Vu Tran, Eng., all of whom are “Qualified Persons” under NI 43-101.
The information below is based on assumptions, qualifications and procedures that are set out only in the Amended Lamaque Complex Technical Report and reference should be made to the full text of the Amended Lamaque Complex Technical Report which is available under Eldorado Gold’s profile on SEDAR+ and EDGAR.
Project Description, Location and Access
The Lamaque Complex is situated near the city of Val-d’Or in the province of Québec, Canada, approximately 550 km northwest of Montreal. The coordinates for the approximate center of the host of the Mineral Reserves, the Triangle deposit, are latitude 48°4’38” N and longitude 77°44’4” W. The properties that form the Lamaque Complex represent the amalgamation of three separate but contiguous properties: Lamaque South, Sigma-Lamaque, and Aumaque, previously registered to lntegra Gold and Or lntegra. The Sigma mill is accessed via the Provincial Highway 117, 1.4 km east of Val-d’Or. The Triangle mine site is accessed from the south of Val-d’Or, 3.7 km east along a private gravel service road, Voie de Service Goldex-Manitou.
The Government of Québec recognizes 13 types of land registration for mining and exploration. The Lamaque Complex consists of 76 map designated claims (Exploration Claims (CDC), 1,452 ha), 10 mining concessions (Mining Concessions (CM), 2,325 ha) and one mining lease (Mining Lease (BM), 76 ha), all of which are in good standing at the time of this report. Pursuant to a number of amalgamations and changes of name, all the claims, mining concessions, and the mining leases forming the Lamaque Complex, have been registered in the name of Eldorado Gold (Québec) Inc.
The corporate tax rate in Québec is 26.5%. The Québec Mining Tax is applied based on a sliding scale according to profit margin with rates of 16% / 22% / 28%.
Table 5-1 summarizes the royalties applicable to certain claims and mining concessions within the wider Lamaque Complex.
Table 5-1: Summary of Royalties, Lamaque Complex

Property	Owner	Royalty Type	%	NSR Company	Buyback Clause, and Amount	Comment
Sigma-Lamaque	Eldorado Gold (Québec) Inc.	None
Aumaque	Eldorado Gold (Québec) Inc.	None
Lamaque	Eldorado Gold (Québec) Inc.	NSR	1%	Osisko Royalties (0.85%), Osisko financial partners (0.15%)		Osisko acquired NSR royalty from Teck in 2015. Eldorado purchased 1% from Osisko in 2019, as per its agreement
Roc d'Or West
Roc d'Or East
Roc d'Or East Extension (CL 3691171)	Eldorado Gold (Québec) Inc.	NSR	2%	Sandstorm	1%, $1M	Triangle Claim. Sandstorm acquired NSR royalty from Alexandria in 2015. Buyback was exercised in 2020
Bourlamaque	Eldorado Gold (Québec) Inc.	None
Donald	Eldorado Gold (Québec) Inc.	GMR	3%	Globex	1%, $750 K
McGregor	Eldorado Gold (Québec) Inc.	NSR	2%	Jean Robert (0.6%) Les Explorations Carat (0.6%) Albert Audet (0.8%)	1%, $500 K
In December 2010, Integra acquired an option to earn a 100% interest in the historic Bourlamaque Property (2 claims; 16 hectares) in Bourlamaque Township, adjacent to the Lamaque Complex. In addition to fulfilling the terms of the agreement, Integra also purchased the entire NSR royalty for CAD$5,000 on April 30, 2013. Therefore, there is no outstanding royalty on the Bourlamaque Property. Please note the Bourlamaque Property is separate from the Bourlamaque Block purchased from QMX Gold Corporation.
There are no other royalties, back-in rights, payments, agreements or encumbrances to which the Lamaque Complex is subject. There are no known significant factors or risks that might affect access or title, or the right or ability to perform work on, the Lamaque Complex, including permitting and environmental liabilities to which the project is subject.
History
Val-d’Or has been a highly active mining area for a century, with significant mineral deposits found throughout the region. Gold has been produced from the historic Sigma and Lamaque Complex mines starting in the early 1930s.
Exploration of the Lamaque Complex prior to Eldorado’s acquisition in 2017 was conducted by numerous operators focusing on different portions of the project area. The most significant exploration campaigns during the 1988 to 2017 period are summarized in the following subsections.

1988 through 1990: Teck Cominco Limited (now Teck Resources Limited) / Tundra
Teck entered into joint venture agreements with Golden Pond Resources Ltd. and Tundra Gold Mines Inc. in 1985. Teck was the operator for both the Golden Pond and Tundra JV programs. In 1988, Tundra signed an agreement with Teck to acquire a 100% interest in all of Teck’s assets at Lamaque. The assets to be acquired included the Lamaque main mine property; all surface structures, including the mill; surface and underground equipment; and Teck’s interest in the Tundra, Golden Pond and Roc d’Or Mines agreements. Tundra was also required to complete an exploration program and sink an exploration shaft to 304.8 m on the No.4 Plug. Preliminary work was initiated to meet the obligations of the agreement, but a downturn in the industry made funding difficult and the 1988 option was never exercised. Teck was left with a 100% interest in the main mine and mill area and eventually optioned and sold those interests to Placer Dome Inc. Subsequently, Tundra’s and Golden Pond’s interest in the Tundra and Golden Pond JV properties was diluted to 50% due to non-payment of their respective portions of lease rentals, assessment filings, and taxes.
2003 through 2017: Integra Gold Corp. (Integra) – Kalahari
Between 2003 and 2014, exploration work was completed on the Lamaque South property, mainly via drilling campaigns. Over 156,248 m of drilling was completed, mainly on various geophysical targets and the following zones: Fortune, Parallel, Triangle, South Triangle, No.6 Vein, No.4 Plug, No.5 Plug, Sigma Vein Extension, Mylamaque and Sixteen Zone.
In 2014, Integra completed the acquisition of the neighbouring Sigma-Lamaque mill and mine complex from Century Mining (Sigma-Lamaque property) and amalgamated it with the Lamaque South property to form the Lamaque Complex. From 2015 to 2016, Integra drilled 490 diamond drill holes, totaling 218,582 m on the Lamaque Complex (Sigma-Lamaque, Aumaque, Donald, McGregor, and Lamaque South properties). Between January 1 and April 10, 2017, Integra completed an additional 120 holes for 27,015 m on the Lamaque Complex (Triangle, No. 4 Plug, and Lamaque Deep).
Historical production from the Sigma and Lamaque Mines from 1935 to 2012 totalled nearly 10 million ounces, as summarized in Table 5-2.
Table 5-2: Historical Production, Sigma and Lamaque Mines

Operator	Operating Period	Production tonnes	Au Grade (g/t)	Au produced (oz)
Lamaque Gold	1935 - 1985	24,151,963	5.9	4,554,167
Sigma Mines*	1937 - 1997	23,898,243	5.8	4,456,420
McWatters	1997 - 2003	3,724,000	2.2	263,405
Century Mining	2004 - 2012	4,138,981	1.7	224,888
Total		55,913,187	5.3	9,498,880
Eldorado acquired the Lamaque Complex through the purchase of lntegra Gold Corp in 2017. Eldorado achieved commercial production on March 31, 2019, from ore mined at the Upper Triangle deposit and processed at the refurbished Sigma mill.
Geological Setting, Mineralization and Deposit Types
The Lamaque Complex is located in the Val-d’Or district of the eastern Abitibi Greenstone Belt within the Superior Province of the Canadian Shield. Known deposits and mineral occurrences in the project area, including the Triangle deposit, are sulfide-poor quartz veins or quartz-tourmaline-carbonate veins typical of many of the orogenic gold deposits in the region. Host rocks consist of volcanic flows and volcaniclastic rocks of the Val-d’Or Formation, intruded by a variety of intermediate to mafic intrusions in various forms including plugs, dykes and sills. Mineralized veins occur dominantly as shear veins within faults and shear zones cutting these units, and to a lesser degree as secondary splays and extension veins. These veins are preferentially localized within the mafic intrusions and in the host volcanic sequence proximal to the intrusions, which provide a competent host for the emplacement of gold-bearing quartz- tourmaline veins.
Current gold resources at the Lamaque Complex are defined in the Triangle, Plug No. 4, Parallel and Ormaque deposits, with most resources occurring in the Triangle and Ormaque deposits. The Triangle deposit is localized within and peripheral to a feldspar porphyritic diorite intrusion referred to as the Triangle Plug. Gold mineralization in the Triangle deposit occurs in shear-hosted quartz-tourmaline-carbonate-pyrite veins cutting the Triangle Plug and extending into the surrounding mafic lapilli-blocks tuffs. The thickest and most continuous veins are localized within east-west striking ductile-brittle reverse shear zones dipping 50-70° south. Veins also occur as extensional shear vein splays dipping 20-45° south as well as subhorizontal extension veins. Gold occurs within the veins as well as in the silica-sericite-carbonate-pyrite alteration selvages flanking the veins.
The Ormaque deposit occurs mainly within the C-porphyry diorite, also the principal host to the Sigma deposit, along its contact with andesitic volcaniclastic rocks of the Val-d’Or Formation. High gold grades are associated with quartz-carbonate-tourmaline veins, both within the veins themselves and in tourmaline-flooded wall rocks. Coarse visible gold is common. The mineralized veins are extensional veins to hybrid extensional shear veins typically dipping 10° to 25° WSW. Both are spatially associated with steeply NNW-dipping ductile-brittle fault zones. This vein-fault geometry is similar to that present at the historical Mine #2, located between the Ormaque deposit and the Sigma Mine.
The Plug No. 4 deposit, located 550 m north of the Triangle deposit contains mineralized veins restricted to a subvertical fine to medium-grained cylinder-shaped gabbro intrusion measuring roughly 100 to 150 m in diameter. East-west striking reverse shear zones dipping between 45° and 75° to the south cut the intrusion and host gold-bearing quartz- tourmaline-carbonate-pyrite veins. Mineralized extensional shear veins dipping 35-45° south are associated with these but have limited lateral continuity. Sub-horizontal extensional veins occur in vein arrays or clusters that extend for tens of metres down the central core of the gabbro intrusion. The thickness of individual veins can vary from 1 mm to 1.25 m, with most around 5-10 cm. These vein clusters can carry significant gold concentrations, but grades are erratic.
Mineralized zones at the Parallel deposit occur as sub-horizontal extension veins at shallow depths (70-200 m) and as shear veins dipping approximately 30-45° south at deeper levels. The mineralized veins consist of quartz and carbonate with lesser amounts of tourmaline, chlorite and sericite, hosted within fine- to medium-grained porphyritic diorite. The sub-horizontal extension veins are laterally extensive (up to 300 m), occur in en echelon patterns and exhibit pinch and swell characteristics. In general, they occur in stacked sets 10-25 m thick each containing up to 7 or 8 individual veins. Shear veins occur as up to four parallel veins within a 75 m wide corridor. Individual shear veins typically range in width from 15 cm to 1.5 m, but can be up to 2.6 m thick locally.
Gold mineralization is also documented in numerous zones which are peripheral to the four above deposits. These show similar styles of vein control and host rock characteristics as the three deposits discussed. The principal zones currently defined at the project include: Fortune Zone; No. 5 Plug (including No. 35 Vein); No. 3 Mine (including No. 1 and 2 Veins); South Triangle Zone; Mylamaque Zone; No. 4 Vein; No. 6 Vein; Sixteen Zone; and Sigma East Zone. In addition, both the Sigma mine and Lamaque mine contain significant zones of residual mineralization not exploited during the historical mining of these deposits.
Exploration
Exploration in the Val-d’Or area has been ongoing for nearly a century. Since the acquisition of lntegra Gold Corp. by Eldorado in 2017, significant exploration activities have occurred at Triangle as well as several other targets including Plug No. 4, Parallel, Aumaque, South Gabbro, Lamaque Deep, Vein No. 6, P5 Gap, Sigma East Extension, Sector Nord, among others. In January 2020, Eldorado announced the discovery of the Ormaque deposit. Eldorado continues to explore the Lamaque Complex property extensively.
Extensive exploration activities began in 2017, shortly after Eldorado purchased the Lamaque Complex through the acquisition of Integra. During this period, in addition to extensive drilling at Triangle, exploration drilling programs were conducted at the Plug No 4 and Parallel deposits, as well as the Aumaque, South Gabbro, Lamaque Deep, Vein No.6, P5 Gap, Sigma East Extension, Ormaque, Sector Nord and other targets. Underground development at the Triangle mine has provided platforms for resource conversion and exploration drilling programs.
Due to the limited bedrock exposure over most of the project area, exploration targeting relies heavily on geophysical surveying combined with analysis of historical mining and exploration data. In 2017, a high-resolution AeroVision survey was completed on the Lamaque Complex by contractor Abitibi Geophysics, covering most of the claim blocks. Only the portion covered by the town was not surveyed. A total of 650 line-km was surveyed on 50 m spaced lines oriented north to south, with tie lines every 1,000 m and with a clearance height of roughly 50 m. The survey allowed identification of several magnetic anomalies of moderate to strong amplitudes. A series of nine exploration targets were recommended by the contractor based on the interpretation of the survey data.

In January 2020, Eldorado announced the discovery of the Ormaque deposit, followed just over a year later by the announcement of its inaugural Inferred Mineral Resource estimate.
A geomechanical modelling study completed in 2021, focusing on the Triangle deposit area, defined multiple new exploration targets proximal to the mine for future drill testing. Also in 2021, a HeliFalcon airborne gravity gradiometer survey was conducted. The survey covered most of the Lamaque and Bourlamaque properties and was designed to help identify and map significant geological features and structures with the objective to refine the regional targeting efforts. Results of the gradiometer survey are being used in a camp-wide re-interpretation of the geology and structural features that are responsible for concentrating orogenic gold deposits, similar to the Sigma, Lamaque and Triangle Deposits.
Drilling
Drilling on the Triangle, Parallel, Plug No. 4, and Ormaque deposits amount to 6,631 completed drill holes totaling some 1,435,381 m. Much of the drilling has been completed since 2015, and in 2015 Eldorado took over the responsibilities for planning, core logging, interpretation and supervision and data validation of the diamond drill campaigns. Drilling was done by wireline method with NQ sized core (47.6 mm nominal core diameter) for exploration and conversion drilling and BQTK/BTW sized core for definition (grade control) drilling.
In 2024, drilling at the Lamaque Complex totalled 182,940 m, including 124,272 m of resource conversion drilling and 58,668 m of exploration drilling testing for resource expansion.
In the opinion of the QP, diamond drilling for core is the most appropriate method for the Lamaque Complex due to the depth and rock competency and has been employed on site for decades. The methodology and procedures followed by EGQ meet or exceed standards within the gold mining industry. The historical operators generally operated within standards known and expected at the time. The geological database is reliable based on the extensive drilling programs. Drilling data is considered representative of the deposits and sufficient to support Mineral Resource and Mineral Reserve estimation in respect of the Lamaque Complex.
Sampling, Analysis and Data Verification
Geology and geotechnical data are collected from the core before sampling. All vein and shear zone occurrences are sampled with additional “bracket sampling” into unmineralized host rock on both sides of the veins or shear zones. Typically, about 50% of a hole is sampled. The core is cut at Eldorado’s core facility in Val-d’Or, Québec. For security and quality control, diamond drill core samples are catalogued on sample shipment memos, which are completed at the time the samples are being packed for shipment. Standards, duplicates, and blanks are inserted into the sample stream by Eldorado staff.
Sample preparation procedures include an initial crush to 10 mesh followed by a riffle split of a 250 g subsample, which is pulverized to 85% passing 200 mesh. This subsample is sent for assay where a 30 g subsample is taken and fire-assayed with an AAS finish. Any values greater than or equal to 5 g/t Au were re-assayed by fire assay using a gravimetric finish. The sample batches contained QA/QC samples comprising SRMs, duplicates and blanks. It is the QP’s opinion that the QA/QC results demonstrate that the Lamaque Complex database for assays is sufficiently accurate and precise for resource estimation.
The QP concluded that the data supporting the Lamaque Complex resource work is sufficiently free of error to be adequate for estimation. Eldorado has established a complete and thorough data verification protocol to ensure proper accuracy and validity of all data incorporated including, and not limited to, diamond drill hole deviation, assays, geological modeling, mine scheduling, and economical analysis.
Mineral Processing and Metallurgical Testing
The metallurgical responses of ores from Upper Triangle are well understood given three years of operating data and extensive metallurgical testwork that has been completed. Tests included chemical analyses, comminution testwork, gravity concentration tests, whole ore cyanidation tests, carbon gold loading tests, cyanide destruction tests, as well as thickening, rheology, and filtration testwork. High metallurgical recoveries (96 - 97%) are obtained with the Upper Triangle ores and require a fine grind size (40 µm P80), long retention time (>70 hours), and high pH.
Recent testwork programs have focused on samples from Lower Triangle (zones C6 through C10) and the Ormaque deposit. Testwork programs have been carried out by third-party commercial laboratories.
Compared to ore from Upper Triangle, the Lower Triangle samples are slightly harder with a Bond Ball Mill work index of 12.8 kWh/t to 13.5 kWh/t. Recoveries from Lower Triangle are slightly lower than Upper

Triangle, with an expected recovery of 95%. Samples tested from Ormaque indicate that the mineralized material is somewhat harder at 14.2 kWh/t and with metallurgical recoveries in line with Upper Triangle (96.5%) ores. A higher proportion of coarse gravity-recoverable gold was noted with the Ormaque samples.
A bulk sample of ore mined from the Ormaque deposit was processed in December 2024, which demonstrated metallurgical recoveries and throughput in line with expectations.
There are no identified processing factors or deleterious elements that could have a significant impact on potential economic extraction.
Mineral Resource and Mineral Reserves Estimates
The Mineral Resource estimate for the Triangle deposit used data from both surface and underground diamond drill holes. The resource estimates were made from 3D block models created by utilizing commercial geological modelling and mine planning software. The block model cell size is 5 m east by 5 m north by 5 m high. The Mineral Resources of the Triangle deposit were classified using logic consistent with the CIM Definition Standards referred to in NI 43-101. The mineralization of the project satisfies sufficient criteria to be classified into measured, indicated, and inferred mineral resource categories. Mineral Resources that are not Mineral Reserves have no demonstrated economic viability.
The Mineral Resources for the Triangle deposit, as of September 30, 2024, are shown in Table 5-3. The resources include 20 kt in surface stockpiles as of the end of September 2024. The Mineral Resources are reported within the constraining mineralized domain volumes that were created to control resource reporting and are based on a 3.0 g/t gold cut-off grade.
Table 5-3: Triangle Mineral Resources, as of September 30, 2024

Deposit Name	Categories	Tonnes (x 1,000)	Grade Au (g/t)	Contained Au (oz x 1,000)
Upper Triangle	Measured	2,268	6.53	476
	Indicated	2,977	6.47	619
	Measured and Indicated	5,245	6.49	1,095
	Inferred	1,166	6.46	242
Lower Triangle	Indicated	459	7.59	112
	Inferred	6,342	6.52	1,332
The Mineral Resource estimate for the Parallel deposit used data from surface diamond drill holes. The resource estimates were made from 3D block models created by utilizing commercial geological modelling and mine planning software. The block model cell size is 5 m east by 5 m north by 5 m high. The block model was not rotated.
The Mineral Resources of the Parallel deposit were classified using logic consistent with the CIM Definition Standards for Mineral Resources and Mineral Reserves referred to in NI 43-101. The mineralization of the project satisfies sufficient criteria to be classified into Indicated and Inferred Mineral Resource categories. Mineral Resources that are not Mineral Reserves have no demonstrated economic viability.
The Mineral Resources for the Parallel deposit, as of September 30, 2024, are shown in Table 5-4. The mineral resources are reported within the constraining domain volumes that were created to control resource reporting and at a 3.5 g/t gold cut-off grade.
Table 5-4: Parallel Mineral Resources, as of September 30, 2024

Deposit Name	Categories	Tonnes (x 1,000)	Grade Au (g/t)	Contained Au (oz x 1,000)
Parallel	Indicated	221	9.87	70
Parallel	Inferred	200	8.83	57
Due to its similarity with the Triangle deposit, the same classification approach is used in the Parallel deposit, where the average distance of the samples to a block center interpolated by samples from at least two drill holes, up to 30 m was classified as indicated mineral resources. All remaining model blocks containing a gold grade estimate were assigned as inferred mineral resources.

The Mineral Resource estimate for the Plug #4 Zone used data from surface diamond drill holes. The resource estimates were made from 3D block models created by utilizing commercial geological modelling and mine planning software. The block model cell size is 5 m east by 5 m north by 5 m high. The block model was not rotated.
The Mineral Resources of the Plug #4 Zone were classified using logic consistent with the CIM Definition Standards referred to in NI 43-101. The mineralization of the project satisfies sufficient criteria to be classified into Indicated and Inferred Mineral Resource categories. Mineral Resources that are not Mineral Reserves have no demonstrated economic viability.
The Mineral Resources for the Plug #4 Zone, as of September 30, 2024, are shown in Table 5-5. The Mineral Resources are reported within the constraining domain volumes that were created to control resource reporting and at a 3.5 g/t gold cut-off grade.
Table 5-5: Plug #4 Zone Mineral Resources, as of September 30, 2024

Deposit Name	Categories	Tonnes (x 1,000)	Grade Au (g/t)	Contained Au (oz x 1,000)
Plug #4 Zone	Indicated	709	6.39	146
Plug #4 Zone	Inferred	480	6.67	103
Due to its similarity with the Triangle deposit, the same classification approach is used in the Ormaque deposit. The average distance of the samples to a block center interpolated by samples from at least two drill holes, up to 30 m was classified as Indicated Mineral Resources. All remaining model blocks containing a gold grade estimate were assigned as Inferred Mineral Resources.
The Mineral Resource estimate for the Ormaque deposit used data from surface diamond drill holes. The resource estimates were made from 3D block models created by utilizing commercial geological modelling and mine planning software. The block model for Ormaque has a fixed horizontal length of 5 m and a varying length in the Z axis between 0 and 5 m.
The Mineral Resources of the Ormaque deposit were classified using logic consistent with the CIM Definition Standards for Mineral Resources and Mineral Reserves referred to in NI 43-101. The density of drill hole data and the continuity of mineralization at Ormaque only support an inferred classification for all resources. Mineral Resources that are not Mineral Reserves have no demonstrated economic viability.
The Mineral Resources for the Ormaque deposit, as of September 30, 2024, are shown in Table 5-6. The mineral resources are reported within the constraining volumes that were created to control resource reporting at a 3.5 g/t gold cut-off grade.
Table 5-6: Ormaque Mineral Resources, as of September 30, 2024

Deposit Name	Categories	Tonnes (x 1,000)	Grade Au (g/t)	Contained Au (oz x 1,000)
Ormaque	Measured	3	7.76	1
	Indicated	1,414	16.44	747
	Measured & Indicated	1,417	16.42	748
	Inferred	1,750	14.87	837
The Mineral Reserve estimate is based on Measured and Indicated Mineral Resources for the Upper Triangle and Parallel deposits, upon which the mining plan and economical study have demonstrated economical extraction. Mineral Reserves are reported using a gold price of US$ 1,400 per ounce and an exchange rate of 1.30 CA$/1.00 US$. A cut-off grade of 5.06 g/t after dilution was applied at stope scale for discrimination of material to be retained in reserves and all stopes falling below cut-off were taken out of the mine plan. Isolated stopes with grade barely above cut-off were taken out of the reserves if their extraction could not support the cost of development. From a marginal cut-off grade perspective that considers sunk cost, mandatory development in mineralized ore was included in the reserves if it graded at least 1.0 g/t.
Areas of uncertainty that may materially impact the Mineral Reserve estimates include and are not restricted to:
•Gold market price and exchange rate.
•Cost assumptions, particularly cost escalation.
•Geological complexity and continuity.

•Dilution and recovery factors.
•Geotechnical assumptions concerning rock mass stability.
Orebody wireframes were produced on LeapFrog Geo software and an interpolated block model was produced by MineSight (MinePlan) software. Using Deswik Stope Optimizer Module, stope shapes were created using the following constraints and modifying factors:
•Only material falling in the Measured and Indicated Mineral Resources was retained for inclusion in Mineral Reserves.
•Mining Method considered a vertical height of 25 m, Minimal dip 45° and stope width between 3 m and 10 m for Longitudinal Retreating Long Hole method with stope lengths up to 25 m. For Transverse Primary/ Secondary Long Hole method, a minimal dip of 45 ° and stope width greater than 10 m was considered with stope lengths of 15 m.
•External dilution of 25%.
•Ore development incorporated internal, planned dilution, and considered 100% mining recovery with no-over break.
•Development material grading at least 1.0 g/t was included if the development is mandatory.
•Mining recovery of 95% and metallurgical recovery of 97%.
The Mineral Reserve estimate as prepared by Eldorado Québec is summarized in Table 5-7 and has an effective date of September 30, 2024. All Mineral Reserves are classified using the CIM Definition Standards for Mineral Resources and Reserves (May 10, 2014) that are incorporated by reference into NI 43-101.
Table 5-7: Lamaque Complex Mineral Reserves as of September 30, 2024

Reserve	Proven			Probable			Total P&P
Deposit	Tonnes (x 1,000)	Grade Au (g/t)	Contained Au (oz x 1,000)	Tonnes (x 1,000)	Grade Au (g/t)	Contained Au (oz x 1,000)	Tonnes (x 1,000)	Grade Au (g/t)	Contained Au (oz x 1,000)%
Triangle, Parallel	1,357	5.70	249	1,956	6.50	409	3,313	6.19	658	51.5
Ormaque	3	7.76	1	2,661	7.22	618	2,664	7.22	619	48.5
Total	1,360	5.72	250	4,617	6.92	1,027	5,977	6.65	1,277	100%
Note: Tonnes and grade are diluted and considering mining recovery. All splay veins are regrouped in their related main zone.
Mineral Resource and Mineral Reserve estimates for Lamaque may be affected by technical and other relevant factors which are more specifically described in the section of this AIF titled "Risk Factors in Our Business".
Mining Operations
The primary mining method that is currently used at Lamaque is mechanized longhole stoping. The existing mobile equipment fleet of conventional equipment, mine infrastructure, and services, as well as workforce skill sets are based on longhole, and this method will continue to be used. Ore is transferred to the surface using 45-tonne rated underground haulage trucks in the newly developed Sigma Ramp to the surface ore pad near the Sigma mill facility. The current longhole stoping mining method will be maintained in the proposed mining of the Lower Triangle deposit.
DAF mining methods will be employed at Ormaque due to the shallowly-dipping orientation of the mineralized zones, allowing for near-complete recovery of mineralization and providing better selectivity while allowing low grade material to be left in the stopes. New low-profile mining equipment will likely be required to reduce mining heights to 3.0 m and reduce external dilution. A successful bulk sample was mined and processed from Ormaque in December 2024 using the DAF method.
The mine operation is currently using cemented rockfill and unconsolidated rockfill as backfill. In the proposed Lower Triangle and Ormaque mine plans, the addition of a paste fill plant is under evaluation to provide cemented paste fill. Mineralized material will continue to be transferred to the surface using underground haulage trucks. The newly developed Sigma-Triangle decline to the surface ore pad near the Sigma mill facility is a recent improvement for material handling to the mill. Where practical, waste rock will remain underground for use as backfill.
Processing and Recovery Methods
In 2025, Lamaque is expected to mine and process approximately 950,000 to 1,000,000 tonnes of ore.

The Sigma mill operates a conventional process including:
•Primary jaw crusher and secondary cone crusher;
•Grinding circuit consisting of a 9’ x 12’ rod mill and two 12’ x 14’ ball mills;
•Gravity concentration;
•Leach circuit (7 tanks);
•Carbon-in-pulp (CIP) circuit (7 tanks);
•Elution, carbon regeneration, and areas.
Metallurgical recoveries through the Sigma mill are consistently above 96%. Expected recoveries for Upper Triangle ores are 97%. For Lower Triangle materials, expected recoveries are slightly lower at 95% and for Ormaque expected recoveries are 96.5%. Recoveries have been slightly higher during the summer period due to the positive benefit of higher leach temperatures.
Infrastructure, Permitting, and Compliance Activities
The Triangle mine site consists of the following buildings built as part of the current mine surface infrastructure:
•A two-story building housing administration, technical services and operations offices. It also includes a dry facility for 400 people.
•A garage with six working bays, a warehouse, a compressor room and offices to serve maintenance and procurement teams.
•A set of buildings next to the main ventilation raise for main fans, heating system and compressor room.
•A complete diamond drill core logging facility.
•A cement slurry plant and a dry cement silo connected to the underground via piping.
•Prefabricated modules housing offices and dry facilities for the site contractors.
•Several fabric buildings to serve as cold storage.
•Surface fuel station connected to underground delivery piping.
The Lamaque Complex contains one operational and two inactive tailings facilities. Slurried tailings are currently being deposited at the tailings facility located adjacent to the Sigma mill, designated as the Sigma TMF. A second, inactive TMF is located at the Aurbel site, designated as the Aurbel TMF. The third inactive tailings facility is located within the operational area of Lamaque, designated as the Lamaque TMF. No tailings are currently being deposited at the Aurbel TMF or Lamaque TMF.
In 2021, Eldorado established an ITRB to provide technical guidance on design and operational practices at its tailings facilities. Independent reviews of all tailings facilities are completed on a regular basis.
Since 2020, in addition to the usual daily and monthly inspections, instrumentation with telemetry, including piezometers, inclinometers and tensiometer has been installed across the Sigma tailings facility, to help to monitor the behaviour of the dykes. The ITRB advises on the design, the construction and the operating process of the TMF to ensure that reflects industry best practices.
The Lamaque Complex includes significant fixed infrastructure in place at the Triangle deposit and the Sigma mill. This includes an underground ramp system currently extending to 775 m depth, with approximate dimensions of 5.1 m x 5.5 m that provides access to the ore zones on 18 m vertical intervals in the upper mine and 25 m vertical intervals in centers of production below 275 m level. A ventilation system with two 1500 hp surface fans and multiple 3.4 m – 7.3 m diameter raise connections to levels in the mine which provide sufficient air for underground operations. The airflow is heated with natural gas burners in winter months. A cement slurry mixing and distribution system is for use in the backfilling of stopes with cemented rockfill. A series of surface buildings including the mine site offices, mine dry, workshop, warehouse, contractor offices, laydown yards, diesel storage, explosives magazine and stockpile pads for ore and waste are available and capable of supporting the current operations at the Triangle site.
The ore from the Triangle site is processed at the Sigma mill. This infrastructure was largely in place at the Sigma mill and used by past operators. Future planned infrastructure includes continuation of the main ramp to develop the Upper Triangle resources and potential ore zones of the Lower Triangle deposit. An upgraded cyanide destruction circuit is in place. Investigations are underway to feed this slurry to a proposed new paste tailings plant for use in underground backfill systems.
The Lamaque Complex operations include a diverse fleet of owner operated underground mining equipment including underground haulage trucks ranging from 30-tonne to 45-tonne underground loaders ranging in size from 3.1 to 7.6 m3, development jumbos, production drills, mechanized bolters, and support equipment such as scissor lifts, personnel carriers, backhoes, boomtrucks, explosive loaders and others. One 50-tonne electric (BEV) Sandvik truck was put into use in 2023 and a second in 2024.

The Lamaque Complex is operating and is fully permitted under Federal and Provincial regulations. The Lamaque Complex operates in compliance with environmental quality standards and is regularly assessed by Provincial authorities regarding the Environment Quality Act of Québec. The Triangle mine is fully permitted under existing certificates of authorizations (“CoA”). There is an existing CoA for mining in the Ormaque deposit, but this will require an amendment to the CoA to allow for mining below a depth of 453 metres. There are no indications of any significant challenges in obtaining a permit amendment.
Eldorado actively participates in stakeholder engagement. In 2015, a monitoring committee was formed to keep the Company’s stakeholders informed about the Lamaque Complex. Quarterly meetings are organized to provide updates on the status of the Lamaque Complex to the committee members. All proceedings are put on the Company’s website. The purpose of such a monitoring committee, which is required under section 101.0.3 of the Québec Mining Act, is to develop the involvement of the local community in mining projects. The committee has representatives from the municipal sector, the economic sector, the public and the Nation Anishnabe de Lac Simon.
Capital and Operating Costs
A summary of 2025 forecast operating costs follows in Table 5-8:
Table 5‑8: 2025 Forecasted Operating Costs

Area	(US$/t processed)
Mining	$99.55
Processing	$26.75
Site General & Administrative	$20.12
Total Mine Operating Costs	$146.42
Production, cash operating cost per ounce, and growth and sustaining capital actuals for 2024 and forecasts for 2025 follow in Table 5-9:
Table 5-9: Production, Cash Cost, and Sustaining Capital Summary

	2024	2025 Forecast
Production	196,538 oz	170,000 - 180,000 oz
Total Cash Cost per ounce sold (1)	$711	$790 - $890
Growth Capital (1)	23.0 million	$70 - $75 million
Sustaining Capital (1)	$80.3 million	$85 - $95 million
1 These financial measures and ratios are non-IFRS financial measures or ratios. See the section ‘How We Measure Our Costs’ in this AIF for explanations and discussion of these non-IFRS financial measures or ratios.
In 2025, Lamaque is expected to mine and process approximately 950,000 to 1,000,000 tonnes of ore at an average gold grade of 5.5 to 6.2 grams per tonne. Total cash costs per ounce sold are expected to be higher compared to 2024, as a result of deepening of the mine and lower grade in the top of Lower Triangle, in addition to increased labour costs as a result of wage pressures due to the tight labour market in Québec and increased royalties due to the anticipated continuation of high gold prices.
Sustaining capital expenditures for 2025 are expected to be approximately $85 to $95 million, which includes significant underground mine development and resource conversion drilling at the Triangle deposit, as the Company targets the C8 zone. Expected growth capital for 2025 of $70 to $75 million primarily includes development and infrastructure to access the Ormaque deposit, construction of the North Basin, a new water basin that is expected to extend the life of the Sigma tailings storage facility and construction of the paste plant.
Expensed exploration programs in 2025 will focus on drill testing early-stage targets proximal to existing operations and historic mine development in the Sigma - Lamaque - Triangle area of the Lamaque Complex, continued target definition and exploration on the adjacent Bourlamaque property, and the generation of additional early-stage targets for future drill test consideration.

Non-Material Properties
Perama Hill
Perama Hill and Perama South, located 1.5 km southeast of Perama Hill, are epithermal gold-silver deposits located in the Thrace region of northern Greece. If developed, Perama Hill will operate as a small open pit mine that uses a conventional carbon in leach circuit for gold recovery. Project optimization and studies are ongoing to prepare permitting documentation.
Sapes Project
The Sapes project is located approximately 2 km east of the village of Sapes in northeastern Greece and is 14 km northeast from the Perama Hill project. Sapes was acquired in 2014 through Eldorado Gold’s acquisition of Glory Resources Ltd. The Company is currently reviewing the project to determine future technical, economic, permitting, social and environmental work.
Stratoni
Stratoni, an underground, silver-lead-zinc mine which includes the underground mine of Mavres Petres and the Stratoni facility, is located in the Halkidiki Peninsula in northern Greece. As of December 13, 2021 Mavres Petres mine, which is part of the Stratoni project, was placed under care and maintenance with the workforce being re-distributed to other operations of Hellas Gold. In 2024, exploration drilling was conducted to the east of Mavres Petres at the Stratoni Skarn target. Eldorado plans to evaluate those results and may follow up with drilling on an additional target in 2025.
Certej
The Certej project (the “Certej Project”) is located in the southern part of the Apuseni Mountains in central Romania, approximately 12 kilometres north-east of the town of Deva. In October 2024, the Company entered into a share purchase agreement to sell the Certej Project. The closing of the disposition is subject to certain conditions.
Bourlamaque
The Bourlamaque property covers approximately 20,000 hectares in Québec contiguous to the property, where the Lamaque Complex is located. Eldorado advanced desktop data reviews and compilations toward defining future drill targets.

Mineral Reserves and Mineral Resources
2024 Mineral Reserve and Mineral Resource Tabulations

Table 1: Eldorado Mineral Reserves, as of September 30, 2024
Project	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven and Probable
GOLD	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Efemçukuru	985	5.13	162	3,436	4.67	515	4,421	4.77	678
Kışladağ	151,878	0.68	3,296	15,688	0.52	263	167,566	0.66	3,559
Triangle, Parallel	1,357	5.70	249	1,956	6.50	409	3,313	6.19	658
Ormaque	3	7.76	1	2,661	7.22	618	2,664	7.22	619
Lamaque Complex	1,360	5.72	250	4,617	6.92	1,027	5,977	6.65	1,277
Olympias	3,411	7.90	868	5,930	4.70	903	9,341	5.89	1,770
Perama Hill	3,116	4.08	409	7,196	2.54	587	10,312	3.01	997
Skouries	73,101	0.87	2,053	74,015	0.66	1,576	147,116	0.77	3,630
TOTAL GOLD	233,851	0.94	7,038	110,882	1.37	4,871	344,733	1.07	11,911
SILVER	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Efemçukuru	985	14.19	449	3,436	11.29	1,247	4,421	11.93	1,696
Olympias	3,411	118	12,979	5,930	116	22,046	9,341	117	35,024
Perama Hill	3,116	4.02	403	7,196	5.37	1,241	10,312	4.96	1,644
TOTAL SILVER	7,512	57	13,831	16,562	46	24,534	24,074	50	38,364
	(x1000)%		ounces (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Skouries	73,101	0.52	381	74,015	0.49	359	147,116	0.50	740
TOTAL COPPER	73,101	0.52	381	74,015	0.49	359	147,116	0.50	740
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias	3,411	3.7	128	5,930	4.2	250	9,341	4.0	378
TOTAL LEAD	3,411	3.7	128	5,930	4.2	250	9,341	4.0	378
ZINC	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias	3,411	4.6	158	5,930	5.3	315	9,341	5.1	474
TOTAL ZINC	3,411	4.6	158	5,930	5.3	315	9,341	5.1	474
* Mineral Reserve cut-off grades: Efemçukuru: $130.00/t NSR (long hole stoping), $136.10/t NSR (Drift-and-Fill); Kışladağ: 0.179 g/t Au Recoverable; Lamaque Complex (Triangle Mine): 4.99 g/t Au; Lamaque Complex (Ormaque): 5.67 g/t Au; Olympias: $216.79/t NSR; Perama Hill: 0.81 g/t Au; Skouries: $10.60/t NSR (open pit), $33.33/t NSR (underground).

Table 2: Eldorado Mineral Resources, as of September 30, 2024 (1)
Project	Measured Mineral Resources			Indicated Mineral Resources			Total Measured & Indicated			Inferred Mineral Resources
GOLD	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au
	(x1000)	g/t	tonnes (x1000)	(x1000)	g/t	tonnes (x1000)	(x1000)	g/t	tonnes (x1000)	(x1000)	g/t	tonnes (x1000)
Efemçukuru	1,556	7.23	362	3,849	6.40	793	5,405	6.64	1,155	1,300	4.02	168
Kişladağ	260,131	0.61	5,129	42,358	0.50	687	302,489	0.59	5,816	6,656	0.47	100
Triangle, Parallel, Plug 4	2,269	6.55	477	4,367	6.74	947	6,636	6.67	1,424	8,188	6.58	1,731
Ormaque (2)	3	7.76	1	1,414	16.44	747	1,417	16.41	748	1,750	14.87	837
Lamaque Complex (Total)	2,272	6.55	478	5,781	9.12	1,694	8,053	8.39	2,172	9,938	8.04	2,568
Olympias	4,200	9.71	1,311	6,966	6.04	1,352	11,166	7.42	2,663	2,081	6.82	457
Perama Hill	3,093	4.15	412	10,973	2.73	962	14,066	3.04	1,374	1,136	1.63	59
Perama South	0	0.00	—	—	0.00	—	—	0.00	—	14,870	1.52	728
Piavitsa	0	0.00	—	—	0.00	—	—	0.00	—	6,613	4.82	1,025
Sapes	0	0.00	—	—	0.00	—	—	0.00	—	3,434	7.43	820
Skouries	90,714	0.85	2,479	149,260	0.53	2,551	239,974	0.65	5,030	67,657	0.37	814
For divestiture:
Certej	29,300	1.73	1,626	58,653	1.17	2,203	87,953	1.35	3,829	842	0.86	23
TOTAL GOLD	391,266	0.94	11,797	277,840	1.15	10,242	669,106	1.02	22,039	114,527	1.84	6,762
SILVER	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Efemçukuru	1,556	22	1,091	3,849	22	2,663	5,405	22	3,754	1,300	31	1,303
Olympias	4,200	147	19,846	6,966	139	31,119	11,166	142	50,965	2,081	135	9,028
Perama Hill	3,093	4	415	10,973	7	2,579	14,066	7	2,994	1,136	2	83
Piavitsa	—	0	—	—	0	—	—	0	—	6,613	54	11,389
Stratoni	—	0	—	1,391	152	6,785	1,391	152	6,785	1,807	166	9,672
For divestiture:
Certej	29,300	9	8,111	58,653	10	18,103	87,953	9	26,214	842	4	110
TOTAL SILVER	38,149	24	29,463	81,832	23	61,249	119,981	24	90,712	13,779	71	31,585
COPPER	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Skouries	90,714	0.51	466	149,260	0.44	652	239,974	0.47	1,118	67,657	0.40	267
TOTAL COPPER	90,714	0.51	466	149,260	0.44	652	239,974	0.47	1,118	67,657	0.40	267
LEAD	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias	4,200	4.7	197	6,966	5.0	350	11,166	4.9	547	2,081	5.0	105

Stratoni	0	0.0	0	1,391	6.0	84	1,391	6.0	84	1,807	6.9	124
TOTAL LEAD	4,200	4.69	197	8,357	5.2	434	12,557	5	631	3,888	5.9	229
ZINC	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias	3,447	5.9	204	8,992	6.6	593	12,439	6.4	797	2,339	6.8	160
Stratoni	0	0.00	0	1,391	8.4	117	1,391	8.4	117	1,807	8.3	150
TOTAL ZINC	3,447	5.9	204	10,383	6.8	710	13,830	6.6	914	4,146	7.5	310
Notes:
(1) Resource grades are reported undiluted, however resources assessed for reasonable expectation of economic extraction by applying expected minimum mining shapes.
(2) Due to narrow veins, any future potential conversion of Mineral Resources to Mineral Reserves at Ormaque will reflect expected lower grades to fully represent mining modifying factors.
* Mineral resource cut-off grades: Certej: 0.60 g/t Au; Efemçukuru: 2.5 g/t Au; Kışladağ: 0.27 g/t Au (in-situ); Lamaque (Triangle Mine): 3.5 g/t Au; Ormaque: 3.5 g/t Au; Olympias: $115/t NSR; Perama Hill and Perama South:0.50 g/t Au; Piavitsa: 4.0 g/t Au; Sapes: 2.5 g/t Au (underground), 1.0 g/t Au (open pit); Skouries: 0.30 g/t Au Equivalent grade (open pit), 0.70 g/t Au Equivalent grade (underground) (AuEq =Au g/t + 1.25*Cu%); Stratoni: $200/t NSR, based on a ZnEq of 10%.
General Notes on the Tabulated Mineral Reserves and Mineral Resources
Mineral Reserves and Mineral Resources are reported on a 100% basis for each property and where applicable, are calculated to match the end of September 2024 mining as-builts. Except as described in this AIF, there are no known environmental, permitting, legal, taxation, political or other relevant issues that would materially affect the estimates of the Mineral Reserves and Mineral Resources. Estimates of Mineral Resources include Mineral Reserves.
Grade estimates for the Mineral Resources are based almost entirely on diamond drill hole samples. Sampling and analyses of these samples are governed by Company-wide protocols to provide consistent and quality results. Analyses for gold, silver, copper, lead and zinc were done for the most part on sawn half core samples using fire assay, AAS and ICP analytical methods. These analyses and the preceding sample preparation are strictly controlled by Eldorado’s Quality Assurance / Quality Control programs. These include SRMs, blank and duplicate samples that are regularly inserted prior to shipment from the preparation site. Results are used to monitor and control the quality of the assay data and only data that pass the thresholds set up in these programs are used in our resource estimates.
Except as otherwise described herein, the Mineral Reserve estimates incorporate adequate factors for ore loss and waste dilution. The Mineral Reserves are based on the following price assumptions:

Metal	Price	Relevant Properties
Gold (1)	$ 1,450/oz	Efemçukuru, Kışladağ, Lamaque, Olympias
Silver	$ 19.00/oz	Efemçukuru, Olympias
Copper	$ 6,061/t ($2.75/lb)	Skouries
Lead	$ 2,000/t	Olympias
Zinc	$ 2,500/t	Olympias
Notes:
1 Mineral Reserves for the Skouries and Perama Hill projects were determined based on a $1,300/oz gold price.
Resource classification into Measured, Indicated and Inferred Mineral Resources and Reserve classification into Proven and Probable Mineral Reserves used logic consistent with the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the definitions can be found at www.cim.org), and in accordance with the disclosure requirements of NI 43-101.
Eligible Mineral Resources for reporting fulfilled a demonstration of RPEEE. The Mineral Resources used a long term gold metal price of $ 1,800/oz for the determination of cut-off grades or values. This guided execution of the next step where constraining surfaces or volumes were created to control resource reporting. Open pit-only projects (Kışladağ, Perama Hill and Perama South) used pit shells created with the long term gold price to constrain reportable model blocks. Underground Mineral Resources were constrained by 3D volumes whose design was guided by the reporting cut-off grade or value, contiguous areas of mineralization and mineability. Only material internal to these volumes were eligible for reporting. Projects with both open pit and underground resources (Skouries) have the open pit resources constrained by the permit, and underground resources constrained by a reporting shape.
Understanding Mineral Reserve and Mineral Resource Classification
A Mineral Reserve is the part of a Measured or Indicated Mineral Resource that can be economically mined, demonstrated by at least a preliminary feasibility study that includes adequate information about mining, processing, metallurgical, economic and other relevant factors that demonstrate (at the time of reporting) that economic extraction can be justified. See the definition of “Mineral Reserve” in the “Glossary” for more information.
Mineral Resources are concentrations or occurrences of minerals that are judged to have RPEEE. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are classified into Measured, Indicated and Inferred. Inferred Mineral Resources are not known with the same degree of certainty as Measured and Indicated Mineral Resources and do not have demonstrated economic viability. See the definition of “Mineral Resource” in the “Glossary” for more information.
Mineral Resources that have not already been classified as Mineral Reserves do not have demonstrated economic viability, and there can be no assurance that they will ultimately be converted into Mineral Reserves. Consequently, these Mineral Resources are of a higher risk than Mineral Reserves.
Understanding Estimates
Estimating Mineral Reserves and Mineral Resources is a subjective process. Accuracy depends on the quantity and quality of available data and assumptions and judgments made when interpreting it, which may prove to be unreliable.
The cut-off grades for the deposits are based on our assumptions for plant recovery, metal prices, mining dilution and recovery, and our estimates for operating and capital costs. We may have to recalculate our estimated Mineral Reserves and Mineral Resources based on actual production or the results of exploration.
Fluctuations in the price of gold, production costs or recovery rates can make it unprofitable for us to operate or develop a particular property for a period of time. See “Forward-looking information and risks” and “Risk Factors in Our Business” for additional information.
Qualified Persons (“QP”) under NI 43-101
Mike Tsafaras, P.Eng., Director of Underground Mine Planning for the Company has reviewed and approved Efemçukuru and Skouries (underground) Mineral Reserves, and is a “Qualified Person” under NI 43-101; Victor Vdovin, P.Eng., Head of Technical Services, Kassandra for the Company has reviewed and approved Skouries (open pit) Mineral Reserves, and is a “Qualified Person” under NI 43-101; Filip Medinac, P.Eng., Technical Services Manager, Olympias for the Company and Jessy Thelland, P.Geo. (OGQ No. 758), Director of Technical Services Lamaque for the Company, have each reviewed and approved the Triangle and Parallel Mineral Reserves within the Lamaque Complex, and each is a “Qualified Person” under NI 43-101; Philippe Groleau, Eng., (OIQ No. 5032770), Senior Strategic Planner, Lamaque for the Company, has reviewed and approved the Ormaque Mineral Reserves within the Lamaque Complex; and Herb Ley, SME-RM, Senior Project Manager of Stantec Consulting International LLC, has reviewed and approved the Kışladağ and Perama Hill Mineral Reserves and is a “Qualified Person” under NI 43-101.
Sean McKinley, P.Geo., Manager, Mine Geology & Reconciliation for the Company, has reviewed and approved the Perama Hill, Perama South, Piavitsa, Sapes, Skouries and Certej Mineral Resources and is a “Qualified Person” under NI 43-101. Jessy Thelland, P.Geo. (OGQ No. 758), Director of Technical Services Lamaque for the Company, has reviewed and approved the Lamaque Complex Mineral Resource including the scientific and technical disclosure related to resource modelling of the Ormaque Mineral Resources and is a “Qualified Person” under NI 43-101. Hamilton Matias, MAusIMM, Principal Geology Consultant of Mining Plus, has reviewed and approved the Efemçukuru, Kışladağ, Olympias and Stratoni Mineral Resources, and is a “Qualified Person” under NI 43-101.

Risk Factors in Our Business
Eldorado is involved in the exploration, discovery, acquisition, financing, development, production, reclamation and operation of mining properties. We face a number of risks and uncertainties which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Management monitors risk using a risk management review process. Management prepares a risk assessment report every quarter outlining the operational and financial risks. The Board reviews the report to evaluate and assess the risks that the Company is exposed to in various markets and discusses the steps management takes to manage and mitigate them.
The risks described below are not the only risks and uncertainties that we face. Although we have done our best to identify the risks to our business, there is no assurance that we have captured every material or potentially material risk and the risks identified below may become more material to the Company in the future or could diminish in importance. Additional existing risks and uncertainties not presently identified by the Company, risks that we currently do not consider to be material, and risks arising in the future could cause actual events to differ materially from those described in our forward-looking information, which could materially affect our business, results of operations, financial condition and the Eldorado Gold share price.
We have set out the risks in the order of priority we believe is appropriate for Eldorado based on our assessment of, among other things, the likelihood and impact of such risks, and our expected capabilities to mitigate such risks. Accordingly, you should review this section in its entirety.
Development Risks at Skouries and Other Development Projects
Development Risks - General
Gold and other metal exploration is highly speculative in nature, involves many risks and is often not productive and there is no assurance that we will be successful in our development efforts. Substantial expenditures are required to establish Proven and Probable Mineral Reserves, determine the optimal metallurgical process to extract the metals from the ore, and to plan and build mining and processing facilities for new properties and to maintain such facilities at existing properties. Once we have found ore in sufficient quantities and grades to be considered economic for extraction, metallurgical testing is required to determine whether the metals can be extracted economically. It can take many years of exploration and development before production is possible, and the economic feasibility of production can change during that time.
The capital expenditures and time required to develop new mines are considerable, and changes in cost or construction schedules can significantly increase both the time and capital required to build the project.
Project development schedules are dependent on obtaining the support of local communities, obtaining the governmental approvals necessary for the construction and operation of a project, and if applicable, allowing for the necessary regulatory process to be completed with respect to any new archaeological findings on the site. New mines may face opposition from local communities, and the timeline to obtain necessary government approvals is often beyond our control. See also “Indebtedness”, "Skilled Workforce", “Liquidity and Financing Risk”, and “Community Relations and Social License”.
It is not unusual in the mining industry to experience unexpected problems during the start-up phase of a mine, resulting in delays and requiring more capital and other costs than anticipated. As a result of the complexity and substantial expenditures involved in development projects, developments are vulnerable to material schedule and cost overruns. While we will take steps to mitigate this, there is no assurance that the profitability or economic feasibility of a project will not be adversely affected by factors beyond our control. Delays can also occur when production initially commences and during ramp-up to commercial production. In the past, we have adjusted our estimates based on changes to our assumptions and actual results. There is no guarantee that such adjustments will alleviate the effects of such delays or problems. These unexpected occurrences may also impact our compliance with certain terms, conditions, and covenants set out in the Term Facility and commercial and other material agreements related to the development project. See also “Liquidity and Financing Risk”, "Contractors", and "Skilled Workforce".
Mine development projects typically require a number of years and significant expenditures during the development phase before production is possible, and there is no assurance that any of our development projects will become producing mines.

Development projects depend on successfully completing feasibility studies and environmental assessments, obtaining the necessary government permits, and receiving adequate financing. Economic feasibility is based on several factors, including, without limitation:
•estimated Mineral Reserves;
•anticipated metallurgical recoveries;
•environmental considerations and permitting;
•future prices of gold, copper, and other metals;
•anticipated capital and operating costs for the projects;
•availability of sufficient numbers of skilled trades; and
•timely execution of development plan.
Development projects have no operating history to base estimated future production and cash operating costs on. With development projects in particular, estimates of Proven and Probable Mineral Reserves and cash operating costs are largely based on:
•interpreting the geologic data obtained from drill holes and other sampling techniques; and
•feasibility studies that derive estimated capital and cash operating costs based on:
◦the expected tonnage and grades of ore to be mined and processed;
◦the configuration of the ore body;
◦expected recovery rates of gold and other precious and base metals from the ore;
◦estimated operating costs; and
◦anticipated climate conditions and other factors.
It is therefore possible that actual capital and cash operating costs and economic returns will differ significantly from what we estimated for a project before starting production.
Mining of mineral-bearing material requires removal of waste material prior to gaining access to and extracting the valuable material. Depending on the location of the ore, this may entail removing material above the ore in an open pit situation (pre-stripping) or developing tunnels underground to gain access to deeper material. Where possible, this material is then generally used elsewhere in the project site for construction of site infrastructure. As a project is developed, a plan is put forward to complete the pre-strip or required underground development so that mining of ore can commence in line with the overall schedule to feed ore to the process plant at the right time. The degree of pre-strip in an open pit is based on selected drilling, which may result in adjustments to the resource model and a requirement for more or less pre-stripping to be completed. This may result in a deficit of material required to complete other earthworks around the project site, such as tailings facilities, or an increase in the pre-strip requirements prior to mining commencing. Similarly, with underground development, the mining method and optimized design are based on an amount of drilling that will be increased during normal operations. As work continues, there may be previously unknown ground conditions that may be exposed, or other changes to mining parameters that can cause a change in the mine design or direction of the underground development. Either of these occurrences could result in more or less material than can be used for other site projects if so designed, and could also delay the start-up of continuous production. This may result in lower revenues while the project ramps up to normal operating rates.
Our production, capital, and operating cost estimates for development projects are based on certain assumptions. We use these estimates to establish our Mineral Reserve estimates, but our capital and cost estimates are subject to significant uncertainty as described above.
Although we undertake significant work to understand and update our assumptions and estimates related to our development projects, actual results for our projects may differ from current estimates and assumptions, and these differences may be material. The experience we gain from actual mining or processing operations can also identify new or unexpected conditions that could reduce production below our current estimates, or increase our estimated capital or operating costs. If actual results fall below our current estimates, it could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Development Risks - Skouries
The risks described in “Development Risks – General” apply to the Skouries Project. In addition, the risks, uncertainties and other factors associated with the Skouries Project (including those described in this “Development Risks” section) may cause delays in the commencement of the construction and commissioning of the Skouries Project, which in turn may cause delays in the commencement of production and additional carrying costs during the construction phase. Any such delays and additional carrying costs are likely to result in further increases to the cost of the Skouries Project.
As the Company disclosed in its February 5, 2025 news release, labour market tightness in Greece, particularly pronounced in construction, has continued to limit the availability of key construction personnel at Skouries, resulting in a slower ramp-up of the workforce and delayed progress in certain areas of the Skouries Project. Our ability to recruit the required number of personnel within the required timelines, manage changes to workforce numbers through the construction of the Skouries Project, recruit personnel having the requisite skills, experience and ability to work on site and increase productivity by adding or modifying labour shifts, will have a direct impact on the schedule and costs associated with the Skouries Project, as well as our guidance for 2025 and beyond. See “Labour – Employee/Union Relations/Greek Transformation”, “Key Personnel”, “Skilled Workforce”, “Expatriates” and “Contractors”.
Other risks and uncertainties related to the Skouries Project include, among others:
•rising labour costs or costs of key inputs such as materials, power and fuel;
•risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the ability of contractors to perform;
•the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost or quality;
•our ability to construct key infrastructure within the required timelines including the process plant, filter plant, waste management facilities and embankments;
•differences between projected and actual degree of pre-strip required in the open pit;
•variability in metallurgical recoveries and concentrate quality due to factors such as the extent and intensity of oxidation or the presence of transition minerals;
•presence of additional structural features impacting hydrological and geotechnical considerations;
•variability in minerals or presence of substances that may have an impact on filtered tails performance and resulting bulk density of stockpiles or filtered tails;
•distribution of sulfides that may dilute concentrate and change the characteristics of tailings;
•unexpected disruptions to operations due to protests, non-routine regulatory inspections, road conditions or labour unrest;
•unexpected inclement weather and climate events including short and long duration rainfall and floods;
•our ability to meet pre-commercial producing mining or underground development targets;
•unexpected results from underground stopes;
•new archaeological finds on site requiring the completion of a regulatory process;
•changes in support from local communities, and our ability to meet the expectations of communities, governments and stakeholders related to the Skouries Project; and
•timely receipt of necessary permits and authorizations.
As noted in “Development Risks – General”, there are substantial expenditures involved in the development of large development projects, and these projects are generally prone to material cost overruns. While we will take steps to mitigate this in relation to the Skouries Project, there is no assurance that the profitability or economic feasibility of the Skouries Project will not be adversely affected by factors beyond our control. Delays may also occur when first production commences, which in turn could lead to schedule changes and delays in achieving commercial production. As disclosed in the Company’s February 5, 2025 news release, we have adjusted our estimates related to the schedule and costs of the Skouries Project based on changes to our assumptions and the current status of construction activities. Due to the revised schedule, the Company expects to complete additional pre-commercial production mining, has accelerated the purchase of higher capacity mobile mining equipment to support a faster transition from contract mining to an owner-operated model and has identified benefits to a longer period of underground mining prior to commercial production. The Company also continues to take steps to address the continued tightness in the Greek labour market. There is no guarantee that such adjustments and other mitigation efforts will prevent or alleviate the effects of such delays or problems.
Unexpected occurrences with respect to the development of the Skouries Project may impact our compliance with certain terms, conditions, and covenants set out in the Term Facility, and commercial and other material agreements related to the development of the Skouries Project. Depending on the nature of the impact, these unexpected occurrences could also impact our ability to access additional funds under the Term Facility.
Although we undertake significant work to understand and update our assumptions and estimates related to the Skouries Project, actual results may differ from current estimates and assumptions, and these differences may be material.
Foreign Operations
Many of our operations are located in foreign jurisdictions, and are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to:
•earthquakes, wildfires, water events (including short and long duration rainfall, floods and droughts) and other natural disasters;
•changing political and social conditions, geopolitical environment or governments;
•timely receipt of necessary permits and authorizations;

•renegotiation or nullification of existing rights, concessions, licenses, permits and contracts;
•restrictions on foreign exchange, currency controls and repatriation of capital and profits;
•extreme fluctuations in currency exchange rates;
•tariffs and other trade barriers;
•high rates of inflation;
•labour unrest, rising labour costs, and labour shortages;
•lack of suitable skilled labour due to tight labour markets;
•mobility restrictions for personnel and contractors;
•reliability of consumables including electricity;
•civil unrest or risk of civil war;
•changes in law or regulation (including in respect of mining, health, safety, and environmental regulations, taxation and royalties);
•changes in policies (including in respect of monetary policies and permitting);
•bribery, extortion and corruption;
•expropriation;
•reliability of judicial recourse;
•operation of the rule of law;
•availability of procedural rights and remedies;
•sanctions relating to the Russia-Ukraine war;
•guerrilla activities, insurrection and terrorism;
•anti-mining and other activism;
•hostage taking;
•military repression; and
•trespass, illegal mining, theft and vandalism.
The occurrence of any of these risks in the countries in which we operate could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
The mining and metals sector has been increasingly targeted by governments for the purposes of raising revenue or for political reasons, as governments continue to struggle with deficits and concerns over the effects of depressed economies or in response to rising gold and other metal prices. Governments are continually assessing the fiscal terms of the mining regimes and agreements that apply to an entity looking to exploit resources in their countries and numerous countries have recently introduced changes to their respective mining regimes that reflect increased government control over, or participation in, the mining sector.
The possibility of future changes to the mining regimes in the countries in which we operate adds uncertainty that cannot be accurately predicted and may result in additional costs, delays and regulatory requirements. In addition, such changes could restrict our ability to contract with persons or conduct business in certain countries. There is no assurance that governments will not take our rights, impose conditions on our business, prohibit us from conducting our business or grant additional rights to state-owned enterprises, private domestic entities, special interest groups, Indigenous peoples or residents in the countries in which we operate, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We expect to generate cash flow and profits at our foreign subsidiaries, and we may need to repatriate funds from those subsidiaries to service our indebtedness or fulfill our business plans. From time to time, governments in countries in which Eldorado operates may impose limitations on Eldorado's ability to repatriate funds. As such, we may not be able to repatriate funds from foreign jurisdictions in the future, or we may incur tax payments or other costs when doing so, as a result of a change in applicable law or tax requirements at local subsidiary levels or at the Eldorado Gold level.
We have one operating mine, two development projects and one mine on care and maintenance in Greece. Following the global financial crisis in 2008 and 2009, the Greek economy experienced a significant downturn. The subsequent economic crisis from 2011 to 2018 resulted in austerity measures, a severe recession of the Greek economy, capital controls from 2015 to 2019 and concerns about sovereign debt default and of Greece exiting the Eurozone. During this crisis, Greece experienced protracted political instability, a high unemployment rate, popular unrest in response to austerity measures and rounds of bail-out negotiations with various governmental and private parties. Since 2019, in part due to economic measures adopted during the crisis, the Greek economy has stabilized and the Hellenic Republic regained its investment grade credit rating. However, there can be no assurance that the current period of political and economic stability in Greece will continue, and there is always a possibility that the OECD and IMF may insist on further reforms.
In February 2021, we entered into the Investment Agreement with the Hellenic Republic to govern the further development, construction and operation of the Skouries Project and the Olympias and Stratoni/Mavres Petres mines and facilities, which provides a modernized legal and financial framework to allow for the advancement of our investment in these assets. In March 2021, the Investment Agreement was ratified by the Greek parliament and published in the Greek Government Gazette, officially becoming law.
We currently hold all necessary permits for our operations in Greece and the development of the Skouries mine, but in the past we have experienced significant delays in the timely receipt of necessary permits and authorizations from the Hellenic Republic in order to advance operations in Greece, and it is possible we will experience delays again in the future, notwithstanding the Investment Agreement. In addition, there is no assurance that Greece will not adopt legal, regulatory or policy changes in the future which may have a material adverse effect on our business, results of operations, financial condition and Eldorado Gold’s share price.
We also have two producing mines that are located in Türkiye. Türkiye has historically experienced, and may in the future experience heightened levels of political and economic instability due to regional geopolitical instability. These conditions may be exacerbated by current global economic conditions or become exacerbated during electoral processes. In particular, there have been political challenges in and nearby to Türkiye, including civil unrest along the geographic borders with Syria, Iran and Iraq, terrorist acts, including bombings in major centres, and a refugee crisis. Türkiye also has a history of fractious governing coalitions comprised of many political parties and has experienced anti-government protests as well as unrest following investigations initiated in December 2013 into alleged government corruption, and an attempted coup in 2016. Our operations have experienced no significant disruptions due to these periods of instability and continue to operate under normal business conditions. However, there can be no assurance that a future period of instability will not negatively affect our current and future operations in Türkiye. Such a period of instability may also have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
In 2023, certain changes were made to the tax legislation of Türkiye which resulted in a hyperinflationary adjustment to the local tax basis in Türkiye. While no further analogous legislative changes were made in 2024, we cannot predict additional future changes to Turkish income tax legislation or their impact on our financial results.
Since late 2023, commercial shippers operating in the Red Sea have had to adjust to an environment of growing threats to the safety and security of their ships, cargo, and personnel (including rocket attacks, drone strikes, and attempts to seize or commandeer vessels, cargo and crew). These threats have continued into 2024 and it is unclear if or when more normal conditions will resume in the region. In response to current conditions, many in the commercial shipping industry are facing increased costs for security and insurance. Other commercial shippers have chosen to redirect their traffic around the region entirely, foregoing the Suez Canal and Red Sea for a longer trip around the southern coast of Africa. These changes in the shipping industry have impacted our inbound and outbound shipping activities for Greece and Türkiye. We may experience delays, additional increases in costs, or an inability to send or receive certain materials or equipment in a timely or cost-efficient manner. Shipping costs have already increased dramatically since late 2023 and could reach unsustainable levels for reasons beyond our control. In addition, if in the future any of our inbound or outbound shipping activities are impacted by the current conditions in the Red Sea, our commercial insurance policies in place may not provide coverage due to customary exclusions.
Aside from the Company’s own operations, the Red Sea is critical to global energy producers and connects various transportation hubs. Ongoing disruptions in the Red Sea have the potential to increase global energy prices significantly. This is a major input for the Company, as well as its suppliers and service providers (who may choose to pass higher any costs on to the Company).
While the Company is attempting to mitigate these effects, there can be no assurance that the situation will not deteriorate further in the near or long term, which may negatively affect the Company’s current and future operations in Greece and Türkiye (or, in the case of rising global energy prices, internationally), and may have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We operate in a range of environments and our employees, contractors and suppliers are at risk of injury, disease and natural disasters. In 2023, a significant earthquake struck the southeast of Türkiye. Although our operations experienced no significant disruptions due to this natural disaster, there is no guarantee that a similar natural disaster in the future, whether in Türkiye or in any other jurisdiction we operate in, will not have an adverse effect on our business, results of operations or financial condition. If our workforce is affected by a high incidence of injury, disease or natural disasters, the facilities and treatments may not be available to the same standard that one would expect in more economically developed countries such as Canada and the United States, which could have an effect on the availability of sufficient personnel to run our operations. This could result in a period of downtime or we may be subject to an order to cease operations, which could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price. See also “Climate Change”.

The safety and security of our employees and associated contractors are of prime importance to the Company. Various security problems may occur in any of the jurisdictions in which we operate. We are at risk of incursions or acts of terrorism by third parties that may result in the theft of or result in damage to our property. We endeavor to take appropriate actions to protect against such risks, which may affect our operations or cause us to incur further costs.
The mineral exploration, development, mining, and processing activities of Eldorado in the countries where we operate are subject to various laws governing a wide range of matters, including, but not limited to, the following:
•the environment, including land and water use;
•the right to conduct our business, including limitations on our rights in jurisdictions where we are considered a foreign entity and restrictions on inbound investment;
•prospecting and exploration rights and methods;
•development activities;
•construction;
•mineral production;
•reclamation;
•royalties, taxes, fees and imposts;
•importation of goods;
•currency exchange restrictions;
•sales of our products;
•repatriation of profits and return of capital;
•immigration (including entry visas and employment of our personnel);
•labour standards and occupational health;
•supply chain transparency (including Canada’s Modern Slavery Act);
•mine safety;
•use of toxic substances;
•mineral title, mineral tenure and competing land claims; and
•impacts on and participation rights of local communities and entities.
Although we believe our mineral exploration, development, mining, and processing activities are currently carried out in accordance with all applicable laws, rules, regulations and policies, there is no assurance that new or amended laws, rules or regulations will not be enacted, new policies applied or that existing laws, rules, regulations or discretion will not be applied in a manner which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price, in any of the countries in which we operate, including, without limitation:
•changes to the fiscal regime
•laws regarding government ownership of or participation in projects;
•laws regarding permitted foreign investments;
•royalties, taxes, fees and imposts;
•regulation of, or restrictions on, importation of goods and movement of personnel;
•regulation of, or restrictions on, currency transactions;
•regulation of, or restrictions on, sales of our products, or other laws generally applicable in such country, or changes to the ways in which any of these laws are applied, any of which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price; and
•laws regarding social and environmental regulation, including environmental reporting requirements.
Production and Processing
Estimates of total future production and costs for our mining operations are based on our LOM plans. These estimates can change, or we might not achieve them, which could have a material adverse effect on any or all of our future cash flow, business, results of operations, financial condition and the Eldorado Gold share price.
Our plans are based on, among other things, our mining experience, reserve estimates, assumptions about ground conditions and physical characteristics of ores (such as hardness and the presence or absence of certain metallurgical characteristics, including the presence of materials that may adversely affect the ability to process, export and sell our products) and estimated rates and costs of production. Our actual production and costs may be significantly different from our estimates for a variety of reasons, including the risks and hazards discussed elsewhere as well as unfavorable operating conditions or external events impacting operations, including:
•actual ore mined varying from estimates in grade, tonnage and mineralogical and other characteristics;
•industrial accidents, environmental incidents and natural phenomena, including discharge of metals, concentrates, pollutants or hazardous materials;

•seepage from tailings or other storage facilities or ponds;
•failure of mining pit slopes, waste rock storage facility and tailings impoundment walls, embankments, roadways and dams, other water storage structures and heap leach structures;
•surface or underground fires, floods, landslides or ground subsidence;
•changes in power supply and costs and potential power shortages;
•imposition of a moratorium on our operations;
•impact of the disposition of mineral assets;
•shortages and timing delays of supplies and equipment needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants;
•failure of unproven or evolving technologies or loss of information integrity or data;
•unexpected geological, geochemical and water (ground and surface) conditions;
•variable metallurgical conditions and metal recovery;
•variable comminution properties of ore and effect on processing throughput;
•insufficient capacity for disposal of waste materials from our operations;
•unanticipated changes in inventory levels at heap-leach operations;
•fall-of-ground accidents in underground operations;
•seismic activity;
•renewal of required permits and licenses;
•litigation;
•shipping interruptions or delays;
•management of the mining process, including revisions to mine plans;
•unplanned maintenance and reliability;
•unexpected work stoppages or labour costs, shortages or strikes;
•security incidents;
•general inflationary pressures;
•currency exchange rates;
•the presence of valuable by-products such as copper (which can be crucial in offsetting the costs of gold production); and
•changes in law, regulation or policy.
The occurrence of one or more of these events in connection with our exploration activities, development and production and closure of mining operations may result in the death of, or personal injury to, our employees, other personnel or third parties, the loss of mining equipment, damage to or destruction of mineral properties, production facilities or property belonging to us or others, monetary losses, environmental damage and potential legal liabilities. In addition, the occurrence of one or more of the events listed above may result in a less than optimal operation and lower throughput or lower recovery, as well as interruptions, deferral or unanticipated fluctuations in production. This could cause a mineral deposit to become unprofitable, even if it had been mined profitably in the past. Although we review and assess the risks related to extraction and seek to put appropriate mitigating measures in place, there is no assurance that we have foreseen and/or accounted for every possible factor that might impact operations, production and processing. The occurrence of one or more of these events could therefore have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price. See also “Environmental”, “Waste Disposal”, and “Geotechnical Considerations”.
With respect to changes in power supply and costs and potential power shortages, our operations in Türkiye and Greece have been experiencing recent energy supply issues affecting the price and supply of gas, oil and electricity used in our operations, which has caused increased energy prices and decreased energy supply. A sustained increase in energy prices, or a sustained decrease in energy supply, could have a material adverse effect on Eldorado’s business, results of operations, financial condition and the Eldorado Gold share price.
A number of factors could affect our ability to process ore in the tonnages we have budgeted, the quantities of the metals or deleterious materials that we recover and our ability to efficiently handle material in the volumes budgeted, including, but not limited to the presence of oversized material at the crushing stage; material showing breakage characteristics different from those planned; and material with grades outside of planned grade range, among others.
Our operations at Kışladağ involve the heap leaching process. The heap leaching process, while not as cost-intensive as the more conventional milling process, involves uncertainties associated with the chemical and physical processes included in leaching, which can impact ultimate recoveries or leach cycle times required to achieve the ultimate recovery. Variability in particle size of stacked materials, agglomeration quality, and percolation rate, coupled with stacked head grade, may materially adversely affect the leaching kinetics and ultimate recovery.
Some of our processing operations rely on the use of sodium cyanide to extract gold and silver from ore. As a result of rising energy prices and other factors, there has been an increase in sodium cyanide prices and, further, large sodium cyanide suppliers have substantially lowered or ceased production temporarily, particularly in Europe, causing a supply shortage. A sustained increase in sodium cyanide prices, or a sustained supply shortage thereof, could have a material adverse effect on Eldorado’s business, results of operations, financial condition and the Eldorado Gold share price.
The occurrence of any of the above factors could affect our ability to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned. This may result in lower throughput, lower recoveries, lower product qualities, more downtime or some combination of all four. While minor issues of this nature are part of normal operations, more issues may arise than anticipated, which may have an adverse effect on our future cash flow, results of operations and financial condition.
Power and Water
Our mining operations use substantial volumes of water and power during extraction and processing. Our ability to obtain secure supplies of power and water at a reasonable cost depends on a number of factors that may be out of our control, including global and regional supply and demand, political and economic conditions and problems affecting local supplies, among others.
There is no assurance that we will be able to secure the required supplies of power and water on reasonable terms or at all and, if we are unable to do so or there is an interruption in the supplies we do obtain or a material increase in prices, then it could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Prices of Commodities and Consumables
Our business operations use a significant amount of commodities, consumables and other materials. Prices for diesel fuel, steel, concrete, chemicals (including explosives, lime and cyanide) and other materials, commodities and consumables required for our operations can be volatile and price changes can be substantial, occur over short periods of time and are affected by factors beyond our control. Prices for electricity, fuel, and other materials, commodities and consumables required for our operations experienced substantial increases during 2022 amid supply concerns caused by, among other things, financial and trade sanctions against Russia. These cost increases have been prolonged and may have a material adverse effect on our business, financial condition and results of operations. Higher costs for, or tighter supplies of, construction materials like steel and concrete can affect the timing and cost of our development projects, including at Skouries.
If there is a significant and sustained increase in the cost of certain commodities, we may decide that it is not economically feasible to continue some or all of our commercial production and development activities, and this could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We may maintain significant inventories of operating consumables, based on the frequency and reliability of the delivery process for such consumables and anticipated variations in regular use. We depend on suppliers to meet our needs for these commodities; however, sometimes no source for such commodities may be available. If the rates of consumption for such commodities vary from expected rates significantly or delivery is delayed for any reason, we may need to find a new source or negotiate with existing sources to increase supply. If any shortages are not rectified in a timely manner, it may result in reduced recovery or delays in restoring optimal operating conditions.
Higher worldwide demand for critical resources, such as drilling equipment and tires, could affect our ability to acquire such resources and lead to delays in delivery and unanticipated cost increases, which could have an effect on our operating costs, capital expenditures and production schedules.
Further, we rely on certain key third-party suppliers and contractors for equipment, raw materials and services used in, and the provision of services necessary for, the development, construction and continuing operation of our assets. As a result, our operations are subject to a number of risks, some of which are outside of our control, including negotiating agreements with suppliers and contractors on acceptable terms, and the inability to replace a supplier or contractor and its equipment, raw materials or services if either party terminates the agreement, among others.
The occurrence of one or more of these risks could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

Equipment
Our operations are reliant on significant amounts of both large and small equipment that is critical to the development, construction and operation of our projects. Failures or unavailability of equipment could cause interruptions or delays in our development and construction or interruptions or reduced production in our operations (particularly where they exceed our anticipated/expected targets). These risks may be increased by the age of certain equipment. Equipment-related risks include delays in repair or replacement of equipment due to unavailability or insufficient spare parts inventory; delays in repair or replacement of equipment due to a shortage of skilled labour at the Company, its equipment suppliers, or key service providers (particularly as a result of growing labour shortages throughout the mining industry and related sectors); repeated or unexpected equipment failures; and restrictions on transportation and installation of large equipment, including delays or inability to obtain required permits for such transportation or installation, among others.
Delays in construction or development of a project or periods of downtime or reductions in operations or efficiency that result from the above risks or remediation of an interruption or inefficiency in production capability could require us to make large expenditures to repair, replace or redesign equipment. All of these factors could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Reliance on Infrastructure, Commodities and Consumables
Our business and operations depend on our ability to access and maintain adequate and reliable infrastructure, including roads and bridges, power sources and water systems. We may have to build the required infrastructure if it is not readily available to us for a given project, and there is no assurance that we will be able to do so in a timely manner or at all. Inadequate, inconsistent, or costly infrastructure could compromise many aspects of a project's feasibility, viability and profitability, including, but not limited to, construction schedules, capital and operating costs, and labour availability, among others.
There is no assurance that we can access and maintain the infrastructure we need and many critical sites have only single road access (that could be closed for reasons beyond our control for example due to accidents or adverse weather). There is also no assurance that, where necessary, we will be able to obtain rights of way, raw materials and government authorizations and permits to construct, or upgrade the same, at a reasonable cost, in a timely manner, or at all.
Our access to infrastructure and the commodities discussed below may be interrupted by natural causes, such as drought, floods, wildfires, earthquakes and other weather phenomena, or man-made causes, such as blockades, sabotage, conflicts, government issues, political events, protests, rationing or competing uses. For example, the Stratoni mine experienced a fall of ground in June, 2021. Mining resumed at Stratoni in September 2021 but was suspended again at the end of 2021 as the mine transitioned to care and maintenance. While we will evaluate resuming operations subject to exploration success and positive results of further technical and economic review, there is no assurance that such incidents may not occur again at the Stratoni mine or at Eldorado's other mines. Starting in late May 2023, wildfires in the Abitibi region impacted operations at Lamaque and a number of shifts were suspended. While we re-sequenced the maintenance schedule and devised an alternative route to safely get employees to the Triangle underground, there can be no assurances that such mitigation measures will be available or effective in the event of future wildfires. At Kışladağ, risks include, among other things, severe precipitation events or precipitation-induced landslides, and their impact on water levels and site infrastructure. In 2023, heavy rains resulted in unanticipated impacts on heap leaching operations at Kışladağ. The increased precipitation selectively mobilized fine particles which created variability in permeability and in turn led to an increase in metal inventory in the leach facility. The increased precipitation percolated through the heap and was captured in the solution ponds as anticipated, however there can be no assurance that future precipitation events will not have material negative impacts that cannot be mitigated effectively. In the fourth quarter of 2024, there was above normal precipitation at Skouries and Olympias, with very high rainfalls and resulting flooding impacting earthworks activities at Skouries and impacting access to a portion of the Skouries site in December 2024. Access was restored; however, construction progress could, in the future, be impacted if similar or more severe weather events occur. Such an event could result in material negative impacts on a project schedule and costs.
Our inability to obtain or build and to maintain adequate and continuous access to infrastructure and substantial amounts of commodities, power and water, at a reasonable cost, could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price. See also “Climate Change”.

Inflation Risk
General inflationary pressures may affect our labour, commodity and other input costs, which could have a material adverse effect on our financial condition, results of operations and the capital expenditures required for the development and operation of Eldorado's projects. Specifically, labour costs at Kışladağ and Efemçukuru increased in line with commitments under our collective bargaining agreement. We recognize a need to support our workforce as they face rising costs of food and electricity, but that may impact collective bargaining agreements and labour costs in the future. Labour costs are denominated in local currency and, if the Turkish Lira does not correspondingly weaken against the U.S. dollar, cost increases may not be offset by currency movements. We continue to monitor the impacts of cost inflation on our operations. Certain emerging markets in which we operate, or may in the future operate, have experienced fluctuating rates of inflation. There can be no assurance that any governmental action will be taken to control inflationary or deflationary cycles, that any governmental action taken will be effective, or whether any governmental action may contribute to economic uncertainty. Governmental action to address inflation or deflation may also affect currency values. Accordingly, inflation and any governmental response thereto may have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Community Relations and Social License
Maintaining a positive relationship with the communities in which we operate is critical to continuing the successful operation of our existing projects and mines as well as the construction and development of existing and new projects and mines. As a mining business, we may come under pressure in the jurisdictions in which we operate, or will operate in the future, to demonstrate that other affected parties (including employees, communities surrounding operations, Indigenous rightsholders and the countries in which we operate) benefit and will continue to benefit from our commercial activities, and/or that we operate in a manner that will mitigate any potential damage or disruption to the interests of those parties. The evolving expectations related to human rights, Indigenous rights, and environmental protections may also result in opposition to our current and future operations, the development of new projects and mines, and exploration activities. There is no assurance that we will be able to mitigate these risks, which could materially adversely affect our business, results of operations, financial condition and the Eldorado Gold share price.
Community relations are impacted by a number of factors, both within and outside of our control. Relations may be strained or social license lost by poor performance by the Company in areas such as health and safety, environmental impacts from the mine, increased traffic or noise, and other factors related to communications and interactions with various affected or interested groups. The Company expends significant financial and managerial resources to comply with various environmental, health and safety laws across various jurisdictions (including implementing safety protocols at sites, monitoring leading indicators, and emphasizing positive reinforcement). Despite these efforts, external factors such as press scrutiny or other distributed information about Eldorado specifically or extractive industries generally from the media, governments, non-governmental organizations or interested individuals can also influence sentiment and perceptions toward the Company and its operations.
Surrounding communities may affect operations and projects through restriction of site access for equipment, supplies and personnel or through legal challenges. This could interfere with work on the Company's operations, and potentially pose a security threat to employees or equipment. Social license may also impact our permitting ability, Company reputation and our ability to build positive community relationships in exploration areas or around newly acquired properties. Such opposition may also take the form of legal or administrative proceedings or manifestations such as protests, roadblocks or other forms of public expression against our activities, and may have a negative impact on our local or global reputation and operations.
Erosion of social license or activities of third parties seeking to call into question social license may have the effect of slowing down the development of new projects and may increase the cost of constructing and operating these projects. Opposition by community and activist groups to our operations may require modification of, or preclude the operation or development of, our projects and mines or may require us to enter into agreements with such groups or local governments with respect to our projects and mines or exploration activities, in some cases, causing increased costs and significant delays to the advancement of our projects. Productivity may also be reduced due to restriction of access, requirements to respond to security threats or proceedings initiated or delays in permitting and there may also be extra costs associated with improving the relationship between Eldorado and the surrounding communities. We seek to mitigate these risks through our commitment to operating in a socially responsible manner; however, there is no guarantee that our efforts in this respect will mitigate these risks.
In addition, governments in many jurisdictions where we operate, including Québec, must consult with local affected parties, including Indigenous peoples, with respect to grants of mineral rights and the issuance or amendment of project authorizations. These requirements are subject to change from time to time. Eldorado supports consultation and engagement with local communities, and consultation and other rights of Indigenous peoples which may require accommodations, including undertakings regarding financial compensation, employment, and other matters. This may affect our ability to acquire within a reasonable time frame effective mineral titles or environmental permits in these jurisdictions, including in some parts of Canada in which Indigenous title is claimed, and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen claims or grievances by Indigenous peoples also could affect existing operations as well as development projects and future acquisitions. These legal requirements and the risk of opposition by Indigenous peoples may increase our operating costs and affect our ability to expand or transfer existing operations or to develop new projects.
Environmental
Although we monitor our sites for potential environmental hazards, there is no assurance that we have detected, or can detect all possible risks to the environment arising from our business and operations. We expend significant resources to comply with environmental laws, regulations and permitting requirements, and we expect to continue to do so in the future. The failure to comply with applicable environmental laws, regulations and permitting requirements may result in injunctions, damages, suspension or revocation of permits and imposition of penalties, as well as a loss event in excess of insurance coverage and reputational damage. There is no assurance that:
•we have been or will be at all times in complete compliance with such laws, regulations and permitting requirements, or with any new or amended laws, regulations and permitting requirements that may be imposed from time to time;
•our compliance will not be challenged;
•the failure to comply with applicable environmental laws, regulations and permitting requirements will not require us to suspend, substantially alter or terminate our development activities or operations; or
•the costs of compliance will be economic and will not materially or adversely affect our future cash flow, results of operations and financial condition.
We may be subject to proceedings (and our employees subject to criminal charges in certain jurisdictions) in respect of alleged failures to comply with increasingly strict environmental laws, regulations or permitting requirements or of posing a threat to or of having caused hazards or damage to the environment or to persons or property. While any such proceedings are in process, we could suffer delays or impediments to or suspension of development and construction of our projects and operations and, even if we are ultimately successful, we may not be compensated for the losses resulting from any such proceedings or delays.
There may be existing environmental hazards, contamination or damage at our mines or projects that we are unaware of. We may also be held responsible for addressing environmental hazards, contamination or damage caused by current or former activities at our mines or projects or exposure to hazardous substances, regardless of whether or not hazard, damage, contamination or exposure was caused by our activities or by previous owners or operators of the property, past or present owners of adjacent properties or by natural conditions and whether or not such hazard, damage, contamination or exposure was unknown or undetectable.
Any finding of liability in such proceedings could result in additional substantial costs, delays in the exploration, development and operation of our properties and other penalties and liabilities related to associated losses, including, but not limited to:
•monetary penalties (including fines);
•restrictions on or suspension of our activities;
•loss of our rights, permits and property, including loss of our ability to operate in that country or generally;
•completion of extensive remedial cleanup or paying for government or third-party remedial cleanup;
•increases in insurance premiums;
•premature reclamation of our operating sites; and
•seizure of funds or forfeiture of bonds.
The costs of complying with any orders made or any cleanup required and related liabilities from such proceedings or events may be significant and could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price. See also "Current and Future Operating Restrictions".
We are not able to determine the specific impact that future changes in environmental, health and safety laws, regulations and industry standards may have on our operations and activities, and our resulting financial position; however, we anticipate that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environmental, health and safety laws, regulations and industry standards. For example, emissions standards for carbon dioxide and sulphur dioxide are becoming increasingly stringent, as are laws relating to the use and production of regulated chemical substances and the consumption of water by industrial activities. Further changes in environmental, health and safety laws, regulations and industry standards, new information on existing environmental, health and safety conditions or other events, including legal proceedings based upon such conditions, or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures, or otherwise have a material adverse effect on Eldorado. Changes in environmental, health and safety laws, regulations and industry standards could also have a material adverse effect on product demand, product quality and methods of production, processing and distribution. In the event that any of our products were demonstrated to have negative health effects, we could be exposed to workers' compensation and product liability claims, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price. See also “Waste Disposal”.
On May 27, 2021, the Ministry of Industry and Information Technology of the People's Republic of China issued YS/T 3004-2021 – Gold Industry Standard of the People's Republic of China (the "Industry Standard") which was implemented on October 1, 2021. When imported into China, gold concentrates that comply with the Industry Standard are cleared under tariff number HS 2616 9000.01 and are exempt from import charges, whereas all other gold concentrates are declared under tariff number HS 2616 9000.09 and a VAT charge of 13% is imposed. Olympias gold concentrates do not fall within the scope of the Industry Standard due to the level of arsenic contained therein and therefore have been declared under tariff number HS 2616 9000.09 since October 1, 2021. Upon importation into China, they are subject to a 13% VAT import charge. Although we are exploring other markets and addressing this change in our commercial agreements on a bilateral basis to minimize the effect, approximately 33% of Olympias sales are expected to be subject to the 13% VAT charge in 2025 and there can be no assurance that the effects of the Industry Standard will not have a material adverse effect on Eldorado’s business, results of operations and financial condition.
Geotechnical Considerations
Throughout the mining industry, operational conditions continue to become more challenging, with the need to mine increasingly variable and deep deposits which increases exposure to seismic activity, geotechnical complexity and hydrogeological uncertainty. These considerations can be observed with unusual or unexpected geological conditions, rock bursts, rock falls, rock slides, cave-ins, ground or stope instabilities. Although we take precautions to mitigate such risks, unanticipated adverse conditions may occur and may be difficult to predict.
Geotechnical challenges can be observed in the following underground facilities:
•ramp portals and main declines;
•level developments;
•ore stopes;
•workshops and wash bays;
•office and canteen excavations;
•pump station and ventilation-related excavations;
•ore shafts and material handling systems;
•ventilation shafts and escapeways;
•electrical substation excavations;
•warehouse and storage facilities; and
•backfill reticulation systems.
Geotechnical challenges can also be observed in surface facilities such as:
•heap leach pads;
•water management structures and ponds;
•waste rock or ore storage areas;
•tailings storage areas (both slurried and filtered); and
•open pit operations.
Adverse and variable conditions may occur and may be affected by risks and hazards outside of our control, and may result in sudden or unpredicted movement of material, including slips or other failures in heap leach pads, tailings storage areas, waste rock or ore storage areas, water management areas, open pits or around other surface infrastructure such as roads and other accessways. These material movement events may result in containment discharges, leakage of leaching solutions or other hazardous substances, disruption of operational activities or significant risk to personnel and equipment safety. Such events may not be detected in advance and all of which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price. See also “Environmental”, “Waste Disposal”, and “Production and Processing”.

Waste Disposal
The water collection, treatment and disposal operations at the Company's mines are subject to substantial regulation and involve significant environmental risks. The extraction process for gold and other metals can produce tailings. Tailings are the process waste generated once grinding and extraction of gold or other metals from the ore is completed in the milling process, which are stored in engineered facilities designed, constructed, operated and closed in conformance with applicable regulations and industry standards. Tailings may be filtered for placement in a surface facility, stored in slurry form in a surface facility, or mixed with cement (and potentially other waste material) and used underground as structural fill. A number of factors can affect our ability to successfully dispose of waste material in the form that is optimal for our operations, including, but not limited to:
•access to suitable locations due to permitting, operational or other restrictions;
•requirements to encapsulate acid-generating or other hazardous material;
•milled material being ground too fine and requiring further treatment; and
•sufficient infrastructure required to place material underground in the right locations.
If issues with any of the above items occur, the normal discharge or placement process may be affected, requiring us to alter existing plans. While minor issues of this nature are part of normal operations, more issues may arise than anticipated, which could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
The Company operates its tailings facilities to conform with TSM guidelines and aligns with the Canadian Dam Association standards. The Company currently operates active filtered tailings facilities at the Efemçukuru operation in Türkiye (designated as the Efemçukuru TMF) and at the Olympias operation in Greece (designated as the KTMF).
The Lamaque Complex contains one operational and two inactive tailings facilities. Slurried tailings are currently being deposited at the tailings facility located adjacent to the Sigma mill, designated as the Sigma TMF. An inactive second TMF is located at the Aurbel site, designated as the Aurbel TMF. The third inactive tailings facility is located within the operational area of Lamaque, designated as the Lamaque TMF. No tailings are currently being deposited to the Aurbel TMF or Lamaque TMF.
In 2021, Eldorado established an ITRB to provide technical guidance on design and operational practices at its tailings facilities.
Although the Company has established the ITRB and conducts extensive maintenance and monitoring, engages external consultants and incurs significant costs to maintain the Company's operations, equipment and infrastructure, including TMFs (including, without limitation, those tailings facilities, both active and inactive, associated with Eldorado's operations in Türkiye, Greece and Québec), unanticipated failures or damage, insufficient equipment or infrastructure, as well as changes to laws and regulations may occur that could cause injuries, production loss, environmental pollution, a loss event in excess of insurance coverage, reputational damage or other materially adverse effects on the Company's operations and financial condition resulting in significant monetary losses, restrictions on operations and/or legal liability, and which could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
A major spill, failure or material flow from the tailings facilities (including through occurrences beyond the Company's control such as extreme weather, a seismic event, or other incidents) may cause damage to the environment and the surrounding communities. Poor design or poor maintenance of the tailings impoundment structures or improper management of site water may contribute to structural failure or tailings release and could also result in damage or injury. Failure to comply with existing or new environmental, health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the Company's business, results of operations, financial condition and the Eldorado Gold share price. The Company may also be held responsible for the costs of investigating and addressing contamination (including claims for natural resource damages) or for fines or penalties from governmental authorities relating to contamination issues at current or former sites, either owned directly or by third parties. The Company, and in some cases its directors and officers, could also be held liable for claims relating to exposure to hazardous and toxic substances and major spills or failure of the tailing facilities, which could include a breach of a tailings impoundment. The costs associated with such responsibilities and liabilities may be significant, be higher than estimated and involve a lengthy clean-up. Moreover, in the event that the Company is deemed liable for any damage caused by a major spill, failure or material flow from the tailings facilities (including through occurrences beyond the Company's control such as extreme weather, a seismic event, or other incidents), the Company's losses or the consequences of regulatory action might exceed insurance coverage. Should the Company be unable to fully fund the cost of remedying such environmental concerns, the Company may be required to suspend operations temporarily or permanently. Such incidents could also have a negative impact on the reputation of the Company and have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Mineral Tenure
In the countries in which we operate, the mineral rights, or certain portions of them, are state-owned. In such countries, we must enter into contracts with the applicable governments, or obtain permits or concessions from them, that allow us to hold rights over mineral rights and rights (including ownership) over parcels of land and conduct our operations thereon. The availability of such rights and the scope of operations we may undertake are subject to the discretion of the applicable governments and may be subject to conditions. New laws and regulations, or amendments to laws and regulations relating to mineral tenure and land title and usage thereof, including expropriations and deprivations of contractual rights, if proposed and enacted, may affect our rights to our mineral properties.
In many instances, we can initially only obtain rights to conduct exploration activities on certain prescribed areas, but obtaining the rights to proceed with development, mining and production on such areas or to use them for other related purposes, such as waste storage or water management, is subject to further application, conditions or licenses, the granting of which are often at the discretion of the governments. In many instances, our rights are restricted to fixed periods of time with limited, and often discretionary, renewal rights. Delays in the process for applying for such rights or renewals or expansions, or the nature of conditions imposed by government, could have a material adverse effect on our business, including our existing developments and mines, and our results of operations, financial condition and the Eldorado Gold share price.
The cost of holding these rights often escalates over time or as the scope of our operating rights expands. There is no assurance that the mineral rights regimes under which we hold properties or which govern our operations thereon will not be changed, amended, or applied in a manner which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price, that the ongoing costs of obtaining or maintaining our rights will remain economic and not result in uncompensated delays or that compliance with conditions imposed from time to time will be practicable. Any inability to obtain and retain rights to use lands for our ongoing operations at all or on a timely basis could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
It is possible that our present or future tenure may be subject to challenges, prior unregistered agreements or transfers, and competing uses. In addition, certain lands in Canada are subject to Indigenous rights, treaty rights and/or asserted rights in and to traditional territories. Our rights may also be affected by undetected defects in title. There is no assurance that any of our holdings will not be challenged. We may also be subject to expropriation proceedings for a variety of reasons. When any such challenge or proceeding is in process, we may suffer material delays in our business and operations or suspensions of our operations, and we may not be compensated for resulting losses. Any defects, challenges, agreements, transfers or competing uses which prevail over our rights, and any expropriation of our holdings, could have a material adverse effect on our business, including our total loss of such rights, and our results of operations, financial condition and share price.
Certain of our mining properties are subject to royalty and other payment obligations. If we fail to meet any such obligations, we may lose our rights.
There is no assurance that we will be able to hold or operate on our properties as currently held or operated or at all, or that we will be able to enforce our rights with respect to our holdings, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Permits
Activities in the nature of our business and operations can only be conducted pursuant to a wide range of permits and licenses obtained or renewed in accordance with the relevant laws and regulations in the countries in which we operate. These include, without limitation, permits and licenses, which authorize us to conduct business in such countries; import or export goods and materials; employ foreign personnel in-country; and operate equipment, among other things.
In connection with the development of projects, we may be actively discussing permits with various government authorities. The duration and success of each permitting process are contingent upon many factors that we do not control. In the case of foreign operations, granting of government approvals, permits and licenses is, as a practical matter, subject to the discretion of the applicable governments or government officials. In all jurisdictions, there may be a lack of available or experienced personnel at the applicable regulator, and we may be competing against other mineral projects for the regulator’s attention. As a result of these and other factors specific to each application, there may be delays in the review process. If the Company experiences such delays, the Company may be required to pay standby costs for the period during which activities are suspended, including payment of a portion of the salaries to those employees who have been suspended pending resolution of the permitting process. In addition, certain of Eldorado's mining properties are subject to royalty and other payment obligations. Failure to meet Eldorado's payment obligations under these agreements could result in the loss of its rights.
In the context of environmental protection permitting, including the approval of reclamation plans, we are required to comply with existing laws and regulations and other standards that may entail greater or lower costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority.
We have in the past experienced significant delays in the timely receipt of necessary permits and authorizations from the Hellenic Republic in order to advance operations in Greece, including in respect of Skouries. As a result, Skouries was placed on care and maintenance and these delays impacted the Company's business and financial condition. We currently hold all necessary permits for the development of Skouries mine, but it must be noted that it is possible that in the future other delays in the timely receipt of necessary permits may delay or otherwise impact our operations. Delays and other impacts may be further exacerbated by legal challenges, reviews, or appeals by various government and non-government organizations.
In Q2 2023, we obtained a modification and time extension (up to 2038) of the Kassandra Mines Environmental Terms approval (the “2023 Environmental Terms Approval”) which covers the expansion of the Olympias processing facility and the Stratoni port modernization. Our current Environmental Terms are valid through April 2038 and cover all of our operations. In June 2023, local associations and residents around the Kassandra Mines filed an appeal for the annulment of the 2023 Environmental Terms Approval. The appeal claims legal grounds relating to the Investment Agreement, and requests that the provisions concerning the independent environmental auditor and certain environmental provisions should be annulled. The Company has filed an intervention, and the hearing is expected to occur within 2025. In the case of a partial or full annulment of the 2023 Environmental Terms Approval, the 2011 Environmental Terms (as applicable in 2023) would still be valid on the relevant chapters. However, any provisions in the 2023 Environmental Terms not covered by the 2011 Environmental Terms would be subject to a new approval process and, depending on the extent of the relevant provisions and process duration, could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
In addition, some of our current mineral tenures, licenses and permits, including environmental and operating permits for Olympias, and forest permits and the Environmental License and Permit for Kisladag, are due to expire prior to our planned life of mines, and will require renewals on terms acceptable to Eldorado. In the case of Olympias, there are relevant provisions for their renewal in the Investment Agreement. There is no assurance that we will be able to obtain or renew these tenures and permits in order to conduct our business and operations in a timely manner or at all, or that we will be in a position to comply with all conditions that are imposed. The failure to obtain or renew such tenure and permits, or the imposition of extensive conditions, could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
In November 2024, the Québec National Assembly adopted An Act to amend the Mining Act and other provisions, SQ 2024, c 36 ("Bill 63"). This statute amends the Québec Mining Act as well as other provincial laws and regulations in several ways. Among other things, the new legislation grants enhanced powers to the Québec Minister of Natural Resources and Forests (the "Minister") to control mining operations. For instance, the Minister may impose, at the time the Minister considers appropriate, new conditions and requirements to prevent or limit the impact that mining exploration activities may have on local and Indigenous communities, or to prioritize or reconcile competing uses of land. Similar conditions may also be imposed by the Minister when granting a mining lease. Bill 63 also introduces a no-fault liability regime for mining operators for certain events that will be determined by regulation. Once in effect, this regime could require Eldorado to make reparation for any harm or injury caused in the exercise of a mining right in connection with such events. Additional regulatory changes are also expected to be adopted in the coming months to implement certain provisions of Bill 63. These changes will affect the regulatory landscape within which Eldorado operates in Québec and could potentially result in increased obligations and liabilities as well as permitting delays or restrictions for our projects in Québec.

Non-Governmental Organizations
Certain non-governmental organizations ("NGOs") that oppose globalization and resource development are often vocal critics of the mining industry and its practices, including the use of hazardous substances in processing activities and the related environmental impact, and such NGOs may oppose our current and future operations or further development or new development of projects or operations on such grounds. Adverse publicity generated by such NGOs or other parties generally related to extractive industries or specifically to our operations, could have an adverse effect on our reputation, impact our relationships with the communities in which we operate and ultimately have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
NGOs may lobby governments for changes to laws, regulations and policies pertaining to mining and relevant to our business activities which, if made, could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
NGOs may organize protests, install road blockades, apply for injunctions for work stoppage, file lawsuits for damages and intervene and participate in lawsuits seeking to cancel our rights, permits and licenses. These actions can relate not only to current activities but also historic mining activities by prior owners and could have a material adverse effect on our business and operations. NGOs may also file complaints with regulators in respect of our directors and officers. Such complaints, regardless of whether they have any substance or basis in fact or law, may have the effect of undermining the confidence of the public or a regulator in Eldorado Gold or such directors or officers. This may adversely affect our prospects of obtaining the regulatory approvals necessary for the advancement of some or all of our exploration and development plans or operations and our business, results of operations, financial condition and the Eldorado Gold share price.
Reputational
Damage to Eldorado's reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although we believe that we operate in a manner that is respectful to all affected parties and take care in protecting our image and reputation, we do not have control over how we are perceived by others. Any reputation loss could result in decreased investor confidence and increased challenges in developing and maintaining community relations, which may have adverse effects on our business, results of operations, financial condition and the Eldorado Gold share price.
The usage of social media and other web-based applications (collectively, “social media”) to connect the global community continues to increase. As a result, social media has increasing power to influence public perceptions (and impact corporate reputations). We do not have control over third-party content about Eldorado that is generated and shared by users of social media platforms, nor can we control user discussions and commentary about the Company, which in turn increases the risk of losing control over public perception of the Company and its reputation. Reputation loss, including specifically as a result of social media misinformation campaigns targeting the Company’s development projects in Greece, may lead to increased and continued challenges in developing and maintaining community relations, decreased investor confidence, and may act as an impediment to the Company’s overall ability to advance its projects and procure capital from investors, thereby having a material adverse impact on our business, results of operations, financial condition and the Eldorado Gold share price.
Climate Change
We recognize that climate change is a global issue that has the potential to impact our operations, affected or interested parties and the communities in which we operate. This may result in physical risks and transition-related risks (including without limitation, regulatory, market, technology, and reputational risks). The continuing rise in global average temperatures has created varying changes to regional climates across the globe, resulting in risks to infrastructure, equipment and personnel. We face the possibility of increased costs and potential health risks to try to mitigate the negative effects of climate change. Governments at all levels are moving towards enacting legislation to address climate change by regulating, among other things, carbon emissions, clean fuel standards and energy efficiency. Where legislation has already been enacted, regulations regarding industrial emission levels and energy efficiency are generally becoming more stringent. The mining industry, as a significant emitter of greenhouse gas emissions, is particularly exposed to these regulations. We have set a target to mitigate Scope 1 and Scope 2 GHG emissions by an amount equal to 30% of our 2020 baseline from currently operating mines (Lamaque Complex, Kışladağ, Efemçukuru and Olympias) and Stratoni by 2030, on a “business-as-usual” basis.

Our ability to effectively meet our target includes matters outside of our control, including the fact that we are partially reliant on the decarbonization of the electrical grid in Greece. Generally, the timeline and ability to obtain permitting approvals (inclusive of grid interconnections) are not within our control. With respect to grid decarbonization in Greece, grid congestion is resulting in limited availability of renewable power and project delays. In addition, our Scope 1 and 2 targets currently do not include our Skouries Project as it is still in development. Changes in our targets, either in connection with new projects commencing production, or to align our existing projects with international commitments, standards, and requirements, may impact timelines and capital requirements. Accordingly, these factors may result in us choosing different projects to meet targets, while also subjecting us to the possibility of new factors beyond our control. Furthermore, affected or interested parties, including shareholders, may increase demands for emissions reductions and call upon us or mining companies in general to better manage the consumption of climate-relevant resources (hydrocarbons, water, etc.). Costs associated with meeting these requirements may be offset somewhat by increased energy efficiency and technological innovation. However, there is no assurance that compliance with such commitments, standards, and/or requirements will not have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
With respect to physical risks of climate change, relevant hazards to our operations may include extreme heat and heat waves (particularly at the Lamaque Complex, Kışladağ, Olympias, Skouries), extreme cold and freeze-thaw cycles, heavy snow, freezing rain (particularly at the Lamaque Complex), wind gusts (particularly at the Lamaque Complex, Kışladağ, Efemçukuru, Skouries), drought in local communities (particularly at Kışladağ, Efemçukuru), short- and long-duration rainfall, lightning, wildfires, and tornadoes, which have the potential to disrupt our development projects and operations and the transport routes we use. While all of our operations are exposed to physical risks from climate change, the anticipated impacts are location specific. Our physical climate risk assessments at the Lamaque Complex, Kışladağ, Efemçukuru, Olympias operating mines and the Skouries development project were updated in 2024. Our highest physical climate risks relate to short- and long-duration rainfall at Skouries, in large part because it is under construction, and therefore final design criteria and physical infrastructure such as embankments, dams, and water diversion and management structures, and planned controls are not yet fully implemented. Potential impacts include loss of containment and/or separation of contact, non-contact and process waters, with potential consequences to the environment and corresponding regulatory penalties that could follow, as well as road washouts, landslides, equipment loss and inaccessibility to flooded areas. See also “Foreign Operations”.
Impacts from such physical risks can temporarily slow or halt operations due to physical damage to assets, reduced productivity to appropriately plan and implement safety protocols on site related to extreme temperatures, winds, freezing rain, wildfires and lightning events, and local or global supply route disruptions that may limit transport of essential materials, chemicals and supplies. Where appropriate, our facilities have developed emergency plans for managing extreme weather conditions; however, these plans may not be effective in mitigating such conditions, and extended disruptions could result in interruption to construction or production and deliveries to buyers which may adversely affect our business, results of operations, financial condition and the Eldorado Gold share price. Our facilities depend on regular and steady supplies of consumables (water, diesel fuel, chemical reagents, etc.) to operate efficiently. Our operations also rely on the availability of energy from public power grids, which may be put under stress due to extremes in temperatures, or face service interruptions due to more extreme weather and climate events, including wildfires. Changing climate patterns may also affect the availability of water. If the effects of climate change cause prolonged disruption to the delivery of essential commodities or our product, or otherwise affect the availability of essential commodities, or affect the prices of these commodities, then our production efficiency may be reduced which may have adverse effects on our business, results of operations, financial condition and the Eldorado Gold share price.
With respect to transition-related regulatory risks, the effects of changes may include the financial impact of carbon pricing regulations if and when Eldorado's operating sites are affected by such regulations, managing fuel and electricity costs and incentives for adopting low-carbon technologies, insurance premiums associated with weather events and emissions intensities, access to capital for advancing and funding low-carbon mining operations and projects, accessing sustainability-linked capital and managing regulatory compliance and corporate reputation related to evolving governmental and societal expectations. As international agreements and expectations regarding climate targets, standards, and requirements evolve, we may experience a lag between such developments and our ability to address them at an operational level (whether in connection with their application to newly acquired assets or existing projects). Such effects may have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Change of Control
Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding Senior Notes (as hereinafter defined) at 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date. Additionally, under the Credit Facility, a change of control (as defined therein) will constitute an event of default that permits the lenders to accelerate the maturity of borrowings under the credit agreement and terminate their commitments to lend.
The source of funds for any purchase of the Senior Notes and repayment of borrowings under the Credit Facility would be our available cash or cash generated from our subsidiaries' operations or other sources, including borrowings, sales of assets or sales of equity, as applicable. We may not be able to repurchase the Senior Notes or repay the Credit Facility upon a change of control because we may not have sufficient financial resources to purchase all of the debt securities that are tendered upon a change of control and repay any of our other indebtedness that may become due. We may require additional financing from third parties to fund any such purchases, and we may be unable to obtain financing on satisfactory terms or at all. Further, our ability to repurchase the Senior Notes may be limited by law. In order to avoid the obligations to repurchase the Senior Notes and events of default and potential breaches of the Credit Facility, we may have to avoid certain change of control transactions that would otherwise be beneficial to us.
Actions of Activist Shareholders
In the past, shareholders have instituted class action lawsuits against companies that have experienced volatility in their share price. Class action lawsuits can result in substantial costs and divert management's attention and resources, which could significantly harm our profitability and reputation. There is no assurance that Eldorado Gold will not be subject to class action lawsuits.
Publicly-traded companies have also increasingly become subject to campaigns by investors seeking to advocate certain governance changes or corporate actions such as financial restructuring, special dividends, share repurchases or even sales of assets or the entire company. We could be subject to such shareholder activity or demands. Given the challenges we have encountered in our businesses in past years, our governance and strategic focus may not satisfy such shareholders who may attempt to promote or effect further changes or acquire control over us. Responding to proxy contests, media campaigns and other actions by activist shareholders, if required, will be costly and time-consuming, will disrupt our operations and would divert the attention of the Board and senior management from the pursuit of our business strategies, which could adversely affect our results of operations, financial condition and/or prospects. If individuals are elected to the Board with a specific agenda to increase short-term shareholder value, it may adversely affect or undermine our ability to effectively implement our plans. Perceived uncertainties as to our future direction resulting from shareholder activism could also result in the loss of potential business opportunities and may make it more difficult to attract and retain qualified personnel and business partners, to our detriment.
Estimation of Mineral Reserves and Mineral Resources Estimates Only
Mineral Reserve and Mineral Resource estimates are only estimates and we may not produce gold or other metals in the quantities estimated.
Proven and Probable Mineral Reserve estimates may need to be revised based on various factors including:
•actual production experience;
•our ability to continue to own and operate our mines and property;
•fluctuations in the market price of gold, copper, and other metals;
•results of drilling or metallurgical testing;
•production costs; and
•recovery rates.
The cut-off values and cut-off grades for the Mineral Reserves and Mineral Resources are based on our assumptions about plant recovery, metal prices, mining dilution and recovery, and our estimates for operating and capital costs, which are based on historical production figures. We may have to recalculate our estimated Mineral Reserves and Mineral Resources based on actual production or the results of exploration. Fluctuations in the market price of gold, unanticipated increases in production costs (such as labour, energy, or other key inputs) or recovery rates can make it unprofitable for us to develop or operate a particular property for a period of time. As part of the annual Mineral Reserves and Mineral Resources review process, a summary of which was published on December 11, 2024 with an effective date of September 30, 2024, cut-off values or cut-off grades were updated to reflect current operating and market conditions. If there is a material decrease in our Mineral Reserve estimates, or our ability to extract the Mineral Reserves, it could have a material adverse effect on our future cash flow, business, results of operations, financial condition and the Eldorado Gold share price.

There are uncertainties inherent in estimating Proven and Probable Mineral Reserves and Measured, Indicated and Inferred Mineral Resources, including many factors beyond our control. Estimating Mineral Reserves and Mineral Resources is a subjective process. Accuracy depends on the quantity and quality of available data and assumptions and judgments used in engineering and geological interpretation, which may be unreliable or subject to change. It is inherently impossible to have full knowledge of particular geological structures, faults, voids, intrusions, natural variations in and within rock types and other occurrences. Additional knowledge gained or failure to identify and account for such occurrences in our assessment of Mineral Reserves and Mineral Resources may make mining more expensive and cost prohibitive, which will have a material adverse effect on our future cash flow, business, results of operations, financial condition and the Eldorado Gold share price.
There is no assurance that the estimates are accurate, that Mineral Reserve and Resource figures are accurate, or that the Mineral Reserves or Resources can be mined or processed profitably. Mineral Resources that are not classified as Mineral Reserves do not have demonstrated economic viability. Measured Mineral Resources, Indicated Mineral Resources, or an Inferred Mineral Resource may not ever be upgraded to a higher category and an Inferred Mineral Resource may not exist or be economically or legally feasible to mine.
Because mines have limited lives based on Proven and Probable Mineral Reserves, we must continually replace and expand our Mineral Reserves and any necessary associated surface rights as our mines produce gold and their life of mine is reduced.
Our ability to maintain or increase annual production of gold and other metals will depend significantly on:
•the geological and technical expertise of our management and exploration teams;
•the quality of land available for exploration;
•our mining and processing operations;
•our ability to conduct successful exploration efforts; and
•our ability to develop new projects and make acquisitions.
As we explore and develop a property, we are constantly determining the level of drilling and analytical work required to maintain or upgrade our confidence in the geological model. Depending on continuity, the amount of drilling will vary from deposit to deposit. The degree of analytical work is determined by the variability in the ore, the type of metallurgical process used and the potential for deleterious elements in the ore. We do not drill exhaustively at all deposits or analyze every sample for every known element as the cost would be prohibitive. Therefore, unknown geological formations are possible, which could limit our ability to access the ore or cut off the ore where we are expecting continuity. It is also possible that we have not correctly identified all metals and deleterious elements in the ore in order to design metallurgical processes correctly.
There may be associated metals or minerals that are deleterious to the extraction process or that may make downstream metallurgical processes more difficult. The presence of these metals or minerals may result in us having problems in developing a process that will allow us to extract the ore economically. Alternatively, the ore may not be as valuable as we anticipate due to the lower recoveries received or the penalties associated with the extraction of deleterious materials that are sold as part of the saleable product. There is no assurance that our exploration programs will expand our current Mineral Reserves or replace them with new Mineral Reserves. Failure to replace or expand our Mineral Reserves, as well as maintain or increase our annual production of gold and other metals, could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Different Standards and Regulatory Reviews
The standards used to prepare and report Mineral Reserves and Mineral Resources in this AIF differ from the requirements of the SEC that are applicable to domestic United States reporting companies. Any Mineral Reserves and Mineral Resources reported by Eldorado in accordance with NI 43-101 may not qualify as such under SEC standards, including Subpart 1300 of Regulation S-K under the United States Exchange Act of 1934, as amended (“Subpart 1300 of Regulation S-K”). Accordingly, information contained in this AIF containing descriptions of the Eldorado mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder. See also “Reporting Mineral Reserves and Mineral Resources”.
Eldorado's public disclosure documents, including this AIF, are subject to review by applicable securities regulatory authorities and stock exchanges upon which our securities are listed. While we employ internal personnel and engage external counsel and other experts to review our disclosure documents for compliance with applicable regulatory requirements, the applicable securities regulatory authorities may take a different view or interpretation of applicable legislative provisions, instruments, policies and notices than the Company, or exercise discretion in a manner that is contrary to our expectations. In such instances, the Company may be required to issue supplemental or amended disclosure documents or clarifying news releases, which may be inconsistent with peer disclosures, cause investor uncertainty and negatively impact our ability to compete with comparable mining companies. Such outcomes could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Pandemics, Epidemics and Public Health Crises
The occurrence or reoccurrence of any pandemic, epidemic, endemic or similar public health threats (such as COVID-19) and the resulting negative impact on the global economy and financial markets, the duration and extent of which is highly uncertain and could be material, may have an adverse impact on our business, results of operations, financial condition and the Eldorado Gold share price.
The extent to which global pandemics impact our business going forward will depend on a variety of factors including directives of government and public health authorities; disruptions and volatility in the global capital markets, which may increase cost of capital and adversely impact access to capital; impacts on workforces throughout the regions in which we operate, which may result in our workforce being unable to work effectively, including because of illness, quarantines, government actions, facility closures or other restrictions in connection with such pandemics; the roll out and effectiveness of vaccines or other treatments; delays in product refining and smelting due to restrictions or temporary closures; sustained disruptions in global supply chains; and other unpredictable impacts that are not foreseeable at this time. These and other impacts of a pandemic, epidemic, endemic or similar public health threats could also have the effect of heightening many of the other risks described in this section.
Regulated Substances
The transportation and use of certain substances that we use in our operations are regulated by the governments in the jurisdictions in which we operate. Two obvious examples are explosives and cyanide. Regulations may include restricting where the substance can be purchased; requiring a certain government department to approve or handle the purchase and transport of the substances; and restricting the amount of these substances that can be kept on-site at any time, among others.
Eldorado Gold is a signatory to the International Cyanide Management Code (“ICMC”), which commits us to mandating that our sites adhere to the standards imposed under the ICMC for the purchase, transportation, use and disposal of cyanide. Applicable laws and administrative practices governing such activities may change. This may result in delays or suspension of operations.
Acquisitions
Although we actively seek acquisition opportunities that are consistent with our growth strategy, we are not certain that we will be able to identify suitable candidates that are available at a reasonable price, complete any acquisition, or integrate any acquired business into our operations successfully. Acquisitions can involve a number of special risks, circumstances or legal liabilities, which could have a material adverse effect on our business, results of operations, financial condition, reputation and the Eldorado Gold share price.
Acquisitions may be made by using available cash, incurring debt, issuing common shares or other securities, or any combination of the foregoing. This could limit our flexibility to raise capital, operate, explore and develop our properties and make other acquisitions, and it could further dilute and decrease the trading price of our common shares. When we evaluate a potential acquisition, we cannot be certain that we will have correctly identified and managed the risks and costs inherent in that business.
We have discussions and engage in other activities with possible acquisition targets from time to time, and each of these activities could be in a different stage of development. There is no assurance that any potential transaction will be completed and the target integrated with our operations, systems, management and culture successfully in an efficient, effective and timely manner or that the expected bases or sources of synergies will in fact produce the benefits anticipated. In addition, synergies assume certain long-term realized gold and other metals prices. If actual prices are below such assumed prices, this could adversely affect the synergies to be realized. If we do not successfully manage our acquisition and growth strategy, it could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We continue to pursue opportunities to acquire advanced exploration assets that are consistent with our strategy. At any given time, discussions and activities with respect to such possible opportunities may be in process on such initiatives, each at different stages of due diligence. From time to time, we may acquire securities of, or an interest in, companies; and we may enter into acquisitions or other transactions with other companies.
Transactions involving acquisitions have inherent risks, including, accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of potential acquisitions; limited opportunity for and effectiveness of due diligence; ability to achieve identified and anticipated operating and financial synergies; unanticipated costs, liabilities and write-offs including higher capital and operating costs than had been assumed at the time of acquisition, and diversion of management attention from existing business, among others.
Any of these factors or other risks could result in us not realizing the benefits anticipated from acquiring other properties or companies, and could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Acquisitions can pose challenges in implementing the required processes, procedures and controls in the new operations. Companies that we acquire may not have disclosure controls and procedures or internal controls over financial reporting that are as thorough or effective as those required by the securities laws that currently apply to us.
Due to the nature of certain proposed transactions, it is possible that shareholders may not have the right to evaluate the merits or risks of any future acquisition, except as required by applicable laws and stock exchange rules.
Dispositions
When we decide to sell certain assets or projects, we may encounter difficulty in finding buyers or executing alternative exit strategies on acceptable terms in a timely manner, which could delay the accomplishment of our strategic objectives. For example, delays in obtaining tax rulings and regulatory approvals or clearances, and disruptions or volatility in the capital markets may impact our ability to complete proposed dispositions. Alternatively, we may dispose of a business at a price or on terms that are less than we had anticipated. After reaching an agreement with a buyer or seller for the disposition of a business, we may be required to obtain necessary regulatory and governmental approvals on acceptable terms and pre-closing conditions may need to be satisfied, all of which may prevent us from completing the transaction. Dispositions may impact our production, Mineral Reserves and Mineral Resources and our future growth and financial conditions. Despite the disposition of businesses or assets, we may continue to be held responsible for actions taken while we controlled and operated such businesses or assets. Dispositions may also involve continued financial involvement in the divested business, such as through continuing equity ownership, guarantees, indemnities or other financial obligations. Under these arrangements, performance by the divested businesses or assets or other conditions outside our control could affect our future financial results. For example, in October, 2021, the Company sold its interest in the Tocantinzinho Project (“TZ”), a non-core gold asset located in Brazil, to G Mining Ventures Corp. (“GMIN”). The agreement governing the sale of TZ, which is not material to the Company, includes deferred consideration. The Company therefore remains indirectly exposed to the performance of GMIN until such time as the deferred consideration is paid.
Co-ownership of Our Properties
Mining projects are often conducted through an unincorporated joint venture or a co-owned incorporated joint venture company. Co-ownership often requires unanimous approval of the parties or their representatives for certain fundamental decisions such as an increase (or decrease) in registered capital, a merger, division, dissolution, amendment of the constitutional documents, and pledge of the assets, which means that each co-owner has a right to veto any of these decisions, which could lead to a deadlock. We are subject to a number of additional risks associated with co-ownership, including disagreement with a co-owner about how to develop, operate or finance the project; that a co-owner may at any time have economic or business interests or goals that are, or become, inconsistent with our business interests or goals; and that a co-owner may not comply with the agreements governing our relationship with them, among others.
Some of our interests are, and future interests may be, through co-owned companies established under and governed by the laws of their respective jurisdictions.
If a co-owner is a state-sector entity, then its actions and priorities may be dictated by government or other policies instead of purely commercial considerations. Decisions of a co-owner may have an adverse effect on the results of our operations in respect of the projects to which the applicable co-ownership relates.

Investment Portfolio
The Company has invested, and anticipates continuing to invest by purchasing non-majority stakes of the securities of other companies, primarily junior mining companies that hold early-stage exploration or development properties, each of which carries its own inherent risks. The Company does not control any of these investee companies and has limited or no ability to influence the investee companies’ management, operational decisions and policies. Investing in junior mining and other companies involves a high degree of risk, including the potential loss of some or all of the amount invested, as the value of each investment will fluctuate with changes in market conditions and the nature of the Company’s investment. Market prices of each investee company’s securities will also change with, among other things, the market’s assessment of that investee company’s prospects, operational risk, political risk, credit risk and other risks. In addition, unanticipated risks in respect of the investee companies may arise given the limited nature of the due diligence investigations performed by the Company in respect of these investments. In some instances, the investee companies are, or will be, non-public or do not and will not have an active market for their securities, which means the Company may not be able to sell such investments at a reasonable price, in a timely manner, or at all. Any adverse developments, whether temporary or permanent, with respect to any of these investee companies may adversely affect the value of the Company’s interest in the investments and may require the Company to record a loss on the investment. Further, although the Company expects that its investee companies will operate in accordance with industry standards and applicable laws, there can be no assurances that all activities of the investee companies will align with the Company's principles and standards, and may expose the Company to reputational risks. The realization of any of the foregoing risks could have an adverse effect on the Company’s results of operations and financial condition.
Share Price Volatility, Volume Fluctuations and Dilution
The capital markets have experienced a high degree of volatility in the trading price and volume of shares sold over the past few years. Many companies have experienced wide fluctuations in the market price of their securities that have not necessarily been related to their operating performance, underlying asset values or prospects. There is no assurance that the price of our securities will not be affected.
Future acquisitions could be made through the issuance of equity securities of Eldorado Gold. Additional funds may be needed for our exploration and development programs and potential acquisitions, which could be raised through equity issues. Issuing more equity securities can substantially dilute the interests of Eldorado Gold shareholders. Issuing substantial amounts of Eldorado Gold securities, or making them available for sale, could have an adverse effect on the prevailing market prices for Eldorado Gold's securities. A decline in the Eldorado Gold share price could hamper the ability of Eldorado Gold to raise additional capital through the sale of its securities.
Competition
We compete for attractive mineral properties and projects with other entities that have substantial financial resources, operational experience, technical capabilities, skilled labour and political strengths, including state owned and domestically domiciled entities, in some of the countries in which we now, or may in the future wish to, conduct our business and operations.
We may not be able to prevail over these competitors in obtaining mineral properties that are producing or capable of producing metals, in attracting and retaining the skilled labour required to develop and operate our projects, or to compete effectively for merger and acquisition targets, or do so on terms we consider acceptable. This may limit our growth and our ability to replace or expand our Mineral Reserves and Mineral Resources and could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Limited Number of Smelters and Off-Takers
We rely on a limited number of smelters and off-takers to produce and distribute the product of our operations, a substantial number of which are in China. The amount of gold and other concentrates that we can produce and sell is subject to the accessibility, availability, proximity, and capacity of the smelters and off-takers to produce and distribute the product of our operations. A lack of smelter capacity to process Eldorado's gold and other concentrates, in China and elsewhere, whether as a result of environmental, health and safety laws, regulations and industry standards or otherwise, could limit the ability for Eldorado to sell or otherwise deliver its products to market. In addition, Eldorado may be unable to realize the full economic potential of certain of its products or experience a reduction of the price offered for certain of Eldorado's gold or other concentrates. In addition, our ability to transport concentrate to smelters may be affected by geopolitical considerations, including the Russia-Ukraine war and more recent developments involving threats to the safety and security of commercial shipping operations in the Red Sea. Unexpected shutdowns, concentrate transportation challenges or unavailability of smelter capacity, because of actions taken by regulators or otherwise, could have a material adverse effect on Eldorado's business, results of operations, financial condition and the Eldorado Gold share price. See also "Global Economic Environment" and “Foreign Operations”.
Information and Operational Technology Systems
Our operations depend, in part, upon information and operational technology systems. These systems, including machines and equipment, are subject to disruption, damage, disabling, misuse, malfunction or failure from a number of sources, including, but not limited to, hacking, computer viruses, security breaches, natural disasters, power loss, vandalism, theft, malware, cyber threats, extortion, employee error, malfeasance and defects in design. We may also be a target of cyber surveillance or a cyber-attack from cyber criminals, industrial competitors or government actors. Any of these and other events could result in information and operational technology systems failures, operational delays, production downtimes, operating accidents, loss of revenues due to a disruption of activities, incurring of remediation costs, including ransom payments, destruction or corruption of data, release of confidential information in contravention of applicable laws, litigation, fines and liability for failure to comply with privacy and information security laws, unauthorized access to proprietary or sensitive information, security breaches or other manipulation or improper use of our data, systems and networks, regulatory investigations and heightened regulatory scrutiny, any of which could have material adverse effects on our reputation, business, results of operations, financial condition and the Eldorado Gold share price.
Although we have not experienced any material losses relating to cyber-attacks or other information security breaches to date, there is no assurance that we will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.
System or network disruptions could adversely affect us if new or upgraded information or operational technology systems are defective, improperly installed, or not well integrated into our operations by personnel or third-party service providers. Various measures have been implemented to manage our risks related to system implementation and modification, but system modification failures could have a material adverse effect on our business, financial position, results of operations and the Eldorado Gold share price and could, if not successfully implemented, adversely impact the effectiveness of our internal controls over financial reporting.
Any damage, disabling, misuse, malfunction or failure that causes an interruption in operations could have an adverse effect on the production from and development of our properties. While we have systems, policies, hardware, practices and procedures designed to prevent or limit the effect of disabling, misuse, malfunction or failure of our operating facilities, infrastructure, machines and equipment, there can be no assurance that these measures will be sufficient and that any such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed in a timely manner.
Liquidity and Financing Risk
Liquidity risk is the risk that the Company cannot meet its planned and foreseeable commitments, including operating and capital expenditure requirements. We may be exposed to liquidity risks if we cannot maintain our cash positions, cash flows or mineral asset base, or if appropriate financing is not available on terms satisfactory to us. In addition, we may be unable to secure loans and other credit facilities and sources of financing required to advance and support our business plans, including our plans to finance the Skouries Project. In the future, we may also be unable to maintain, renew or refinance our Senior Notes, Credit Facility including any letters of credit issued in connection with the Credit Facility, or the Term Facility on terms we believe are favorable or at all.
The Company mitigates liquidity risk through the implementation of its capital management policy by spreading the maturity dates of investments over time, managing its capital expenditures and operational cash flows, and by maintaining adequate lines of credit and seeking external sources of funding where appropriate. Management uses a planning, budgeting and forecasting process to help determine the funds the Company will need to support ongoing operations and development plans. We have historically minimized financing risks by diversifying our funding sources, which include credit facilities, issuance of notes, issuance of flow-through shares, at-the-market equity programs and cash flow from operations. In addition, we believe that Eldorado Gold has the ability to access the public debt and equity markets given our asset base and current credit ratings; however, such market access may become restricted, and, if we are unable to access capital when required, it may have a material adverse effect on us.
Any decrease in production, or change in timing of production or the prices we realize for our gold, copper, or other metals, will directly affect the amount and timing of our cash flow from operations. A production shortfall or any of these other factors would change the timing of our projected cash flows and our ability to use the cash to fund capital expenditures, including spending for our projects. Failure to achieve estimates in production or costs could have an adverse impact on our future cash flow, business, results of operations, financial condition and the Eldorado Gold share price.
Management believes that the working capital as at December 31, 2024, together with future cash flows from operations and access to the remaining undrawn Credit Facility and the letters of credit issued in support of the Term Facility, if required, are sufficient to support the Company's existing and foreseeable commitments for the next twelve months. However, if there are any material changes in the Company's business, assets, capital or operations, including if actual results or capital requirements are different than expected, or financing, if required, is not available to the Company on terms satisfactory to meet these material changes, then this may adversely affect the ability of the Company to meet its financial obligations and operational and development plans. Unexpected economic and other crises have the potential to heighten liquidity risk, as Eldorado may be required to seek liquidity in a market beset by a sudden increase in the demand for liquidity and a simultaneous drop in supply.
Indebtedness
As at December 31, 2024, we have approximately $915.4 million in total debt. The incurrence or maintenance of substantial levels of debt could adversely affect our business, results of operations, financial condition, the Eldorado Gold share price and our ability to take advantage of corporate opportunities.
Long-term and/or substantial indebtedness could have adverse consequences, including:
•limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring us to make non-strategic divestitures;
•requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions, dividends and other general corporate purposes;
•increasing our vulnerability to general adverse economic and industry conditions;
•limiting our flexibility in planning for and reacting to changes in the industry in which we compete;
•placing us at a disadvantage compared to other, less leveraged competitors;
•increasing our cost of borrowing; and
•putting us at risk of default if we do not service or repay this debt in accordance with applicable covenants.
While neither our articles nor our by-laws limit the amount of indebtedness that we may incur, the level of our indebtedness under our Senior Notes, Credit Facility, and Term Facility from time to time could impair our ability to obtain additional financing in the future on a timely basis, or at all, and to take advantage of business opportunities that may arise, thereby potentially limiting our operational flexibility as well as our financial flexibility.
Debt Service Obligations
Our ability to make scheduled payments on, refinance or commence repayment of our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control, including those identified elsewhere in this AIF. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.
If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness.
We may be unable to commence repayment, as planned. We may also not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternatives may not allow us to meet our scheduled debt service obligations. The Senior Notes and Credit Facility will restrict our ability to dispose of certain assets and use the proceeds from those dispositions other than to repay such obligations and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due. Unexpected developments or delays with respect to the Skouries Project may impact our ability to continue to draw on or to repay the Term Facility. See “Development Risks - Skouries”.

In addition, Eldorado Gold conducts substantially all of its operations through its subsidiaries. Accordingly, repayment of Eldorado Gold's indebtedness will be dependent in large measure on the generation of cash flow by its subsidiaries and their ability to make such cash available to Eldorado Gold, by dividend, intercompany debt repayment or otherwise. Unless they are or become guarantors of Eldorado Gold's indebtedness, Eldorado Gold's subsidiaries do not have any obligation to pay amounts due on its indebtedness or to make funds available for that purpose. Eldorado Gold's subsidiaries may not be able to, or may not be permitted to, make distributions to enable Eldorado Gold to make payments in respect of its indebtedness. In addition, certain subsidiaries of Eldorado Gold may not be able to, or may not be permitted to, make certain investments into certain other subsidiaries of Eldorado Gold beyond a certain threshold amount. Each subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit Eldorado Gold's ability to obtain cash from its subsidiaries. While the Senior Notes and Credit Facility limit the ability of Eldorado Gold's subsidiaries to incur restrictions on their ability to pay dividends or make other intercompany payments to Eldorado Gold, these limitations are subject to qualifications and exceptions. Furthermore, as Eldorado's funds are used to develop projects in foreign jurisdictions through foreign subsidiaries, there may be restrictions on foreign subsidiaries' ability to pay dividends or make other intercompany payments to Eldorado Gold. In the event that Eldorado Gold does not receive distributions from its subsidiaries, Eldorado Gold may be unable to make required principal and interest payments on its indebtedness, including the Senior Notes and Credit Facility.
Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position, results of operations and our ability to satisfy our obligations under our debt instruments.
Non-IFRS Metrics – Total Cash Costs per Ounce and All-In-Sustaining Costs
The Company’s total cash costs per ounce and AISC per ounce of gold are dependent on factors including the exchange rate between the U.S. dollar and the Canadian, Greek and Turkish currencies, treatment and refining charges, production royalties, the price of gold and other produced metals and the cost of inputs used in mining operations. Total cash costs per ounce and AISC per ounce at all of the Company’s mines are also affected by the costs of inputs used in mining operations, including labour, energy, fuel and chemical reagents. All of these factors are beyond the Company’s control. If the Company’s total cash costs per ounce or AISC per ounce of gold rise above the market price of gold and remain elevated for any sustained period, some or all of the Company’s activities may become unprofitable, and the Company may curtail or suspend some or all of its exploration, development and/or mining activities. Total cash costs per ounce and AISC per ounce are not recognized measures under IFRS, and the data disclosed by the Company may not be comparable to data presented by other gold mining companies.
Currency Risk
We sell gold in U.S. dollars, but incur costs in several currencies, including U.S. dollars, Canadian dollars, Turkish Lira, Euros and Romanian Lei. Any change in the value of any of these currencies against the U.S. dollar can change production costs and capital expenditures and lead to higher operation, construction, development and other costs than anticipated, which can affect future cash flows, business, results of operations, financial condition and the Eldorado Gold share price. As of December 31, 2024, approximately 72% of Eldorado's cash and cash equivalents were held in U.S. dollars.
We have a risk management policy that contemplates potential hedging of our foreign exchange exposure to reduce the risk associated with currency fluctuations. During 2024, we entered into zero-cost collars to reduce the risk associated with fluctuations of the Euro and Canadian dollar at the Olympias mine and Lamaque Complex, respectively. In August and October 2023, the Company entered into foreign exchange forward contracts to fix the U.S. Dollar to Euro exchange rate for a portion of the Company's equity commitment for the Skouries Project. In December 2022, we announced that Hellas Gold had entered into an interest rate swap, covering 70% of its variable interest rate exposure, in accordance with the terms of our Term Facility. Hellas also entered into foreign exchange hedging arrangements to fix U.S. dollars to Euros for a portion of the Term Facility repayments.
These derivatives set a band within which we expect to be able to protect against currency movements, either above or below specific strike prices. There is no assurance that Eldorado will be able to obtain hedging on reasonable terms in the future or that any hedges that may be put in place will mitigate these risks or that they will not cause us to experience less favourable economic outcomes than we would have experienced if no hedges were in place. For example, the Turkish Lira lost approximately 20% of its value against the U.S. dollar in 2024 and volatility remains a possibility in the future. While the ultimate impact of recent currency fluctuations impacting the Turkish Lira is difficult to predict and depends on factors that are evolving beyond our control, these and other impacts of foreign exchange exposure could also have the effect of heightening certain of the other risks described under "Foreign Operations", “Credit Risk” and "Government Regulation".
The table below shows our assets and liabilities denominated in currencies other than the U.S. dollar as at December 31, 2024. We recognized a gain of $5.3 million on foreign exchange from continuing operations in 2024, compared to a gain of $16.0 million from continuing operations in 2023.

December 31, 2024 (in millions)	Canadian dollar	Euro	Turkish lira
	$	€	TRY

Cash and cash equivalents	48.2	195.1	184.2
Accounts receivable and other	9.9	43.9	188.6
Current derivative assets	0.1	—	—
Other non-current assets	2.7	75.1	—
Investments in marketable securities	239.9	—	—
Accounts payable and other	(160.2)	(133.1)	(3,255.4)
Current derivative liabilities	—	(2.5)	—
Non-current derivative liabilities	—	(9.2)	—
Non-current debt - Term Facility	—	(452.6)	—
Other non-current liabilities	(2.7)	(6.4)	(229.3)
Net balance	137.8	(289.7)	(3,112.0)

Equivalent in U.S. dollars	$95.6	($301.2)	($88.6)

Other foreign currency net liability exposure is equivalent to $0.8 million U.S. dollars.
Interest Rate Risk
Interest rates determine how much interest the Company pays on its debt, and how much is earned on cash and cash equivalent balances, which can affect future cash flows.
The Senior Notes have a fixed interest rate of 6.25%. Borrowings under the Credit Facility are at variable rates of interest based on SOFR and the spread adjustment based on the tenor. Draws on the Credit Facility are at variable rates of interest which expose the Company to interest rate risk. As at December 31, 2024, no amounts were drawn under the Credit Facility. Borrowings under the Term Facility include amounts at variable rates based on the six months EURIBOR. To reduce interest rate risk, the Company has entered into interest rate swaps covering approximately 79% of the variable interest rate exposure related to the Term Facility.
The Company may enter into interest rate swaps in the future, involving the exchange of floating for fixed rate interest payments, in order to reduce interest rate volatility. However, there is no assurance that Eldorado will be able to obtain interest rate swaps on reasonable terms or that any interest rate swaps that may be put in place will mitigate these risks or that they will not cause us to experience less favourable economic outcomes than we would have experienced if we had no such swaps in place.
After years of historically low interest rates, in 2022 and the first half of 2023, central banks around the world raised interest rates in an effort to combat inflation. While there were some minor interest rate reductions in 2024, if inflation intensifies, then central banks around the world may choose to hold or further increase interest rates from where they currently are. Where interest rates remain elevated, this may impact the Company’s ability to take on additional indebtedness at favourable rates, or refinance existing indebtedness at rates similar to those previously offered to the Company. Failure to secure additional indebtedness at favourable rates, or refinancing existing indebtedness like the Credit Facility at similar rates to what existed prior to maturity, could result in a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

Credit Risk
We may be exposed to credit risks if the counterparty to any financial instrument to which Eldorado is a party will not meet its obligations and will cause us to incur a financial loss. The Company limits counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. In accordance with the Company's short-term investment policy, term deposits and short term investments are held with high credit quality financial institutions as determined by rating agencies. For cash and cash equivalents, restricted cash, derivative assets and accounts receivable, credit risk is represented by the carrying amount on the balance sheet.
Payment for metal sales is normally within normal business practice for receipt of goods and is dependent on the contract terms with the buyer. There is no guarantee that buyers, including under exclusive sales arrangements, will not default on their commitments, which may have an adverse impact on the Company's financial performance. If there are defaults, Eldorado would be required to find alternate buyers. However, there may be delays associated with establishing new sales contracts or timing on revenue recognition of final sales.
The Company invests its cash and cash equivalents in major financial institutions and in government issuances, according to the Company's short-term investment policy. As at December 31, 2024, the Company holds a significant amount of cash and cash equivalents with various financial institutions in North America, the Netherlands and Greece. The Company monitors the credit ratings of all financial institutions in which it holds cash and investments. As at December 31, 2024, deposits equivalent to approximately $207 million U.S. dollars are held in banking institutions operating in Greece with lower credit ratings as compared to other financial institutions at which the Company holds cash and investments. These deposits relate primarily to advance drawdowns on the Term Facility to fund expected expenditures on the Skouries Project in early 2025. Prior to 2024, Türkiye’s sovereign credit ratings were downgraded, reflecting risks associated with high inflation and a depreciating currency. This was followed by the downgrade of the credit ratings of numerous Turkish banking institutions, including two at which the Company holds cash. As at December 31, 2024, deposits equivalent to approximately $8 million U.S. dollars are held in a banking institution operating in Türkiye with lower credit ratings as compared to other financial institutions at which the Company holds cash and investments. This, combined with past downgrades in Türkiye’s sovereign credit rating, exposes the Company to greater credit risk. This credit risk is mitigated by a limited in-country cash balance policy; however, amounts of cash held in financial institutions in Türkiye may increase in the future in line with operational or other requirements. There can be no assurance that certain financial institutions in foreign countries in which the Company operates will not default on their commitments.
Tax Matters
We operate and have operated in a number of countries, each of which has its own tax regime to which we are subject. The tax regime and the enforcement policies of tax administrators in each of these countries are complex and may change from time to time, which are all beyond our control. Our investments into these countries, importation of goods and materials, land use, expenditures, sales of gold and other products, income, repatriation of money and all other aspects of our investments and operations can be taxed, and there is no certainty as to which areas of our operations will be assessed or taxed from time to time or at what rates.
Our tax residency and the tax residency of our subsidiaries (both current and past) are affected by a number of factors, some of which are outside of our control, including the application and interpretation of relevant tax laws and treaties. If we or our subsidiaries are ever assessed to be a non-resident in the jurisdictions that we, or our subsidiaries, report or have reported or are otherwise assessed, or are deemed to be resident (for the purposes of tax) in another jurisdiction, we may be liable to pay additional taxes. In addition, we have entered into various arrangements regarding the sale of mineral products or mineral assets, which may be subject to unexpected tax treatment. If such taxes were to become payable, this could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We endeavor to structure, and restructure from time to time, our corporate organization in a commercially efficient manner and if any such planning effort is considered by a taxation authority to constitute tax avoidance, then this could result in increased taxes and tax penalties, which could have a material adverse effect on our financial condition.
New laws and regulations or new interpretations of or amendments to laws, regulations or enforcement policy relating to tax laws or tax agreements with governmental authorities, if proposed and enacted, may affect our current financial condition and could result in higher taxes being payable by us.

There is potential for change in the tariff arrangements in the countries in which Eldorado operates, as is the case for the Chinese importation specification for concentrate imports set out in the Industry Standard. There is no assurance that our current financial condition will not change in the future due to such changes. See also “Environmental” and "Tariffs and Other Trade Barriers".
Financial Reporting Carrying Value of Assets
The Company conducts impairment assessments of goodwill annually and, at the end of each reporting period, the Company assesses if there is any indication that assets may be impaired. If an indicator of impairment (or impairment reversal) exists, we calculate the recoverable amount of the asset and compare that to the carrying value of the asset to determine if any impairment loss (or a reversal of impairment) is required. An impairment charge, which would have an adverse effect on our reported earnings, is recognized for any excess of the carrying amount over its recoverable amount.
The estimation of recoverable amount for impairment testing requires management to make estimates for many factors including, but not limited to, Mineral Reserves and Mineral Resources, estimates of future production and operating and capital costs in the Company’s life of mine plans, as well as external economic inputs including, but not limited to metal prices, discount rates, and net asset value market multiples. Should estimates regarding these factors be incorrect, the Company may be required to realize impairment charges.
Global Economic Environment
Market events and conditions, including disruptions in the international credit markets and other financial systems and deteriorating global economic conditions, could increase the cost of capital or impede our access to capital.
Economic and geopolitical events may create uncertainty in global financial and equity markets. The global debt situation may cause increased global political and financial instability resulting in downward price pressure for many asset classes and increased volatility and risk spreads.
For example, on February 24, 2022, Russian military forces launched a full-scale military invasion of Ukraine. In response, Ukrainian military personnel and civilians are actively resisting the invasion. Many countries throughout the world have provided aid to Ukraine in the form of financial aid and in some cases military equipment and weapons to assist in their resistance to the Russian invasion. The North Atlantic Treaty Organization (“NATO”) has also mobilized forces to NATO member countries that are close to the conflict as a deterrent to further Russian aggression in the region. The outcome of the conflict is uncertain and is likely to have wide ranging consequences on the peace and stability of the region, the availability and price of commodities produced in the region (e.g. hydrocarbons) and the world economy. Certain countries, including Canada and the United States, have imposed strict financial and trade sanctions against Russia and such sanctions may have far reaching effects on the global economy. As Russia is a major exporter of oil and natural gas, any disruption of supply of oil and natural gas from Russia could cause a significant worldwide supply shortage of oil and natural gas and significantly impact pricing of oil and gas worldwide. A lack of supply and high prices of oil and natural gas could also have a significant adverse impact on the world economy. The long-term impacts of the conflict and the sanctions imposed on Russia remain uncertain.
These and other impacts of the Russia-Ukraine conflict or other armed conflicts could also heighten many of the other risks described in this section, including the risk factor titled “Limited Number of Smelters and Off-Takers”. The ultimate impact of the Russia- Ukraine conflict on our business is difficult to predict and depends on factors that are evolving and beyond our control, including the scope and duration of the conflict, as well as actions taken by governmental authorities and third parties in response. We may experience material adverse impacts on our business, results of operations, financial condition and the Eldorado Gold share price as a result of any of these disruptions, even after the Russia-Ukraine conflict has subsided.
Such disruptions could make it more difficult for us to obtain capital and financing for our operations, or increase the cost of it, among other things.
If such negative economic conditions persist or worsen, it could lead to increased political and financial uncertainty, which could result in regime or regulatory changes in the jurisdictions in which we operate. High levels of volatility and market turmoil could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price. See also "Tariffs and Other Trade Barriers".

Labour - Employee/Union Relations/Greek Transformation
We depend on our workforce to explore for Mineral Reserves and Mineral Resources, develop our projects and operate our mines. We have programs to recruit and train the necessary workforce for our operations, and we work hard at maintaining good relations with our workforce to minimize the possibility of defections and strikes, lockouts (if permitted under applicable legislation) and other stoppages at our work sites. In addition, our relations with our employees may be affected by changes in labour and employment legislation that may be introduced by the relevant governmental authorities. Changes in such legislation or a prolonged labour disruption or shortages at any of our mines or projects could have a material adverse effect on our results of operations, financial condition and the Eldorado Gold share price.
A significant portion of our employees are represented by labour unions in Greece and Türkiye under various collective bargaining agreements with varying durations and expiration dates. Labour agreements are periodically negotiated, and there is a possibility that they may not be renewed (or renewed under terms that are not reasonably satisfactory to us). If we do not successfully negotiate new collective bargaining agreements with our union workers, we may incur prolonged strikes and other work stoppages at our mining operations, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price. Additionally, if we enter into a new labour agreement with any union that significantly increases our labour costs relative to our competitors, or imposes restrictions on our operations, such as limiting work hours or certain types of activities, our ability to compete and operate effectively may be materially and adversely affected. We expect that labour shortages and industry dynamics that are beyond our control could contribute to increasing challenges in attracting and retaining the skilled labour necessary for our operations, potentially impacting our ability to develop or operate various projects.
We could experience labour disruptions such as work stoppages, work slowdowns, union organizing campaigns, strikes, or lockouts (if permitted under applicable legislation) that could adversely affect our operations. For example, we are undertaking a significant transformation process in Greece to improve the performance of the operating Kassandra Mines, in respect of which work stoppages of a significant duration (and lower production than anticipated) are possible as we move forward to achieve the necessary outcomes of this work. Any work interruptions involving Eldorado's employees (including as a result of a strike or lockout as permitted by applicable legislation) or operations, or any jointly owned facilities operated by another entity present a significant risk to Eldorado and could have a material adverse effect on Eldorado's business, financial condition, and results of operations. See also "Skilled Workforce” and “Inflation Risk”.
Key Personnel
We depend on a number of key personnel, including executives and senior officers. We do not have key person life insurance. Employment contracts are in place with each of these executives; however, the inability to retain any of them could have an adverse effect on our operations.
We must continue enhancing our management systems and focus on recruiting and training new employees to manage our business effectively. We have been successful in attracting and retaining skilled and experienced personnel in the past, and expect to be in the future, but there is no assurance that this will always be the case.
Skilled Workforce
We depend on a skilled workforce, including but not limited to mining and mineral, metallurgical and geological engineers, geologists, environmental and safety specialists, and mining operators to explore and develop our projects and operate our mines. We have programs and initiatives in place to attract, develop, and retain a skilled workforce. However, we are potentially faced with a shortage of skilled professionals due to competition in the industry and the continued exit of experienced employees from the workforce.
In early 2025, we announced that labour market tightness in Greece, which had become particularly pronounced in the construction industry, had continued to limit the availability of key construction personnel at the Skouries Project. This resulted in a slower ramp-up of the workforce and delays in the progress of certain aspects of the Skouries Project, with first production expected in the first quarter of 2026 and commercial production expected to follow in mid-2026. See also “Expatriates”, “Labour - Employee/Union Relations/Greek Transformation”, and “Contractors”.
As such, we need to continue to enhance training and development programs for current and future employees and partner with local universities and technical schools to train and develop a skilled workforce for the future. Such efforts are costly and there is no assurance that they will result in Eldorado having the workforce it needs, including in terms of location, skillsets and availability. See also "Expatriates", "Labour - Employee/Union Relations/Greek Transformation”, and “Inflation Risk”.
Expatriates
We leverage the skills and experience of expatriates to work at our mines and projects to fill gaps in expertise and provide needed management skills in the countries where we operate. Additionally, we utilize expatriates to transfer knowledge and best practices and to train and develop in-country personnel and transition successors into their roles. Such training requires access to our sites, which may be restricted or challenged by immigration requirements and changing legislation in countries where expatriates are not citizens. We operate in remote or isolated locations and must continue to maintain competitive compensation and benefits programs to attract and retain expatriate personnel. We must also develop in- country personnel to run our mines in the future. A lack of appropriately skilled and experienced personnel in key management positions could have an adverse effect on our operations.
See also “Contractors”, “Skilled Workforce”, “Labour - Employee/Union Relations/Greek Transformation”, and “Key Personnel”.
Contractors
We may engage a number of different contractors during the development and construction phase of a project or for other specific business requirements, including pursuant to a lump sum contract for specified services or through a range of engineering, procurement, construction and management contract options, depending on the type and complexity of work that is being undertaken, and the level of engineering that has been completed when the contract is awarded. Depending on the type of contract and the point at which it is awarded, there is potential for variations to occur within the contract scope, which could take the form of extras that were not considered as part of the original scope or change orders. These changes may result in increased capital or other costs and/or delays.
Similarly, we may be subject to disputes with contractors on contract interpretation, which could result in increased capital or other costs under the contract or delay in completion of the project if a contract dispute interferes with the contractor's efforts on the ground. There is also a risk that our contractors and subcontractors could experience labour disputes or become insolvent, and this could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
See also “Expatriates”, “Skilled Workforce”, “Labour - Employee/Union Relations/Greek Transformation”, and “Key Personnel”.
Commodity Price Risk
The profitability of the Company's operations depends, in large part, upon gold, copper, and other commodity prices. Gold, copper, and other commodity prices can fluctuate widely and can be influenced by many factors beyond its control, including but not limited to: industrial demand, political and economic events (global and regional), gold and financial market volatility and other market factors, the popularity of cryptocurrencies as an alternative investment to gold, and central bank purchases and sales of gold and gold lending.
The global supply of gold is made up of new production from mining, and existing stocks of bullion, scrap and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.
If metal prices decline significantly, or decline for an extended period, Eldorado might not be able to continue operations, develop properties, or fulfill obligations under its permits and licenses, or under the agreements with partners and this could increase the likelihood and amount that we may be required to record as an impairment charge on our assets. This could result in losing the ability to operate some or all of the Company's properties economically, or being forced to sell them, which could have a negative effect on our business, results of operations, financial condition and the Eldorado Gold share price.
The cost of production, development and exploration varies depending on the market prices of certain mining consumables, including diesel fuel, electricity and chemical reagents. Electricity is regionally priced in Türkiye and semi-regulated by the Turkish government, which reduces the risk of price fluctuations. The Company has elected to hedge some of its exposure to commodity price risk for gold and copper with a limited forward sales contract (for delivery on June 30, 2026). The Company may in the future elect to continue or further hedge, from time to time, commodity price contracts to manage its exposure to fluctuations in the price of gold, copper, and other metals. However there is no assurance that Eldorado will be able to conduct further hedging on reasonable terms or that any hedges that have been, or may be, put in place will mitigate these risks or that they will not cause us to experience less favourable economic outcomes than we would have experienced if we had no hedges in place.
In May 2023, we entered into a series of zero-cost gold collar contracts in order to manage cash flow variability during the construction period of Skouries. As at December 31, 2024, there were 200,004 ounces of gold derivative contracts outstanding, and 16,667 ounces settle monthly with a weighted average put strike price of $1,900 per ounce and a weighted average call strike price of $2,667 per ounce. The 2024 contracts matured without any financial settlement required.
Default on Obligations
A breach of the covenants under the Senior Notes, Credit Facility, the Term Facility or our other debt instruments could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the repayment of the related debt and may result in the acceleration of repayment of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the Credit Facility would permit the lenders thereunder to terminate all commitments to extend further credit under that facility. Furthermore, if we are unable to repay any amounts due and payable under the Credit Facility, those lenders could proceed against the collateral granted to them to secure such indebtedness. If our lenders or noteholders accelerate the repayment of our borrowings, we may not have sufficient assets to repay that indebtedness.
If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in our debt instruments, which could cause cross-acceleration or cross-default under other debt agreements, we could be in default under the terms of the agreements governing such other indebtedness. If such a default occurs:
•the holders of the indebtedness may be able to cause all of our available cash flow to be used to pay the indebtedness and, in any event, could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest; or
•we could be forced into bankruptcy, liquidation or restructuring proceedings.
If our operating performance declines, we may in the future need to amend or modify the agreements governing our indebtedness or seek concessions from the holders of such indebtedness. There is no assurance that such concessions would be forthcoming.
Current and Future Operating Restrictions
Our Senior Notes, Credit Facility, Term Facility, and certain other agreements contain certain restrictive covenants that impose significant operating and financial restrictions on us. In some circumstances, the restrictive covenants may limit our operating flexibility and our ability to engage in actions that may be in our long-term best interest, including, among other things, restrictions on our ability to:
•incur additional indebtedness and guarantee indebtedness;
•pay dividends or make other distributions or repurchase or redeem our capital stock;
•prepay, redeem or repurchase certain debt;
•make loans and investments, including investments into certain affiliates;
•sell, transfer or otherwise dispose of assets;
•incur certain lease obligations;
•incur or permit to exist certain liens;
•enter into transactions with affiliates;
•undertake certain acquisitions;
•complete certain corporate changes;
•enter into certain hedging arrangements;
•enter into agreements restricting our subsidiaries' ability to pay dividends; and
•consolidate, amalgamate, merge or sell all or substantially all of our assets.
In addition, the restrictive covenants in our Credit Facility and Term Facility contain certain restrictions on us and require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests may be affected by events beyond our control. These restrictions could limit our ability to obtain future financing, make acquisitions, grow in accordance with our strategy or secure the needed working capital to withstand future downturns in our business or the economy in general, or otherwise take advantage of business opportunities that may arise. Any of which could place us at a competitive disadvantage relative to our competitors that may have less debt and are not subject to such restrictions. Failure to meet these conditions and tests could constitute events of default thereunder.

Reclamation and Long-Term Obligations
We are required by various governments in jurisdictions in which we operate to provide financial assurance sufficient to allow a third party to implement approved closure and reclamation plans if we are unable to do so. The relevant laws governing the determination of the scope and cost of the closure and reclamation obligations and the amount and forms of financial assurance required are complex and vary from jurisdiction to jurisdiction.
As of December 31, 2024, Eldorado has provided the appropriate regulatory authorities with non-financial and financial letters of credit of €64 million. The letters of credit were issued to secure certain obligations in connection with mine closure obligations in the various jurisdictions in which we operate. The amount and nature of such financial assurance are dependent upon a number of factors, including our financial condition and reclamation cost estimates. Changes to these amounts, as well as the nature of the collateral to be provided, could significantly increase our costs, making the maintenance and development of existing and new mines less economically feasible. Regulatory authorities may require further financial assurance and, to the extent that the value of the collateral provided is or becomes insufficient to cover the amount that we are required to post, we could be required to replace or supplement the existing security with more expensive forms of security. This could include cash deposits, which would reduce cash available for our operations and development activities. There is no guarantee that, in the future, we will be able to maintain or add to current levels of financial assurance as we may not have sufficient capital resources to do so.
In addition, climate change could lead to changes in the physical risks posed to our operations, which could result in changes in our closure and reclamation plans to address such risks. Any modifications to our closure and reclamation plans that may be required to address physical climate risks may materially increase the costs associated with implementing closure and reclamation at any or all of our active or inactive mine sites and the financial assurance obligations related to the same. For more information on the physical risks of climate change, see the risk factor entitled "Climate Change".
Although we have currently made provision for certain of our reclamation obligations, there is no assurance that these provisions will be adequate in the future. Failure to provide the required financial assurance for reclamation could potentially result in the closure of one or more of our operations, which could result in a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Credit Ratings
Our outstanding Senior Notes currently have a non-investment grade credit rating and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that agency's judgment, future circumstances relating to the basis of the credit rating, such as adverse changes to our business or affairs, so warrant. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the Senior Notes. Additionally, credit ratings may not reflect the potential effect of risks relating to the Senior Notes. Any future lowering of our ratings may make it more difficult or more expensive for us to obtain additional financing.
Change in Reporting Standards
While there are currently no new accounting or financial reporting standards that are expected to have an adverse impact on our financial condition and results of operations, we cannot predict the content, scope or timing of new reporting standards that may be implemented in the future. Any such future standards could have an adverse impact on our financial condition or results of operations.
Unavailability of Insurance
Where practical, Eldorado obtains insurance against certain risks in the operation of our business, but coverage has exclusions and limitations and is subject to deductible limits requiring Eldorado to bear part of the risk of loss. There is no assurance that the insurance will be adequate to cover any liabilities, or that it will continue to be available, on terms we believe are commercially acceptable.
In some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. Significantly increased costs could lead Eldorado to decide to reduce or possibly eliminate, coverage. In addition, insurance is purchased from a number of third-party insurers, often in layered insurance arrangements, some of whom may discontinue providing insurance coverage for their own policy or strategic reasons. For example, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is generally not available to us or other companies in the mining industry on acceptable terms, particularly for several jurisdictions in which Eldorado operates. In the event any such insurance is or becomes unavailable, our overall risk exposure could be increased. Losses from these uninsured events may cause us to incur significant costs that could have a material adverse effect upon our business, results of operations, financial condition and the Eldorado Gold share price.
Sarbanes-Oxley Act (SOX), Applicable Securities Laws, and Stock Exchange Rules
We document and test our internal control procedures over financial reporting to satisfy the requirements of Section 404 of SOX. SOX requires management to conduct an annual assessment of our internal controls over financial reporting and our external auditors to conduct an independent assessment of the effectiveness of our controls as at the end of each fiscal year.
Our internal controls over financial reporting may not be adequate, or we may not be able to maintain such controls as required by SOX. We also may not be able to maintain effective internal controls over financial reporting on an ongoing basis, if standards are modified, supplemented or amended from time to time.
If we do not satisfy the SOX requirements on an ongoing and timely basis, investors could lose confidence in the reliability of our financial statements, and this could harm our business and have a negative effect on the trading price or market value of securities of Eldorado Gold.
If from time to time we do not implement new or improved controls, when required, or experience difficulties in implementing them, it could harm our financial results or we may not be able to meet our reporting obligations. There is no assurance that we will be able to remediate material weaknesses, if any are identified in future periods, or maintain all of the necessary controls to ensure continued compliance. There is also no assurance that we will be able to retain personnel who have the necessary finance and accounting skills because of the increased demand for qualified personnel among publicly traded companies.
If any of our staff fail to disclose material information that is otherwise required to be reported, no evaluation can provide complete assurance that our internal controls over financial reporting will detect this. The effectiveness of our controls and procedures over financial reporting may also be limited by simple errors or faulty judgments. Continually enhancing our internal controls over financial reporting is important, especially as we expand and the challenges involved in implementing appropriate internal controls over financial reporting will increase. Although we intend to devote substantial time to ongoing compliance with this, including incurring the necessary costs associated therewith, we cannot be certain that we will be successful in complying with Section 404 of SOX.
We are subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, Canadian Securities Administrators, the NYSE, the TSX and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by governments, making compliance more difficult and uncertain.
Eldorado is currently exempt from the SEC’s “Modernization of Property Disclosures For Mining Registrants”, as codified in Subpart 1300 of Regulation S-K (the “SEC Mining Rule”) as it files its annual report in accordance with the multijurisdictional disclosure system between Canada and the United States ("MJDS"), however if Eldorado loses its ability to file in accordance with MJDS or if Eldorado files certain registration statements with the SEC, Eldorado would be required to comply with the SEC Mining Rule. While the SEC Mining Rule has similarities with NI 43-101, Eldorado may be required to update or revise all of its existing technical reports, which may result in revisions (either upward or downward) to Eldorado's Mineral Reserves and Mineral Resources, in order to comply with the SEC Mining Rule. In addition, the SEC Mining Rule is subject to unknown interpretations, which could require Eldorado to incur substantial costs associated with compliance.
Eldorado's efforts to comply with the Canadian and United States rules and regulations and other new rules and regulations regarding public disclosure have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.
If Eldorado fails to comply with such regulations, it could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

Environmental, Social and Governance Practices and Performance
There is increased scrutiny from affected and interested parties related to our ESG practices, performance and disclosures, including prioritization of sustainable and responsible production practices, greenhouse gas emissions and management of climate risk, tailings stewardship and social license to operate among others in the jurisdictions where we operate.
It is possible that our affected parties might not be satisfied with our ESG practices, performance and/or disclosures, or the speed of their adoption, implementation and measurable success. If we do not meet these evolving expectations, our reputation, our access to and cost of capital, and our stock price could be negatively impacted.
In addition, our customers and end users may require that we implement certain additional ESG procedures or standards before they will start or continue to do business with us, which could lead to preferential buying based on our ESG practices compared to our competitors' ESG practices.
Investor advocacy groups, certain institutional investors, investment funds, creditors and other influential investors are increasingly focused on our ESG practices and in recent years have placed increasing importance on the implications of their investments. Organizations that provide information to investors on ESG performance and related matters have developed quantitative and qualitative data collection processes and ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ratings or assessments of our ESG practices may lead to negative investor sentiment toward us, which could have a negative impact on our stock price and our access to and cost of capital. Additionally, if we do not adapt to or comply with investor or affected party expectations and standards, which are evolving, or if we are perceived to have not responded appropriately, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and our business, financial condition, and/or stock price could be materially and adversely affected.
Although the Company has implemented a number of significant measures and safeguards, including our Human Rights Policy, which are intended to ensure that personnel understand and uphold human rights standards, the implementation of these measures will not guarantee that personnel, national police or other public security forces will uphold human rights standards in every instance.
The failure to conduct operations in accordance with Company standards, including those described in our annual sustainability report and Human Rights Policy, may result in harm to employees, community members or trespassers, increase community tensions, reputational harm to us or result in criminal and/or civil liability, financial damages or penalties, and/or contravention of agreements that we may be party to.
We are subject to corporate governance guidelines and disclosure standards that apply to Canadian companies listed on the TSX, and with corporate governance standards that apply to us as a foreign private issuer listed on the NYSE and registered with the SEC in the United States.
We are exempt from certain NYSE requirements because we are subject to Canadian corporate governance requirements. We may from time to time seek other relief from corporate governance and exchange requirements and securities laws from applicable regulators.
Corruption, Bribery and Sanctions
Our operations are governed by, and involve interactions with, many levels of government in numerous countries. Like most companies, we are required to comply with anti-corruption and anti-bribery laws, including the Criminal Code (Canada), the Corruption of Foreign Public Officials Act (Canada) and the U.S. Foreign Corrupt Practices Act, as well as similar laws that apply to our business including in the countries in which we conduct our business or our securities trade (collectively, "anti-bribery laws"). The Company has implemented and promulgated an Anti-Bribery & Corruption Policy, and a Code of Ethics and Business Conduct, with which all directors, officers and employees are required to comply.
In recent years, there has been a general increase in both the severity of penalties and frequency of prosecution and enforcement under such laws, resulting in greater punishment and scrutiny of companies convicted of violating anti-bribery laws. Furthermore, a company may be found liable for violations by not only its directors, officers or employees, but also through the actions of any third-party agents or representatives. Although we have adopted policies and use a risk-based approach to mitigate such risks, such measures may not always be effective in ensuring that we, our directors, officers, employees or third-party agents or representatives will be in compliance with such laws. If we find ourselves subject to an enforcement action or are found to be in violation of such laws, this may result in significant criminal penalties, fines and/or sanctions being imposed on us and significant negative media coverage resulting in a material adverse effect on our reputation, business, results of operations, financial condition and the Eldorado Gold share price.
The operation of our business may also be impacted by anti-terrorism, economic or financial sanction laws including the Criminal Code (Canada), the United Nations Act (Canada), the Special Economic Measures Act (Canada), the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law) (Canada) and the Freezing Assets of Corrupt Foreign Officials Act (Canada), and more recently, the concerted sanctions against Russia in response to the Russia-Ukraine war, as well as similar laws in countries in which we conduct our business or our securities trade (collectively, "sanctions laws"). Throughout 2022 we experienced substantial price increases for certain commodities and consumables as a result of supply concerns caused by financial and trade sanctions against Russia, and ongoing supply chain challenges due to COVID-19. Cost increases primarily impacted electricity at operations in Greece and Türkiye, and fuel and reagents at Kışladağ. In 2025, input prices are not expected to decrease relative to 2024 levels. Such sanctions laws and any regulations, orders or policies issued thereunder may impose restrictions and prohibitions on trade, financial transactions, investments and other economic activities with sanctioned or designated foreign individuals or companies from a target country, industries, markets, countries or regions within countries. These restrictions and prohibitions may also apply to dealings with non-state actors such as terrorist organizations and may change from time to time. These restrictions and prohibitions may also apply to affiliates of sanctioned or designated persons and those acting on their behalf as agents or representatives. Sanctions laws are continually being updated in order to respond to unexpected events and occurrences across the globe. We use our best efforts to react as soon as possible to changes in sanctions laws across the globe. There is no assurance that we are or will be in full compliance with such laws, and that if we should be in non-compliance, there will not be a material adverse effect on our reputation, business, capital, results of operations, financial condition and the Eldorado Gold share price.
Employee Misconduct
We are reliant on the good character of our employees and are subject to the risk that employee misconduct could occur. Although we take precautions to prevent and detect employee misconduct, these precautions may not be effective and the Company could be exposed to unknown and unmanaged risks or losses. The existence of our Code of Ethics and Business Conduct, among other governance and compliance policies and processes, may not prevent incidents of theft, dishonesty or other fraudulent behaviour nor can we guarantee compliance with legal and regulatory requirements.
These types of misconduct could result in unknown and unmanaged damage or losses, including regulatory sanctions and serious harm to our reputation. The precautions we take to prevent and detect these activities may not be effective. If material employee misconduct does occur, our business, results of operations, financial condition and the Eldorado Gold share price could be adversely affected.
Litigation and Contracts
We are periodically subject to legal claims that may or may not have merit. We are regularly involved in routine litigation matters. We believe that it is unlikely that the final outcome of these routine proceedings will have a material adverse effect on us; however, defense and settlement costs can be substantial, even for claims that are without merit.
Due to the inherent uncertainty of the litigation process, including arbitration proceedings, and dealings with regulatory bodies, there is no assurance that any legal or regulatory proceeding will be resolved in a manner that will not have a material and/or adverse effect on us. In the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or arbitration panels or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.
In our business, we make contracts with a wide range of counterparties. There can be no assurance that these contracts will be honoured and performed in accordance with their terms by our counterparties or that we will be able to enforce the contractual obligations.
Conflicts of Interest
Certain of our directors also serve as directors of other companies involved in natural resource exploration and development, which may result in a conflict of interest between Eldorado and such other companies. There is also a possibility that such other companies may compete with us for the acquisition of assets. Consequently, there exists the possibility for such directors to be in a position of conflict over which company should pursue a particular acquisition opportunity.

Privacy Legislation
Eldorado is subject to privacy legislation in various countries in which we operate, including the European Union's General Data Protection Regulations ("GDPR"), Québec's Act Respecting the Protection of Personal Information in the Private Sector , which was amended by Bill 64, an Act to Modernize Legislative Provisions as Regards the Protection of Personal Information (collectively, “Québec Privacy Act”), and Türkiye’s Personal Data Protection Law numbered 6698 (“Türkiye’s PDPL”).
The GDPR is more stringent than its predecessor, the Data Protection Directive (Directive 95/46/EC). Türkiye’s PDPL, which mirrors the GDPR, brings a new data protection regime into force. In Québec, Bill 64 brings significant and more stringent amendments to the Quebec Privacy Act. Eldorado is required to develop and implement programs that will evidence compliance with each, as applicable, or face significant fines and penalties for breaches. For example, companies that breach the GDPR can be fined up to 4% of their annual global turnover or €20 million, whichever is greater, while companies that breach the amended Québec Privacy Act can be fined up to 4% of their annual global turnover or C$25 million, whichever is greater. Companies that breach Türkiye’s PDPL may face administrative fines ranging from TRY 70,000 to TRY 44 million, along with potential criminal sanctions, including imprisonment, depending on the severity and nature of the violation. Such breaches may lead to costly fines and may have an adverse effect on governmental relations, our business, reputation, financial condition and the Eldorado Gold share price.
Dividends
While we have in place a policy for the payment of dividends on common shares of Eldorado Gold, there is no certainty as to the amount of any dividend or that any dividend may be declared in the future.
Our potential future investments will require significant funds for capital expenditures and our operating cash flow may not be sufficient to meet all of such expenditures. As a result, new sources of capital may be needed to meet the funding requirements of such investments, fund our ongoing business activities, fund construction and operation of potential future projects and various exploration projects, fund share repurchase transactions and pay dividends. If we are unable to obtain financing or service existing or future debt we could be required to reduce, suspend, or eliminate dividend payments or any future share repurchase transactions.
Tariffs and Other Trade Barriers
It is not clear what impact changes to tariffs may have or what actions other governments may take in the future (including, without limitation, retaliatory tariffs imposed by governments on products from the United States). In the future, tariffs could potentially impact prices of commodities, heavy machinery (and other equipment manufactured in the United States), and key inputs necessary to the operations of our business. In addition, changes in tariffs could have a material adverse effect on global economic conditions and the stability of global financial markets. The impact and extent of these risks is unknown. Any of these could have a material adverse effect on governmental relations, our business, financial condition and the Eldorado Gold share price.

Investor Information
Our Corporate Structure

Date	Event
April 2, 1992	Eldorado Corporation Ltd. is incorporated by a Memorandum of Association under the Companies Act (Bermuda)
April 23, 1996	Name change to Eldorado Gold Corporation and continues under the Company Act (British Columbia)
June 28, 1996	Continues under the CBCA**
November 19, 1996	Amalgamated with HRC Development Corporation under the name Eldorado Gold Corporation, under a plan of arrangement under the CBCA
June 5, 2006	Amends articles and files restated articles under the CBCA
April 3, 2009	Adopts new bylaws that shareholders approve on May 7, 2009
December 12, 2013	Adopts new bylaws that shareholders approve on May 1, 2014
May 27, 2014	Amended Articles under the CBCA
December 27, 2018	Amended Articles under the CBCA

**A corporation formed under the laws other than the federal laws of Canada may apply to be “continued” under the CBCA by applying for a certificate of continuance from Corporations Canada. Once the certificate is issued, the CBCA applies to the corporation as if the corporation was incorporated under the CBCA.
Eldorado Gold Capital Structure
Under our articles, Eldorado Gold is permitted to issue an unlimited number of common shares.

Share capital as at March 28, 2025
Common shares outstanding	205,469,879
Options (number of shares reserved)	3,400,772
Performance Share Units (PSUs)*	1,044,489
*PSUs are subject to satisfaction of performance vesting targets within a performance period which may result in a higher or lower number of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in common shares (one for one), cash or a combination of both. The number of common shares listed above in respect of the PSUs assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares on a one for one basis. However, as noted, the final number of PSUs that may be earned and redeemed may be higher or lower than the number of PSUs initially granted.

Common shares
Each common share gives the shareholder the right to:
•receive notice of and to attend all shareholder meetings and have one vote in respect of each share held at such meetings; and
•participate equally with other shareholders in any:
▪dividends declared by the Board; and
▪distribution of assets if we are liquidated, dissolved or wound-up.
Common shares issued in 2024

Issued and outstanding as of December 31, 2024	204,946,024

Senior Notes
On August 26, 2021, Eldorado Gold completed an offering of $500 million senior unsecured notes with a coupon rate of 6.25% due September 1, 2029 (the “Senior Notes”). The Senior Notes pay interest semi-annually on March 1 and September 1, which began on March 1, 2022. The Senior Notes are unsecured and are guaranteed by Eldorado Gold (Netherlands) B.V., Eldorado Québec, SG and Tüprag, all wholly-owned subsidiaries of the Company.
Indenture
The Senior Notes are governed by an indenture dated August 26, 2021 among Eldorado Gold, the guarantor subsidiaries as noted above, Computershare Trust Company, N.A., as U.S. Trustee and Computershare Trust Company of Canada, as Canadian Trustee (the “Indenture”).
Under the Indenture, the Senior Notes are redeemable by the Company in whole or in part, for cash:
a.At any time prior to September 1, 2024 at a redemption price equal to the sum of 100% of the aggregate principal amount of the Senior Notes, plus accrued and unpaid interest, and plus a premium equal to (a) the greater of 1% of the principal amount of the Senior Notes to be redeemed and (b) the excess, if any, of (i) the present value of (A) the redemption price of such Senior Notes on September 1, 2024 plus (B) all required interest payments on such Senior Notes through September 1, 2024, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (ii) the then-outstanding principal amount of such Notes.
b.At any time prior to September 1, 2024 up to 40% of the original principal amount of the Senior Notes with the net cash proceeds of one or more equity offerings at a redemption price equal to 106.25% of the aggregate principal amount of the Senior Notes redeemed, plus accrued and unpaid interest.
c.On and after the dates provided below, at the redemption prices, expressed as a percentage of principal amount of the Senior Notes to be redeemed, set forth below, plus accrued and unpaid interest on the Senior Notes:

September 1, 2024	103.128%
September 1, 2025	101.563%
September 1, 2026 and thereafter	100.000%
If Eldorado Gold sells certain of its assets or experiences specific kinds of changes in control, Eldorado Gold must offer to purchase the Senior Notes. The Senior Notes are Eldorado Gold’s and each guarantor’s senior unsecured obligations and rank equally in right of payment with any of Eldorado Gold’s and each guarantor’s existing and future senior indebtedness, and senior in right of payment to any of Eldorado Gold’s and each guarantor’s existing and future subordinated debt. The Senior Notes are also effectively subordinated to any of Eldorado Gold’s and the guarantor’s existing and future secured indebtedness to the extent of the value of the collateral securing such debt. In addition, the Senior Notes are structurally subordinated to the liabilities of Eldorado Gold’s non-guarantor subsidiaries.
The Indenture contains covenants that restrict, among other things, the ability of the Company to make distributions in certain circumstances and sales of material assets, in each case, subject to certain conditions. The Company was in compliance with these covenants as at December 31, 2024. For full details of the terms of the Senior Notes, see the Indenture, which is filed under Eldorado Gold’s profile on SEDAR+ at www.sedarplus.ca.
Ratings
As of the date of this AIF, the Senior Notes have a credit rating of B3 by Moody’s, BB- by S&P and B+ by Fitch.
Moody’s credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of B by Moody’s is the sixth highest of nine categories and denotes obligations judged to be speculative and subject to high credit risk. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of that generic rating category.
S&P’s credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality. A credit rating of BB by S&P is the fifth highest of ten categories. According to the S&P rating system, an obligor with debt securities rated BB is less vulnerable in the near-term, but faces major ongoing uncertainties to adverse business, financial or economic conditions. The addition of a plus (+) or minus (-) designation after the rating indicates the relative standing within a particular rating category.
Fitch’s credit ratings are on a scale that ranges from AAA to D, which represents the range from highest to lowest quality. A credit rating of B is the sixth highest of eleven categories. B ratings indicate that material default risk is present, but a limited margin of safety remains, and that financial commitments are currently being met; however, capacity for continued payment is vulnerable to deterioration in the business and economic environment. The addition of a plus (+) or minus (-) sign show relative standing within a particular rating category.
Credit ratings for the Senior Notes do not directly address any risk other than credit risk. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell securities nor do the ratings comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.
Eldorado paid fees to each of Moody’s, S&P and Fitch for the credit ratings rendered in respect of the Senior Notes. In addition to annual monitoring fees for the Senior Notes, additional payments are made in respect of other services provided in connection with various rating advisory services.
Senior Secured Credit Facility
On June 27, 2024, Eldorado entered into a $350 million extended and increased revolving senior secured credit facility ("Credit Facility") with an option to increase the available credit by $100 million through an accordion feature and a maturity date of June 27, 2028. The Company is in compliance with covenants related to the Credit Facility as at December 31, 2024.
The Credit Facility is permitted to be used to provide a bank issued letter of credit (“Project Letter of Credit”) in favour of the lenders under the Mandate Letter, with Euro availability for the Project Letter of Credit. For further details of the terms of the Credit Facility, see a copy of the fifth amended and restated credit agreement as filed under Eldorado Gold’s profile on SEDAR+ at www.sedarplus.ca.
Project Financing Facility
On December 15, 2022, the Company announced that it had entered into the Term Facility for the development of the Skouries Project. The Term Facility provides €680 million of the expected future funding required to complete the Skouries Project and includes up to €200 million of funds from the Greek Recovery and Resilience Facility (the "RRF"). The Term Facility is non-recourse to the Company and the collateral securing the Term Facility covers the Skouries Project and the Hellas Gold operating assets. The Term Facility also includes a €60 million cost overrun facility.
The Company commenced its first drawdown on the Term Facility in the second quarter of 2023. The Term Facility is structured to provide €680 million of the funding required to complete the Skouries Project, with the remaining funding to be provided by the Company. The Company's investment undertaking for the Skouries Project is fully backstopped by the Project Letter of Credit, which is reduced over time as the Company injects equity into Hellas Gold to fund its equity commitment. The proceeds of the EBRD Private Placement (C$81.5 million), which closed subsequently in the third quarter of 2023, were credited against the Company’s equity funding commitment.
The Term Facility includes the following components:
i.€480.4 million commercial loan;
ii.€100 million initial RRF loan;
iii.€100 million additional RRF loan; and
iv.€60 million contingent overrun facility.
The Term Facility also provides a €30 million revolving credit facility to fund reimbursable VAT expenditures relating to the Skouries Project.

The interest rates of the Term Facility are as follows:

i.Commercial loan: Variable interest rate of 6.43% as at December 31, 2024 (comprised of the six-months EURIBOR plus a fixed margin) until project completion, followed by a 0.20% reduction of the fixed margin at project completion. 70% of the variable rate exposure is hedged through an interest rate swap for the term of the Term Facility. In June 2024, an additional 8.7% of the variable rate exposure was hedged through an interest rate swap for the term of the Term Facility.
ii.Initial RRF loan: Fixed interest rate of 3.04% for the term of the Term Facility.
iii.Additional RRF loan: Fixed interest rate of 4.06% for the term of the Term Facility.
As required under the Term Facility, Hellas Gold entered into various hedging contracts in April 2023, including hedging limited volumes of gold and copper production, hedging a portion of its foreign exchange exposure and an interest rate swap (as noted above).
The Term Facility can be drawn up to the earlier of: March 31, 2026, or August 26, 2026 (if the deferral option is exercised) or three months after the “Project Completion Date” (as defined in the Term Facility). There is a seven-year repayment schedule with the first semi-annual installment payments commencing on June 30, 2026, and ending December 31, 2032.
In January 2025, Eldorado exercised its option under the Term Facility to defer the longstop date for project completion from March 31, 2026 to not later than September 30, 2026. As a consequence, the availability period under the Term Facility has been extended to the earlier of: August 26, 2026, and three months following project completion.
As a further consequence, repayment of the drawings on the Term Facility are expected to begin on December 31, 2026, with 13 semi-annual installments through to December 31, 2032.
For further details of the terms of the Term Facility, see a copy of the project debt programme as filed under Eldorado Gold’s profile on SEDAR+ at www.sedarplus.ca.
Dividend Policy
The Board of Directors established a dividend policy in May 2010 and Eldorado Gold declared its first dividend of C$ 0.05 per common share. Any dividend payment, if declared, is expected to be derived from a dividend fund calculated on an amount, determined at the discretion of the Board of Directors at the time of any decision to pay a dividend, multiplied by the number of ounces of gold sold by Eldorado Gold in the preceding two quarters. In 2011, the Board of Directors amended the dividend policy to provide additional step-ups as the average realized gold price increases. The Board of Directors further amended the dividend policy in 2013 to revise the gradation of the fixed dollar amounts per ounce of gold sold.
The amount of the dividend fund will be divided among all the issued Eldorado Gold common shares to yield the dividend payable per share. Accordingly, the calculation of any dividends, if declared, will also be dependent on gold prices, among other things.
The declaration and payment of dividends is at the sole discretion of the Board of Directors, and is subject to and dependent upon, among other things: the financial condition of and outlook for the Company, general business conditions, satisfaction of all applicable legal and regulatory restrictions regarding the payment of dividends by Eldorado Gold and the Company’s cash flow and financing needs.
The Company has not declared dividends in the last three years.
The Company’s Senior Notes and Credit Facility contain certain restrictive covenants that may, in certain circumstances, limit its ability to pay dividends or make other distributions. See “Risk Factors in Our Business” – “Current and Future Operating Restrictions”.
Market for Securities
Eldorado Gold is listed on the following exchanges:
•TSX under the symbol ELD (listed October 23, 1993 – part of the S&P/TSX Global Gold Index); and
•NYSE under the symbol EGO (listed October 20, 2009 – part of the American Stock Exchange (“AMEX”) Gold BUGS Index).
Our common shares were listed on the AMEX from January 23, 2003 until October 20, 2009.

Trading Activity in 2024
The table below shows the range in price and trading volumes of our common shares on the TSX in 2024.

2024	C$ High	C$ Low	C$ Close	Volume
January	17.51	15.73	16.43	502,353
February	17.28	13.10	14.11	782,038
March	19.20	13.63	19.04	696,524
April	22.01	18.82	19.62	685,786
May	22.58	19.39	22.04	477,828
June	22.59	19.44	20.21	575,916
July	23.62	19.86	23.41	351,979
August	25.04	21.18	23.27	471,064
September	25.37	21.33	23.51	684,577
October	26.32	22.26	24.22	512,841
November	25.15	21.19	22.37	620,988
December	24.55	20.95	21.38	443,933
Prior Sales
The following table sets out all of the securities issued by the Company during our last financial year other than our common shares:

Type of security	Number of securities	Date issued	Issue price / exercise price*
Stock options	1,247,348	February 27, 2024	$14.52
	16,218	September 1, 2024	$23.27
	24,697	November 5, 2024	$22.89
Performance Share Units (PSUs)	389,124	February 27, 2024	n/a
	8,809	September 1, 2024	n/a
Restricted Share Units (RSUs)	436,338	February 27, 2024	n/a
	4,404	September 1, 2024	n/a
	6,394	November 5, 2024	n/a
Deferred Units (DUs)	61,978	February 27, 2024	n/a
	919	March 31, 2024	n/a
	865	June 30, 2024	n/a
	735	September 30, 2024	n/a
For detailed information about the plans that govern the stock options, PSUs, RSUs and DUs, including the compensation principles that govern the grants made, please refer to our Management Proxy Circular.

Escrowed Securities and Securities Subject to Contractual Restriction on Transfer
To the Company’s knowledge there are no securities of the Company which are subject to escrow or to contractual restriction on transfer as at the date of this AIF.
Transfer Agents and Registrars

Registrar and transfer agent for our common shares	Computershare Investor Services Inc. 510 Burrard Street 3rd Floor Vancouver, British Columbia, V6C 3B9
Registered and records office and address for service	Eldorado Gold Corporation c/o Fasken Martineau DuMoulin LLP Suite 2900 – 550 Burrard Street Vancouver, British Columbia, V6C 0A3
Paying Agent, Registrar, Transfer Agent and Trustee for our Senior Notes	Computershare Corporate Trust 1505 Energy Park Drive St. Paul, MN 55108

Governance
Directors
The table below lists our directors, including their province or state of residence, and their principal occupation during the five preceding years.

Director	Board committees	Principal occupation
Carissa Browning, ICD.D Alberta, Canada Independent Director	Corporate Governance and Nominating (Chair) Sustainability	Director since January 1, 2022 Barrister & Solicitor at Enernext Partners (2017 to Present)
George Burns, President, ICD.D President, Chief Executive Officer and Director British Columbia, Canada		Director since April 27, 2017 President and Chief Executive Officer of Eldorado Gold since April 27, 2017
Teresa Conway, CPA(CA), ICD.D British Columbia, Canada Independent Director	Audit Compensation (Chair) Corporate Governance and Nominating	Director since June 21, 2018
Catharine Farrow, ICD.D Ontario, Canada Independent Director	Technical (Chair) Compensation Sustainability	Director since April 30, 2020
Judith Mosely Surrey, United Kingdom Independent Director	Sustainability (Chair) Audit	Director since September 1, 2020
Steven Reid, ICD.D Alberta, Canada Independent Director Non-Executive Chair of the Board	Compensation Technical	Chair of the Board since January 1, 2021 and a director since May 2, 2013

Stephen Walker Ontario, Canada Independent Director	Technical Audit Compensation	Director since June 9, 2022 Advisor, Skycatch Inc. (2021 to 2024) Consultant, BP Energy Partners (2020 to 2021)
John Webster, ICD.D Acc. Dir., FCA, FCPA British Columbia, Canada Independent Director	Audit (Chair) Corporate Governance and Nominating Sustainability	Director since January 1, 2015
All eight of our directors were elected at our 2024 annual shareholders’ meeting. All directors’ terms expire at our next annual meeting of shareholders. As part of our Board succession plan, we expect that seven of our currently appointed directors will be nominated for election by the shareholders at our 2025 annual shareholder meeting.
As of the date of this AIF, the directors and named executive officers of the Company beneficially own, control, or direct (either directly or indirectly) an aggregate of 707,893 common shares, representing 0.34% of the total issued and outstanding common shares. See our Management Proxy Circular for further information on directors and executive officers including their biographies, share ownership and holdings of other securities such as RSUs, PSUs and DUs.
Board Committees
The Board of Directors has five standing committees:
•Audit
•Compensation
•Corporate Governance and Nominating
•Sustainability
•Technical
Audit Committee
The Board of Directors has a separately designated audit committee in accordance with National Instrument 52-110 Audit Committees and in accordance with the NYSE Listed Company Manual. The audit committee is currently made up of four independent directors:
•John Webster (Chair)
•Teresa Conway
•Judith Mosely
•Stephen Walker
All four members of the audit committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. Mr. Webster, the audit committee chair and Ms. Conway, are audit committee financial experts as defined by the SEC.
The full text of the Company’s Audit Committee Terms of Reference has been appended to the end of this AIF.
Composition of the Audit Committee and Relevant Education and Experience
John Webster, Chair of the Audit Committee
A chartered professional accountant, Mr. Webster has the accounting or related financial management experience that is required under the NYSE rules. Mr. Webster has worked in various roles with PricewaterhouseCoopers LLP over 30 years. He has extensive experience as an audit partner and has provided advice to many clients on complex transactions. He holds a Bachelor degree from the University of Kent, an FCPA, FCA (British Columbia), and ACA (Institute of Chartered Accountants in England and Wales).
Teresa Conway
A chartered professional accountant, Ms. Conway has the accounting or related financial management experience that is required under the NYSE rules. Ms. Conway was most recently the President and CEO of Powerex and has held various executive positions, including CFO, since joining Powerex in 1993. Prior to this, Ms. Conway was with PricewaterhouseCoopers (PwC) from 1985 to 1992. She holds a BBA from Simon Fraser University, and a Chartered Professional Accountant (British Columbia) designation.
Judith Mosely
Ms. Mosely has over 20 years experience in the mining and metals sector most recently as the Business Development Director for Rand Merchant Bank in London. Prior to this, Ms. Mosely headed the mining finance team at Société Générale in London and has broad experience across commodity sectors, working with juniors through to multinationals. She holds a Masters degree from Oxford University, a diploma in Business Administration from the University of Warwick, and an ESG Competent Boards Certificate Designation (GCB.D). She also holds a Master of Studies degree in Sustainability Leadership from the University of Cambridge.
Stephen Walker
Mr. Walker has over 37 years of experience in capital markets and the mineral resource industry. Prior to his retirement, he held varying roles in his 20 years with the Royal Bank, including Managing Director and Head of Global Mining Research from 2007 to 2020, as the Director of Canadian Equity Research from 2004 to 2006, and initially as a Mining Analyst. Prior to working in the banking industry in 1995, Mr. Walker worked for 11 years as a geologist with Noranda Mines and Hemlo Gold in Canada. He holds a B.Sc., Geology, from Dalhousie University, an M.Sc., Geology, from the University of Western Ontario, and an MBA from Queens University.
The audit committee is responsible for overseeing financial reporting, internal controls, the audit process, financial disclosures in our public disclosure documents, overseeing our Code of Ethics and Business Conduct (together with the Corporate Governance and Nominating Committee), overseeing certain risk management systems and practices adopted by the Company, recommending the appointment of our external auditor, reviewing the annual audit plan and auditor compensation, among other things.
The external auditor reports directly to the audit committee. KPMG LLP performed our audit services in 2024 and 2023. Non-audit services can only be provided by the external auditor if it has been pre-approved by the audit committee. The pre-approval requirement is satisfied with respect to the provision of de minimis non-audit services if:
•the aggregate amount of all such non-audit services constitutes not more than 5% of the total amount of fees paid during the fiscal year;
•the services were not recognized at the time of the engagement to be non-audit services; and
•the services are approved by the audit committee prior to completion of the audit.
Generally, these non-audit services are provided by other firms under separate agreements approved by management.
See our Management Proxy Circular for further information on the experience and education of each audit committee member.
About the Auditor
KPMG LLP, an independent registered public accounting firm has been our external auditor since June 2009.
The auditor conducts the annual audit of our financial statements and is pre-approved for other services, and reports to the audit committee of the Board.
Auditor’s Fees
The table below shows the fees we paid KPMG LLP for services in 2024 and 2023:

Years ended December 31

2024		2023
Audit fees	1,945,300	1,864,990
Audit related fees	91,895	97,859
Tax fees	-	-
All other fees	8,660	8,250
Total	$2,045,855	$1,971,099
Officers
The table below lists our executive officers as at December 31, 2024, including their province of residence, their principal occupation during the five preceding years, and offices held at Eldorado Gold.

Executive officer	Principal occupation
George Burns British Columbia, Canada President, Chief Executive Officer and Director	President and Chief Executive Officer since April 2017
Paul Ferneyhough Alberta, Canada Executive Vice President & Chief Financial Officer
Executive Vice President & Chief Financial Officer since January 2024

Executive Vice President, Chief Strategy & Commercial Officer (November 2023 to January 2024)

Senior Vice President, Chief Strategy and Commercial Officer (January 2023 to November 2023)

Senior Vice President, Chief Growth and Integration Officer (May 2021 to January 2023)

Executive Director, North America Repsol Oil and Gas Canada (June 2018 to August 2020)

Simon Hille British Columbia, Canada Executive Vice President, Technical Services and Operations	Executive Vice President, Technical Services & Operations since November 2023

Senior Vice President, Technical Services and Operations (January 2023 to November 2023)

Senior Vice President, Technical Services (April 2022 to January 2023)

Vice President, Technical Services (November 2020 to April 2022)

President, Whytecliff Mining Corp. (March 2020 to November 2020)

Frank Herbert Ontario, Canada Executive Vice President, General Counsel & Chief Compliance Officer	Executive Vice President, General Counsel and Chief Compliance Officer since January 2023

Interim General Counsel, Eldorado Gold Corporation (May 2022 to December 2022)

Independent Legal Consultant (January 2020 to May 2022)

Louw Smith Thessaloniki, Greece Executive Vice President, Development, Greece	Executive Vice President, Development, Greece since January 2024 Managing Director TEX (March 2022 to October 2023) Chief Operating Officer, Nord Gold Plc (July 2013 to February 2023)
Mehmet Yilmaz Ankara, Türkiye Vice President & General Manager, Türkiye	Vice President and General Manager, Türkiye since March 2020 Chairman of Tüprag Metal Madencilik A.Ş (a subsidiary of Eldorado Gold Corporation) since April 2020
Christos Balaskas Athens, Greece Vice President, Commercial Growth & External Relations	Vice President, Commercial, Growth and External Relations since January 2024 Vice President, General Manager, Greece (October 2017 to January 2024)
Sylvain Lehoux Québec, Canada Vice President, Country Manager, Canada	Vice President, Country Manager, Canada since April 2023 Vice President, General Manager, Québec (December 2020 to April 2023)
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
In the last 10 years none of Eldorado Gold’s directors, executive officers or, to our knowledge, Material Shareholders has personally or has been a director or executive officer (while, or within a year of, acting in that capacity) of any Company (including ours) that has become bankrupt, made a proposal under legislation relating to bankruptcy or insolvency, been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets, or the assets of that person.
None of Eldorado Gold’s directors or executive officers are, or have been within the last 10 years, a director, chief executive officer or chief financial officer of any company that was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while the director was acting in that capacity, or that was issued after the director was no longer acting in that capacity, and which resulted from an event that occurred while that person was acting in that capacity.
None of our directors, executive officers or, to our knowledge, Material Shareholders have been subject to any penalties or sanctions imposed by a court or regulatory body, or have entered into a settlement agreement with any securities regulatory authority since December 31, 2000.
Conflicts of Interest
To the best of Eldorado Gold’s knowledge, it is not aware of any existing or potential conflicts of interest between it, or any of its directors or officers, which have not been disclosed to the Board of Directors, except that some of them serve as directors and officers of other public companies. It is therefore possible that there could arise a conflict between their duties as a director or officer of Eldorado Gold and their duties for such other companies.
Eldorado Gold’s directors and officers are aware of the laws governing accountability of directors and officers for corporate opportunity. They understand they are required to disclose any conflicts of interest under the CBCA and are expected to govern themselves to the best of their ability according to the laws in effect.

The Board of Directors takes appropriate measures to exercise independent judgment when considering any transactions and agreements. If a director has a material interest, the director is obligated to excuse himself or herself from the appropriate portions of the Board of Directors and committee meetings so the directors can discuss the issue openly and candidly.
Material Contracts
Other than the Credit Facility, the Indenture, and the Term Facility, we did not enter into any material contracts within the last financial year, or in a prior financial year that is still in effect.
Interest of Experts
We rely on experts to audit our financial statements, prepare our Mineral Reserve and Mineral Resource estimates, prepare our technical reports, and prepare our technical disclosure.
Our auditor is KPMG LLP. They have confirmed that with respect to Eldorado, they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and that they are independent accountants with respect to Eldorado under all relevant US professional and regulatory standards.
We list the people who have prepared our Mineral Reserve and Mineral Resource Estimates under “Mineral Reserves and Mineral Resources” starting on page 63 and the Qualified Persons responsible for our technical disclosure and/or reports under each of our properties.
None of these people or their employers have directly or indirectly, any material interest, or beneficial interest in the property of the Company or securities of Eldorado Gold or any of our affiliates or associated parties, other than those experts that are employed by us. The experts employed by us each own less than 1% of our securities.
Interest of Management and Others in Material Transactions
Other than as described in this AIF and our annual MD&A we are not aware of any transactions in our three most recently completed financial years, or during the current financial year, that has had or is reasonably expected to have a material effect on the Company where any of the following had a direct or indirect material interest:
•any of our directors or executive officers, or those of our subsidiaries.
•a person or company that beneficially owns, controls or directs, directly or indirectly, more than 10% of our voting securities; or
•any associate or affiliate of the above.
We did not rely on any available exemptions in fiscal 2024 to meet our disclosure obligations for the year.
Legal Proceedings and Regulatory Actions
Litigation
Greece - Environmental Impact Assessment (EIA) Decision
As disclosed in “Risk Factors in Our Business - Permits”, in Q2 2023, Hellas Gold obtained a modification and time extension (up to 2038) of the Kassandra Mines environmental terms approval (previously defined as the “2023 Environmental Terms Approval”) which covers the expansion of the Olympias processing facility and the Stratoni port modernization. In June 2023, local associations and residents filed an appeal for the annulment of the 2023 Environmental Terms Approval, claiming legal grounds relating to the Investment Agreement, and requesting that the provisions concerning the independent environmental auditor and certain environmental provisions be annulled. Hellas Gold has filed an intervention, and the hearing is expected to occur, following postponements in 2025. In the case of a partial or full annulment of the 2023 Environmental Terms Approval, the 2011 Environmental Terms (as applicable in 2023) would still be valid on the relevant chapters. However, any provisions in the 2023 Environmental Terms not covered by the 2011 Environmental Terms (as applicable in 2023) would be subject to a new approval process.
In addition to the litigation brought against Hellas Gold described in this section titled “Litigation”, which is referred to as being applicable to all the Kassandra Mines, Hellas Gold is, from time to time, subject to and involved in various complaints, claims, investigations, proceedings and legal proceedings arising in the ordinary course of business, including, but not limited to, licenses, permits, supplies, services, employment and tax. Eldorado Gold and Hellas Gold cannot reasonably predict the likelihood or outcome of these actions.
For further description of all of our risks, see the section entitled “Risk Factors in Our Business”.
Other than what has been disclosed above, we are not aware of any material legal proceedings which we are a party to or that involve our property, nor are we aware of any being considered.
We have not had any penalties or sanctions imposed by a court or regulatory body relating to securities legislation or regulatory requirements, or by a court or regulatory body that would be considered important to a reasonable investor in making an investment decision. We have also never been involved in a settlement agreement with a court relating to securities legislation or with a securities regulatory authority.

Audit Committee Terms of Reference
The board of directors (the “Board”) of Eldorado Gold Corporation (the “Company”) has established the Audit Committee of the Board (the “Committee”) and approved these Terms of Reference which set out the roles, responsibilities, composition, functions and other matters concerning the Committee.
I.Role
The role of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of the Company by:
(i)Reviewing the integrity and effectiveness of the Company’s systems of internal financial controls for reporting on the Company’s financial condition;
(ii)Monitoring the qualifications, independence and performance of the Company’s external auditor (the “Auditor”) and the recommendation of the Board to shareholders for the appointment thereof;
(iii)Overseeing the integrity of the Company’s internal audit processes and reviewing the Company’s financial disclosure and reporting;
(iv)Monitoring the Company’s management’s (“Management”) compliance with applicable legal and regulatory requirements; and
(v)Overseeing certain risk management systems and practices adopted by the Company.
II.Responsibilities
The Committee will have the following duties and responsibilities:
Financial Statements and Financial Disclosures
(i)    Review with the Auditor and with Management, prior to recommending to the Board for its approval, the following:
a)The audited annual and unaudited quarterly financial statements, including the notes thereto;
b)Management’s discussion and analysis (“MD&A”) of operations accompanying or contained in the annual or quarterly reports and the consistency of the MD&A with the financial statements;
c)Any expert report or opinion obtained by the Company in connection with the financial statements;
d)The accounting treatment with respect to any transactions which are material or not in the normal course of the Company’s business or with or involving an unconsolidated entity;
e)The nature and substance of significant accruals, accounting reserves and other estimates having a material effect on the financial statements;
f)Carrying values of financial assets and liabilities, including key assumptions and practices used to determine fair value accounting and related mark-to-market adjustments;
g)Any off balance sheet financing arrangement;
h)Use of derivatives and hedging transactions;
i)Asset retirement and reclamation obligations;
j)Pension obligations;
k)Tax matters (including material tax planning initiatives) that could have a material effect upon the financial statements;
l)The Company’s accounting and auditing principles, policies and practices including any changes thereto;
m)The adequacy of the Company’s internal controls (including any significant deficiencies or material weaknesses in the Company’s internal control over financial reporting) and the responsibilities of the Company’s internal audit function with respect to internal controls;
n)All significant adjustments made or proposed to be made in the Company’s financial statements by Management or by the Auditor;
o)Details regarding any unrecorded audit adjustments;
p)Any impairment provisions based on ceiling tests or other calculation including the carrying value of goodwill;
q)Use by the Company of any new or previously undisclosed financial measures which are not in accordance with generally accepted accounting principles (“GAAP”) or forward-looking financial information contained in any disclosure document;
r)The compliance by the Company’s Chief Executive Officer and Chief Financial Officer with the applicable certification requirements under applicable securities legislation; and
s)Such other matters as the Committee considers necessary in connection with the preparation of the Company’s financial reports.

(ii)Review the adequacy of procedures put in place by the Board or Management for the review of public disclosure of financial information prior to the disclosure to the public thereof.
(iii)Review and discuss with the Auditor any audit related problems or difficulties and Management’s response thereto, including any restrictions imposed on the scope of the Auditor’s activities, access to required information, disagreement with Management or the adequacy of internal controls.
(iv)Review the Auditor’s Management Letter and the Auditor’s Report.
(v)Review, discuss with Management (and with the Auditor, where required or appropriate) and approve or recommend that the Board approve the following, prior to disclosure to the public:
a.Consolidated annual audited financial statements and related MD&A;
b.Consolidated unaudited quarterly financial statements and related MD&A;
c.Press releases announcing or containing financial information including those based on the annual or quarterly financial statements, and non-GAAP financial measures, revenue or earnings guidance or other forward-looking information; and
d.Financial information contained within any prospectus, annual information form, information circular, take-over bid circular, issuer bid circular, rights offering circular or any other disclosure document.
External Auditor
(i)Recommend to the Board the appointment of the Auditor to be nominated at the annual shareholders’ meeting. The Auditor is ultimately accountable to the Board and the Committee as representatives of the shareholders.
(ii)Recommend to the Board the remuneration to be paid to the Auditor.
(iii)Require the Auditor to report to the Committee.
(iv)Oversee the work of the Auditor including the mandate of the Auditor, the annual engagement letter, audit plan and audit scope.
(v)Review and discuss the reports required to be made by the Auditor regarding: critical accounting policies and practices; material selections of accounting policies when there is a choice of policies available under international financial reporting standards that have been discussed with Management, including the ramifications of the use of such alternative treatment, and the treatment preferred by the Auditor.
(vi)Review and discuss other material written communications between the Auditor and Management; and any other matters required to be communicated by the Auditor to the Committee by applicable rules and regulations.
(vii)Assess the external audit team.
(viii)Assist in the resolution of disagreements, if any, between management and the Auditor regarding financial reporting.
(ix)Review and pre-approve non-audit services proposed to be provided by the Auditor, to the extent required by law. The Committee may delegate, to the chair of the Committee (the “Chair”), the authority to pre-approve non-audit services, and the Chair shall present any pre-approval to the Committee at the next scheduled meeting of the Committee. The pre-approval requirement is satisfied with respect to the provision of de minimis non-audit services if:
a.the aggregate amount of all such non-audit services provided to the Company which were not pre-approved constitutes not more than 5% of the total amount of fees paid by the Company and its subsidiaries to the Auditor during the fiscal year in which the non-audit services are provided;
b.the services were not recognized by the Company or its subsidiaries, at the time of the engagement, to be non-audit services; and
c.the services are promptly brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.
(x)Review and approve the fees and expenses of the Auditor.
(xi)Establish guidelines for the retention of the Auditor for any non-audit services including a consideration of whether the provision of such services would impact the independence of the Auditor.
(xii)At least annually, consider, assess, and report to the Board on (i) the independence of the Auditor, (ii) the Auditor’s written statement delineating all relationships between the Auditor and the Company, assuring that lead audit partner rotation is carried out, as required by law, and delineating any other relationships that may adversely affect the independence of the Auditor, and (iii) the evaluation of the lead audit partner, taking into account the opinions of management.
(xiii)Regularly meet with the Auditor without management present.
(xiv)Where the Committee considers it appropriate, recommend a replacement for the Auditor and oversee any procedures required for the replacement thereof.

(xv)Review and approve the Company’s policies with respect to the employment of present and former partners and employees of the present and former Auditor.
Internal Controls and Systems
(i)Review and discuss with Management the effectiveness of, or any deficiencies in, the design or operation of the Company’s systems of internal controls and any allegation of fraud, whether or not material, involving Management or other employees who have a role in the Company’s internal controls.
(ii)Review with Management and the Auditor, the Company’s internal accounting and financial systems and controls to assess the effectiveness of, or deficiency in the design or operation of those internal controls to get reasonable assurance that the Company has:
a.The appropriate books, records and accounts in reasonable detail to accurately and fairly reflect the Company’s transactions;
b.Effective internal control systems; and
c.Adequate processes for assessing the risk of material misstatement of the financial statements and for detecting control weaknesses or fraud.
(iii)Review with Management and advise the Board with respect to the Company’s policies and procedures regarding compliance with new developments in accounting principles, laws and regulations and their impact on the financial statements of the Company.
(iv)Review Management’s report on and the Auditor’s assessment of the Company’s internal controls and report all deficiencies and remedial actions to the Board.
(v)Ensure the independence and effectiveness of the internal audit function, including by requiring that the function be free of any influence that could adversely affect its ability to objectively assume its responsibilities, by ensuring that it reports to the Committee, and by meeting regularly with the lead of the internal audit function,without Management being present in order to discuss, for example, the questions they raise regarding the relationship between the internal audit function and Management and access to the information required.
(vi)Regularly meet with the internal audit function without management and the Auditor present.
Risk Management
(i)Review with Management the Company’s material major financial risk exposures and the steps Management has taken to monitor and control such exposures.
(ii)Review any related party transactions prior to such transactions being submitted to the Board for approval.
(iii)Establish a complaint process and “whistle-blowing” procedures for the receipt, retention and treatment of any complaints regarding accounting, internal accounting controls or audit related matters, which include the confidential and anonymous submission of concerns in accordance with the Code of Business Conduct and Ethics (“Code of Conduct”).
(iv)Review, on a periodic basis, compliance with the Company’s investment policy governing investments of excess cash balances.
(v)Receive and review Management’s report and, if applicable, the report of the Auditor, with respect to: any material correspondence with, or other material action by, regulators or governmental agencies; any material legal proceeding involving the Company; or allegations concerning the Company’s non-compliance with applicable laws or listing standards.
(vi)Review on a regular basis, any reports of whistle-blowing.
(vii)Investigate any reported violations of the Code of Conduct and determine an appropriate response, including corrective action and preventative measures when required. All reports are to be treated confidentially to every extent possible.
(viii)Review, on a periodic basis, the Company's insurance program coverage and related insured risks, including coverage for product liability, property damage, business interruption, liabilities, and directors’ and officers' liability.
(ix)Review on a regular basis and oversee the Company’s cybersecurity controls, including related risks and risk mitigation measures.
Other Matters
(i)Direct and supervise the investigation into any matter brought to the Committee’s attention within the scope of its duties.
(ii)Perform such other duties as may be assigned to the Committee by the Board from time to time or as may be required by applicable law or regulatory authorities.

III.Composition
(i)On the recommendations of the Corporate Governance and Nominating Committee, the Board will: annually appoint not fewer than three directors to form the Committee, all of whom shall be “independent” and “financially literate” within the meaning of the applicable securities legislation and at least one member of the Committee shall meet the definition of a “financial expert” as defined under applicable United States securities laws; and appoint the Chair.
(ii)The Board may, at any time, remove or replace a member, or appoint additional members to fill any vacancy or to increase or decrease the size of the Committee. A member will serve on the Committee until the termination of the appointment or until a successor is appointed or the person ceases to be a director of the Company.
(iii)The Board or the Committee may, from time to time, establish policies limiting the number of audit committees which Committee members may be appointed to. If a Committee member wishes to simultaneously serve on the audit Committee member must first seek approval from the Board to ensure that such simultaneous service would not impair the ability of such member to effectively serve on the Committee.
IV.Meetings and Procedures
(i)The Committee shall meet as often as it considers necessary to carry out its duties effectively, but no less frequently than four times per year. The Committee shall, subject to the terms hereof and applicable law, otherwise establish its procedures and govern itself as the members of the Committee may see fit in order to carry out and fulfill its duties and responsibilities hereunder.
(ii)Meetings of the Committee may be called by a member of the Committee, the Chief Executive Officer, the Corporate Secretary, the Chief Financial Officer or the Auditor of the Company and held at such time and place as the person calling the meeting may determine. Not less than 24 hours advance notice of any meeting shall be given orally or in writing personally delivered or by facsimile or electronic mail together with an agenda to each member of the Committee and the Auditor unless all members of the Committee are present at any meeting and agree to waive such notice or any absent member of the Committee from such meeting has waived such notice or otherwise consented to the holding of such meeting in writing.
(iii)A majority of members of the Committee will constitute a quorum provided that a quorum shall not be less than two members. Decisions of the Committee will be by an affirmative vote of the majority of those members of the Committee voting at a meeting, except where only two members are present, in which case any question shall be decided unanimously. In the event of an equality of votes, the Chair will not have a casting or deciding vote. The Committee may also act by resolution in writing signed by all the members of the Committee.
(iv)The Board, or failing that, the Committee itself, shall select one of its members to act as the Chair (or in his or her absence, as an alternate Chair).
(v)The Committee shall keep or cause to be kept minutes or other records of its meetings and proceedings and provide such records to the Company as the Committee may so determine.
(vi)Any member of the Committee may participate in a meeting by conference telephone or other communications equipment by means of which all persons participating in the meeting can adequately communicate with each other, and a member participating in a meeting pursuant to this section shall be deemed for purposes of the Canada Business Corporations Act to be present in person at the meeting.
(vii)The Committee may invite Management, directors, employees or other persons as it sees fit from time to time to attend its meetings and assist thereat provided however, that only members of the Committee may participate in the deliberation, and vote on any matter to be decided by the Committee. The Committee may exclude from all or any portion of its meetings any person it deems appropriate in order to carry out its responsibilities.
(viii)The Company shall provide the Committee with such resources, personnel and authority as the Committee may require in order to properly carry out and discharge its roles and responsibilities hereunder.
(ix)The Committee has authority to communicate directly with the Auditor. The Committee will have access to the Auditor and Management, exclusive of each other, for purposes of performing its duties. The Committee will meet with the Auditor independent of Management after each review of the unaudited and audited financial statements and at such other times as the Committee may require.
(x)The Committee and its members shall have access to such documents or records of the Company and to such officers, employees or advisors of the Company or require their attendance at any meeting of the Committee, all as the Committee or the members thereof may consider necessary in order to fulfill and discharge their responsibilities hereunder.
(xi)Subject to any limitation under applicable law, these Terms of Reference or direction of the Board, the Committee may delegate to a subcommittee or individual member of the Committee any of its duties or responsibilities hereunder.
(xii)The Committee may from time to time authorize any member or members or any other director or officer of the Company to certify or to execute and deliver, for or on behalf of the Committee any such report, statement, certificate or other document or to do such acts or things as the Committee may consider necessary or desirable in order to discharge its duties and responsibilities hereunder.
(xiii)The Chair will from time to time or upon request by the Board provide a report on the activities of the Committee.
(xiv)The Auditor will be notified of results of and provided with copies of the minutes of each meeting of the Committee whether or not the Auditor attended.
V.Other Matters
(i)The Committee as whole or each member of the Committee individually may engage independent counsel and other outside advisors, at the Company’s expense, where the member or the Committee determine that it is necessary to do so in order to assist in fulfilling their respective responsibilities.
(ii)The Committee may, in consultation with the chair of the Board, set the compensation of independent counsel and other outside advisors. The engagement and payment by the Company for the services of such independent counsel and other outside advisors are subject to approval of the Chair.
(iii)In connection with their service on the Committee, the members shall be entitled to such remuneration, payment or reimbursement of such incidental expenses and indemnification, on such terms as the Board may so determine from time to time.
(iv)The Corporate Governance and Nominating Committee of the Board and the Committee itself shall, not less frequently than annually, assess, based on such factors as they may consider appropriate, the effectiveness of the Committee and the members of the Committee, in accordance with these Terms of Reference and report such assessments to the Corporate Governance and Nominating Committee or the Board, as appropriate.
(v)The Committee shall review and assess the adequacy of these Terms of Reference on a regular basis and consider whether these Terms of Reference appropriately address the matters that are or should be within its scope and, where appropriate, make recommendations to the Board or the Corporate Governance and Nominating Committee for the alteration, modification or amendment hereof.
(vi)These Terms of Reference may, at any time, and from time to time, be altered, modified or amended in such manner as may be approved by the Board.
VI.Responsibilities and Duties of the Chair
The Chair of the Committee shall have the following responsibilities and duties.
(i)Lead the Committee in discharging all duties set out in these Terms of Reference.
(ii)Chair meetings of the Committee.
(iii)In consultation with the Board Chair and the Corporate Secretary, determine the frequency, dates and locations of meetings of the Committee.
(iv)In consultation with the Company’s Chief Executive Officer, Chief Financial Officer, Corporate Secretary and others as required, review the annual work plan and the meeting agendas to ensure all required business is brought before the Committee.
(v)In consultation with the Board Chair, ensure that all items requiring the Committee’s approval are appropriately tabled.
(vi)Report to the Board on the matters reviewed by, and on any decisions or recommendations of, the Committee at the next meeting of the Board following any meeting of the Committee.
(vii)Ensure that a process is in place for the evaluation on an annual basis of the effectiveness and performance of the Committee and the contribution of each Committee member, and that the results are reviewed with the Chair of the Board.
(viii)Carry out any other or special assignments or any functions as may be requested by the Board.
VII.Limitations on the Committee’s Duties
The Committee does not have decision-making authority, except in the very limited circumstances described herein or where and to the extent that such authority is expressly delegated by the Board. The Committee shall convey its findings and recommendations to the Board for consideration and, where required, decision by the Board.

The Committee shall discharge its responsibilities and shall assess the information provided by the Company’s management and any external advisors, including the Auditor, in accordance with its business judgment. Committee members are not full-time Company employees and are not, and do not represent themselves to be, professional accountants or auditors. The authority and responsibilities set forth in this mandate do not create any duty or obligation of the Committee to (i) plan or conduct any audits, (ii) determine or certify that the Company’s financial statements are complete, accurate, fairly presented or in accordance with IFRS or GAAP, as applicable, and Applicable Laws, (iii) guarantee the Auditor’s reports, or (iv) provide any expert or special assurance as to internal controls or management of risk. Committee members are entitled to rely, absent knowledge to the contrary, on the integrity of the persons from whom they receive information, the accuracy and completeness of the information provided and management’s representations as to any audit or non-audit services provided by the Auditor.
Nothing in these Terms of Reference is intended or may be construed as imposing on any member of the Committee or the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which directors of a corporation are subject to under applicable law. These Terms of Reference are not intended to change or interpret the constating documents of the Company or any federal, provincial, state or exchange law, regulation or rule to which the Company is subject, and these Terms of Reference should be interpreted in a manner consistent with all such applicable laws, regulations and rules. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability of the Company, Board or Committee to any of the Company’s shareholders, competitors, employees or other persons, or to any other liability whatsoever.
Any action that may or is to be taken by the Committee may, to the extent permitted by law or regulation, be taken directly by the Board.
VIII.Approval
Approved by the Board: February 22, 2024.

Glossary
The following is a glossary of technical terms and other terms that may be found in this AIF:
“AACE” is Association for the Advancement of Cost Eng.
“AAS” is Atomic Absorption Spectroscopy.
“ADMIE” is Independent Power Transmission Operator for Greece, also referred to as “IPTO”.
“ADR” is an acronym for Adsorption Desorption Regeneration and refers to the gold extraction process using carbon as the collector (generally in a heap leach setting).
“Adsorption” is the attachment of one substance to the surface of another.
“Ag” is the chemical symbol for silver.
“AISC” is all-in sustaining costs. This non-IFRS measure is more specifically described in the section entitled “How We Measure Our Costs.”
“ALS” is an analytical laboratory service provider.
“As-builts” are end of period topography and surfaces. In open pit, it is a topography of the pit. In the underground, it is a 3D laser scan of the working faces.
“Au” is the chemical symbol for gold.
“backfill” is waste material used to fill and support the void created by mining an ore body.
“ball milling” is grinding ore with the use of grinding media consisting of steel balls.
“CAF” is cemented aggregate fill.
“CBCA” is Canada Business Corporations Act.
“CIM” is the Canadian Institute of Mining, Metallurgy and Petroleum.
“CoA” is certificates of authorizations
“CRM” is certified reference materials
“Cu” is the chemical symbol for copper.
“CV” is coefficient of variance.
“cyanidation” is the process of extracting gold or silver through dissolution in a weak solution of sodium cyanide.
“DAF” is Drift-and-Fill.
“decline” is an underground passageway connecting one or more levels in a mine and providing adequate access for heavy, self-propelled equipment. These underground openings are often driven in a downward spiral, much the same as a spiral staircase.
“diamond drilling” is a type of drilling that uses a diamond bit, which rotates at the end of long hollow metal rods (called drill rods). The opening at the end of the diamond bit allows a solid column of rock to move up into the drill rod and be recovered for observation and sampling.
“dilution” is waste material not separated from mined ore that was below the calculated economic cut-off grade of the deposit. Dilution results in increased tonnage mined and reduced overall grade of the ore.
“dip” is the angle that a planar geological structure forms with a horizontal surface, measured perpendicular to the strike of the structure.
“doré” is unrefined gold and silver in bullion form.
“dyke” is an intrusive rock unit that has an approximately planar form that generally cuts across layering in adjacent rocks.
“EIA” is an Environmental Impact Assessment.
“EIS” is an Environmental Impact Study.
“EPCM” is Engineering, Procurement, Construction and Management.
“ESG” is environmental, social and governance.
“fault” is a planar surface or planar zone of rock fracture along which there has been displacement of a few centimetres or more.
“fire assay” is a type of analytical procedure that involves the heat of a furnace and a fluxing agent to fuse a sample to collect any precious metals (such as gold) in the sample. The collected material is then analyzed for gold or other precious metals by gravimetric or spectroscopic methods.
“flotation” is a process by which some mineral particles are induced to become attached to bubbles and float, and other particles to sink, so that the valuable minerals are concentrated and separated from the host rock.
“g” is a gram.
“g/t” is grams of gold per metric tonne.
“gangue” are minerals that are sub-economic to recover as ore.
“GDPR” is European Union’s General Data Protection Regulations.
“GHG” is greenhouse gases.
“GMIN” means G Mining Ventures Corp.
“grade” is the weight of precious metals in each tonne of ore.

“ha” is a hectare.
“heap leaching” is the process of stacking ore in a heap on an impermeable pad and percolating a solution through the ore that contains a leaching agent such as cyanide. The gold that leaches from the ore into the solution is recovered from the solution by carbon absorption or precipitation. After adding the leaching agent, the solution is then recycled to the heap to effect further leaching.
“host rock” is the body of rock in which mineralization of economic interest occurs.
“HPGR” is high-pressure grinding roll.
“HQ” denotes a specific diameter of diamond drill core, namely 63.5 mm.
“hydrocyclones” is a classification method for milled ore that produces a portion of properly sized material that proceeds to the next processing step and a portion of coarser material that returns to the mill for further grinding.
“ICMC” is International Cyanide Management Code.
“ICP” is inductively-coupled plasma.
“IDW” is inverse distance weighting.
“IEWMF” is an integrated extractive waste management facility.
“IFRS” is International Financial Reporting Standards.
“IP” is induced polarization.
“IRR” is internal rate of return.
“ITRB” is an independent technical review board.
“Kassandra Mines” consists of the Olympias mine, the Skouries deposits and the two existing mines known as the Stratoni mine (Madem Lakkos, a previously mined deposit and Mavres Petres).
“KBNW” is Kestanebeleni Northwest.
“km” is a kilometre.
“km2” is a square kilometre.
“KTMF” is Kokkinolakkas Tailings Management Facility.
“ktpa” is one thousand tonnes per annum.
“Lamaque Complex” is the active Triangle Mine (Upper and Lower), the Ormaque Deposit, the Parallel Deposit, the Plug No. 4 Deposit and the Sigma mill.
“leach” is gold being dissolved in cyanide solution in heap leaching or in tanks in a processing plant (agitated leach, carbon in pulp, carbon in leach).
“leach pad” is the impermeable pad and the ore stacked on top for the recovery of gold and silver.
“LGO” is low-grade-ore.
“LOM” is life of mine.
“m” is a metre.
“M” is a million.
“Material Shareholder” means a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company.
“metallurgy” is the science of extracting metals from ores by mechanical and chemical processes and preparing them for use.
“mill” is a plant where ore is crushed and ground to expose metals or minerals of economic value, which then undergo physical and/or chemical treatment to extract the valuable metals or minerals.
“Mineral Reserve” is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.
a.“Proven Mineral Reserve” (Proved Mineral Reserve) is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.
b.“Probable Mineral Reserve” is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.
“Mineral Resource” is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.
a.“Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.
b.“Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.
c.“Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.
“mineralization” is the rock containing minerals or metals of potential economic interest.
“MJDS” is multijurisdictional disclosure system between Canada and the United States.
“mm” is a millimetre.
“MOE” is the Ministry of Environment of Greece.
“monzonite” is a coarse-grained intrusive rock containing less than 10 percent quartz.
“MOS” is middle-ore-shoot
“MRSF” is mine rock storage facility.
“Mt” is a million tonnes.
“Mtpa” is a million tonnes per annum.
“NATO” is the North Atlantic Treaty Organization.
“NGO” is non-governmental organizations.
“NHLP” is North Heal Leach Pad.
“NI 43-101” is National Instrument 43-101 – Standards of Disclosure for Mineral Projects.
“NN” is nearest-neighbour.
“NPV” is net present value.
“NQ” denotes a specific diameter of diamond drill core, namely 47.6 mm.
“NSR” is net smelter return.
“NOS” is north-ore-shoot.
“NWRD” is the North Waste Rock Dump.
“NYSE” is the New York Stock Exchange.
“OK” is ordinary kriging.
“open pit mine” is an excavation for removing minerals that is open to the surface.
“ore” is a natural aggregate of one or more minerals that, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.
“ounce” or “oz” is a troy ounce, equal to 31.103 grams.
“PACK” is probability assisted constrained kriging.
“paste fill” refers to a blended material that is used to fill open stopes or voids in the underground operations. This material may contain rock, tailings material, sand and cement.
“Pb” is the chemical symbol for lead.
“pH” is a measure of the acidity of a material.
“phyllite” is a metamorphic rock containing fine-grained, planar-oriented mica minerals. This orientation imparts a layering to the rock.
“potassic” is an alteration type characterized by the presence of potassium, feldspar and biotite.
“ppb” is parts per billion.
“PPC” is a Power Plant Controller.
“ppm” is parts per million.
“QA” is quality assurance.
“QC” is quality control.
“ramp” is an inclined underground tunnel that provides access for mining or a connection between the levels of a mine.
“RDV” is resource defining values.
“recovery” is a multiple disciplinary term. Its main usage in this report refers to metallurgical recovery, stated as a percentage, to indicate the proportion of valuable material obtained in the processing of an ore. It is also used to imply a type of mineral process. The term also has application in mining where it refers to the proportion of ore extracted by the mining method and sent to the mineral process facility. Core recovery refers to the percentage of rock retrieved by diamond drilling.
“RMT” is remote mining technology.
“ROM” pertains to the ore that has been mined but not crushed.
“RPEEE” is reasonable prospects for eventual economic extraction.
“SABC” is a grinding circuit that includes a SAG mill, ball mill, and pebble crusher.
“semi-autogenous grinding” is a method of grinding rock into fine powder whereby the grinding media consist of larger chunks of rocks and steel balls.
“shaft” is a vertical or sub-vertical passageway to an underground mine for moving personnel, equipment, supplies and material, including ore and waste rock.
“SHLP” is South Heap Leach Pad.
“SIMS” is Sustainability Integrated Management System.
“SLC” is sublevel caving.
“SLOS” is sublevel long hole open stope.
“SOS” is south ore shoot.
“SRM” is standard reference material.
“stope” is an underground excavation from which ore is being extracted.
“strike” is an azimuth of a plane surface aligned at right angles to the dip of the plane used to describe the orientation of stratigraphic units or structures.
“tailings” is the material that remains after all metals or minerals of economic interest have been removed from ore during processing.
“TDB” is take-down-back.
“TMF” refers to a tailings management facility. These facilities are designed to store process tailings for the long term. Process tailings might have potentially reactive materials and if so, would then be stored in a lined facility.
“tonne” is a metric tonne: 1,000 kilograms or 2,204.6 pounds.
“TSF” is tailings storage facility.
“TSM” is Towards Sustainable Mining.
“TSX” is the Toronto Stock Exchange.
“Türkiye’s PDPL” is Türkiye’s Personal Data Protection Law.
“TZ” means the Tocantinzinho Project.
“waste” is barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.
“wmt” is a wet metric tonne.
“WTP” is Water Treatment Plant.
“Zadra process” is a chemical process whereby gold is recovered from carbon and returned to solution for electrowinning.
“Zn” is the chemical symbol for zinc.